Bank Austria Creditanstalt


06018905

Member of UniCredit Group

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

Bank Austria Creditanstalt
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 58808


NOV 2 0 2006
213
SECTION

Vienna, November 2006

Attn: Office of International Corporation Finance

SUPPL

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact us (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley

Ursula Künstler

PROCESSED
DEC 0 6 2006
THOMSON
FINANCIAL



Ad hoc announcement pursuant to § 48d (1) BörseG

14.11.2006

Bank Austria Creditanstalt's first nine months results 2006

Date of entry: 14 November 2006

Results for the first nine months of 2006: Bank Austria Creditanstalt on track to achieve record results in 2006

- Net income after taxes and minority interests up by 86% to EUR 1,533 m
- Adjusted for one-off effects, profits rose by 37%
- one-off adjustment of EUR 79 m in provisioning charge for loans to private customers

Bank Austria Creditanstalt significantly improved its results in the first nine months of 2006 compared with the same period of the previous year. Net income after taxes and minority interests rose by 86% to EUR 1,533 m (first nine months of 2005: EUR 824 m). Contributions to the increase also came from one-off effects such as the capital gain on the sale of HVB Splitska banka and the one-off adjustment in provisioning charge for loans to private customers. Adjusted for one-off effects, net income after taxes and minority interests rose by 37% to EUR 912 m (adjusted figure for the first nine months of 2005: EUR 665 m). The adjusted return on equity (ROE) after taxes improved to 17.5% (2005: 13.2%). The cost/income ratio declined to 57.5% (2005: 61.1%).

in EUR m	1-9/06	1-9/05	change	Q3/06
Net interest income	2,052	1,925	6.6%	719
Losses on loans and advances	-392	-316	24.2%	-198
Net interest income after losses on loans and advances	1,660	1,609	3.1%	522
Net fee and commission income	1,283	1,047	22.5%	412
Net trading result	282	186	51.3%	43
General administrative expenses	-2,083	-1,917	8.7%	-692
Balance of other operating income and expenses	5	-22		8
Operating profit	1,147	905	26.8%	293
Net income from investments	719	269	>100%	14
Amortisation of goodwill	-8	0		0
Extraordinary restructuring expenses	0	-60		0
Balance of other income and expenses	- 4	-3		-2
Net income before taxes	1,854	1,111	66.9%	305
Consolidated net income	1,533	824	86.0%	217

	1-9/06	1-9/05	Q3/06
ROE before taxes	31.1%	20.6%	14.6%
ROE after taxes	28.0%	16.4%	11.2%
ROE after taxes adjusted	17.5%	13.2%	15.9%

Cost/income ratio	57.5%	61.1%	58.5%
Risk/earnings ratio	19.1%	16.4%	27.5%
Risk/earnings ratio adjusted	15.3%		16.5%

in EUR bn	30/09/06	31/12/05	change
Total assets	156.5	158.9	-1.5%
Shareholders' equity	8.6	7.5	14.6%
Tier 1 ratio (%)	7.7	8.3	

Enquiries:
Gerhard Smoley
Investor Relations Bank Austria Creditanstalt
phone: +43 (0) 50505 - 58853
e-mail: Gerhard.Smoley@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Am Hof 2, 1010 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com/

Share:
ISIN: AT0000995006

Listed:
Vienna, prime market
Warsaw, main market

Largest bonds by volume issued:
ISIN: XS0138439707, XS0124750471, DE0001954600, XS0191555365, XS0114443772, XS0206399627, XS0211008544

Stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Luxemburg, Paris, Amsterdam



IR-Release

14.11.2006

Results for the first nine months of 2006: Bank Austria Creditanstalt on track to achieve record results in 2006

- **Net income after taxes and minority interests up by 86 per cent to EUR 1.5 billion**
- **Adjusted for one-off effects, profits rose by 37 per cent**
- **CEE business is driving BA-CA's growth**

Bank Austria Creditanstalt (BA-CA) significantly improved its results in the first nine months of 2006 compared with the same period of the previous year. Net income after taxes and minority interests rose by 86 per cent to EUR 1.5 billion (first nine months of 2005: EUR 824 million); contributions to the increase also came from one-off effects such as the capital gain on the sale of Splitska banka. Adjusted for one-off effects, net income after taxes and minority interests rose by 37 per cent to EUR 912 million (adjusted figure 2005: EUR 665 million). The adjusted return on equity (ROE) after taxes improved to 17.5 per cent (2005: 13.2 per cent). The cost/income ratio declined to 57.5 per cent (2005: 61.1 per cent).

BA-CA's operating performance further improved significantly in 2006: gross operating profit achieved by the Central Eastern Europe (CEE) business segment increased by 27.9 per cent to EUR 679 million (2005: EUR 531 million). Gross operating profit from Austrian customer business rose by 17.3 per cent to EUR 652 million (2005: EUR 556 million).

Results for the third quarter of 2006 show the following picture: adjusted for one-off effects such as capital gains or a change in risk standards, BA-CA's net income after taxes and minority interests for the third quarter of 2006 amounted to EUR 281 million. The adjusted figure for the third quarter of 2005 was EUR 212 million.

IR Release download (212 KB)

Interim Report at 30 September 2006 (511 KB)





BA-CA Investor Relations Release

Gerhard Smoley ☎ +43 (0) 50505 58803
Michael Bauer ☎ +43 (0) 50505 58809

Vienna, 14 November 2006

Results for the first nine months of 2006:

Bank Austria Creditanstalt on track to achieve record results in 2006

- **Net income after taxes and minority interests up by 86 per cent to EUR 1.5 billion**
- **Adjusted for one-off effects, profits rose by 37 per cent**
- **CEE business is driving BA-CA's growth**

Bank Austria Creditanstalt (BA-CA) significantly improved its results in the first nine months of 2006 compared with the same period of the previous year. Net income after taxes and minority interests rose by 86 per cent to EUR 1.5 billion (first nine months of 2005: EUR 824 million); contributions to the increase also came from one-off effects such as the capital gain on the sale of Splitska banka. Adjusted for one-off effects, net income after taxes and minority interests rose by 37 per cent to EUR 912 million (adjusted figure 2005: EUR 665 million). The adjusted return on equity (ROE) after taxes improved to 17.5 per cent (2005: 13.2 per cent). The cost/income ratio declined to 57.5 per cent (2005: 61.1 per cent).

BA-CA's operating performance further improved significantly in 2006: gross operating profit achieved by the Central Eastern Europe (CEE) business segment increased by 27.9 per cent to EUR 679 million (2005: EUR 531 million). Gross operating profit from Austrian customer business rose by 17.3 per cent to EUR 652 million (2005: EUR 556 million).

Results for the third quarter of 2006 show the following picture: adjusted for one-off effects such as capital gains or a change in risk standards, BA-CA's net income after taxes and minority interests for the third quarter of 2006 amounted to EUR 281 million. The adjusted figure for the third quarter of 2005 was EUR 212 million.

Erich Hampel, Chairman of BA-CA's Managing Board: "We are on track to exceed the record results achieved in the previous year – even without one-off effects. Especially business in CEE is developing very favourably. Integration in UniCredit Group is making BA-CA significantly stronger."

Items in the income statement

Net interest income generated by BA-CA in the first nine months of 2006 was EUR 2,052 million, up by 6.6 per cent on the same period of the previous year (2005: EUR 1,925 million). The net charge for losses on loans and advances increased by 24.2 per cent to EUR 392 million (2005: EUR 316 million). The increase was mainly due to the application of stricter risk standards in BA-CA's Retail Division. Net interest income after losses on loans and advances rose by 3.1 per cent to EUR 1,660 million (2005: EUR 1,609 million).

Net fee and commission income and the net trading result developed very favourably: net fee and commission income reached EUR 1,283 million, an increase of 22.5 per cent over the previous year (2005: EUR 1,047 million). The net trading result rose by 51.3 per cent to EUR 282 million (2005: EUR 186 million). General administrative expenses increased by 8.7 per cent to EUR 2,083 million (2005: EUR 1,917 million) as a result of exchange rate effects, growth in CEE and changes in the group of consolidated companies.

Operating profit was EUR 1,147 million, an increase of 26.8 per cent over the previous year's figure of EUR 905 million. Net income from investments amounted to EUR 719 million (2005: EUR 269 million); this includes the capital gain of EUR 684 million on the sale of Splitska banka, a Croatian bank which was sold to comply with merger control requirements.

Net income before taxes reached EUR 1,854 million, an increase of 66.9 per cent over the previous year (2005: EUR 1,111 million). Net income after taxes and minority interests was EUR 1,533 million, up by 86 per cent on the previous year (2005: EUR 824 million).

These results have the following effects on key financial data:

- The return on equity (ROE) after taxes rose to 28 per cent (2005: 16.4 per cent). Adjusted for one-off effects, the ROE after taxes was 17.5 per cent.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
A-1010 Vienna

phone: +43 (0)5 05 05 58853
fax +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

- The cost/income ratio improved from 61.1 per cent to 57.5 per cent.
- Earnings per share increased from EUR 5.61 to EUR 10.43. Adjusted for one-off effects, earnings per share were EUR 6.20.
- The Tier 1 capital ratio was 7.7 per cent – after 8.3 per cent at year-end 2005.

Business segment results[1]

In the third quarter of 2006, BA-CA adjusted its business segments to the UniCredit Group structure. BA-CA divides its results into five business segments: Central Eastern Europe (CEE), Retail Division, Private Banking & Asset Management, Corporate Division and Markets & Investment Banking. The bank also shows results for its Corporate Center.

These are the main changes: within Austrian customer business, the newly created Private Banking & Asset Management segment covers business with high net worth individuals served by Schoellerbank and BANK*PRIVAT*. Business with large corporates and institutional real estate customers is now included in the Corporate business segment. Corporate customers which generate a turnover of more than EUR three million or make strong use of international services and corporate finance products are also included in the Corporate business segment. Small business customers with a turnover of less than EUR three million are covered by the Retail business segment.

In addition to Austria, the region of Central and Eastern Europe (CEE) is the core market of BA-CA. Within UniCredit Group, Bank Austria Creditanstalt is responsible for activities in these markets. UniCredit Group operates by far the largest banking network in the CEE region. Some 64,500 employees in 17 countries serve 24 million customers in 3,000 branches.

Net profit after taxes in the **CEE business segment** was EUR 1,137 million. Adjusted for the capital gain on the sale of Splitska banka, net profit was EUR 460 million (2005 adjusted: EUR 346 million). The ROE after tax was 41.1 per cent (2005: 19.1 per cent). The cost/income ratio declined from 52.7 per cent to 51.6 per cent.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
A-1010 Vienna

phone: +43 (0)5 05 05 58853
fax +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Bank Austria Creditanstalt further enhanced its operating performance in Austrian customer business. Operating profit rose by 17.3 per cent to EUR 652 million (2005: EUR 556 million).

The improvement is also reflected in the **Retail business segment**: operating profit increased by 39.8 per cent, from EUR 108 million to EUR 151 million. However, the bottom line shows a net loss after tax of EUR 71 million (2005: a net loss of EUR 76 million). The cost/income ratio was 84.2 per cent (2005: 88.5 per cent).

This result is due to three factors: the application of higher credit risk standards mentioned earlier; the difficulties currently experienced in the area of small business customers, which are now included in the Retail Division; and the transfer of business with high net worth individuals to the new Private Banking & Asset Management Division. For 2007, BA-CA expects to achieve a significant improvement in results in the Retail business segment.

The new **Private Banking & Asset Management business segment**, which also includes the results of BA-CA's private banking units Schoellerbank and BANK*PRIVAT*, achieved a net profit after tax of EUR 39 million, a figure that is five per cent higher than in the previous year (2005: EUR 37 million). The return on equity after tax reached 32.8 per cent (2005: 33.4 per cent). The cost/income ratio was 58.1 per cent (2005: 63.5 per cent).

Net profit after tax generated by the **Corporate business segment** was EUR 315 million, down by five per cent on the previous year (2005 adjusted: EUR 258 million). The return on equity after tax was 17.1 per cent (2005: 19.3 per cent). The cost/income ratio was 41.9 per cent (2005: 43.2 per cent).

The **Markets & Investment Banking business segment** generated a net profit after tax of EUR 170 million, which was 14 per cent higher than in the previous year (2005: EUR 149 million). The return on equity after tax was 73.5 per cent (2005: 55.4 per cent). The cost/income ratio was 36.4 per cent (2005: 28.9 per cent).

---

[1] New income statement format for segment reporting. Figures are not directly comparable with published figures for the previous year. To facilitate a comparison, the comparative figures for 2005 used in the text and in the tables have been adjusted to the new format.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
A-1010 Vienna

phone: +43 (0)5 05 05 58853
fax +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

BA-CA's **Corporate Center** recorded a net profit after tax of EUR 49 million (2005: a net loss of EUR 8 million).

Balance sheet

As at 30 September 2006, Bank Austria Creditanstalt's total assets amounted to EUR 157 billion (31 December 2005: EUR 159 billion). The decrease of 1.5 per cent compared with the year-end 2005 figure was mainly due to the sale of Splitska banka. In 2007, the group of consolidated companies of BA-CA will continue to change significantly as BA-CA will take over UniCredit's CEE units in Bulgaria, Croatia, the Czech Republic, Romania, Slovakia and Turkey as well as HypoVereinsbank's units in Russia and in the three Baltic countries. The closing of the sale of shares in the Polish Bank BPH to UniCredit took place on 3 November 2006. In the balance sheet at 30 September 2006, Bank BPH is included in the items "Non-current assets classified as held for sale" and "Liabilities directly associated with non-current assets classified as held for sale". The declines in the various items of the balance sheet resulted from this form of presentation.

On the assets side of the balance sheet, trading assets declined by 7.7 per cent to EUR 16.3 billion (2005: EUR 17.7 billion). Loans and advances to, and placements with, banks amounted to EUR 24.2 billion, down by 8.2 per cent from the year-end 2005 figure (2005: EUR 26.4 billion). Loans and advances to customers declined by 7.1 per cent to EUR 80.3 billion (2005: EUR 86.4 billion). Investments totalled EUR 16.4 billion, a decrease of 9.9 per cent (2005: EUR 18.2 billion).

On the liabilities side, amounts owed to banks fell by 11.3 per cent to EUR 39.3 billion (2005: EUR 44.3 billion). Amounts owed to customers were EUR 54.3 billion, 12.2 per cent lower than at the end of the previous year (2005: EUR 61.9 billion). Liabilities evidenced by certificates declined by 3.2 per cent to EUR 22 billion (2005: EUR 22.7 billion). Shareholders' equity (including minority interests) increased by 14.6 per cent to EUR 8.6 billion (2005: EUR 7.5 billion). Thus BA-CA has by far the strongest capital base of any bank in Austria.

As at 30 September 2006, staff numbers in the BA-CA Group totalled 31,722, an increase of 436 over the previous year (30 September 2005: 31,286 employees).

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
A-1010 Vienna

phone: +43 (0)5 05 05 58853
fax +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Income statement of Bank Austria Creditanstalt for the first nine months of 2006

	1 Jan.- 30 Sept. 2006 in EUR m	1 Jan.- 30 Sept. 2005 in EUR m	Change in EUR m	Change in %
Net interest income	2,052	1,925	127	6.6
Losses on loans and advances	-392	-316	-77	24.2
Net interest income after losses on loans and advances	1,660	1,609	51	3.1
Net fee and commission income	1,283	1,047	236	22.5
Net trading result	282	186	96	51,3
General administrative expenses	-2,083	-1,917	-167	8.7
Balance of other operating income and expenses	5	-22	27	
Operating profit	**1,147**	**905**	**242**	**26.8**
Net income from investments	719	269	450	> 100
Goodwill impairment	-8	0	-8	> -100
Allocation to provisions for restructuring costs	0	-60	60	
Balance of other income and expenses	-4	-3	-1	23.0
Net income before taxes	**1,854**	**1,111**	**744**	**66.9**
Taxes on income	-215	-208	-7	3.6
Net income	**1,639**	**903**	**736**	**81.5**
Minority interests	-107	-79	-28	35.1
Net income after taxes and minority interests	**1,533**	**824**	**708**	**86.0**

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
A-1010 Vienna

phone: +43 (0)5 05 05 58853
fax +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Income statement of Bank Austria Creditanstalt by quarter

	Q3 2006 in EUR m	Q2 2006 in EUR m	Q1 2006 in EUR m	Q4 2005 in EUR m	Q3 2005 in EUR m
Net interest income	719	690	643	686	643
Losses on loans and advances	-198	-84	-110	-179	-108
Net interest income after losses on loans and advances	522	606	533	507	536
Net fee and commission income	412	455	416	410	381
Net trading result	43	87	152	51	68
General administrative expenses	-692	-699	-693	-705	-646
Balance of other operating income and expenses	8	0	-3	-27	-7
Operating profit	**293**	**449**	**405**	**237**	**332**
Net income from investments	14	688	17	13	229
Goodwill impairment	0	-8	0	-4	0
Allocation to provisions for restructuring costs	0	0	0	-48	-60
Balance of other income and expenses	-2	-1	-1	-8	-1
Net income before taxes	**305**	**1,128**	**421**	**190**	**500**
Taxes on income	-51	-84	-80	-18	-92
Net income	**254**	**1,044**	**341**	**172**	**409**
Minority interests	-37	-36	-34	-32	-38
Net income after taxes and minority interests	**217**	**1,008**	**308**	**140**	**371**

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
A-1010 Vienna

phone: +43 (0)5 05 05 58853
fax +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Business segments – first nine months of 2006 / first nine months of 2005

in EUR m		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATE DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Net interest income	**1-9 2006**	**584**	**10**	**467**	**810**	**78**	**57**	**2,006**
	1-9 2005	**586**	**10**	**473**	**676**	**119**	**29**	**1,893**
Net commission income	1-9 2006	389	97	272	496	53	-22	1,286
	1-9 2005	358	84	224	370	19	-7	1,047
Net trading, hedging	1-9 2006	-1	0	2	111	174	29	314
and fair value income	1-9 2005	2	2	1	90	106	3	202
Net other income/expenses	1-9 2006	-16	19	30	-16	5	22	45
	1-9 2005	1	1	31	-14	-30	9	-3
Net non-interest income	**1-9 2006**	**373**	**116**	**304**	**591**	**232**	**29**	**1,645**
	1-9 2005	**360**	**86**	**255**	**446**	**94**	**5**	**1,246**
TOTAL REVENUES	**1-9 2006**	**957**	**126**	**771**	**1,401**	**310**	**87**	**3,651**
	1-9 2005	**946**	**96**	**728**	**1,122**	**213**	**34**	**3,139**
OPERATING EXPENSES	**1-9 2006**	**-806**	**-73**	**-323**	**-722**	**-113**	**-67**	**-2,104**
	1-9 2005	**-838**	**-61**	**-315**	**-592**	**-62**	**-73**	**-1,939**
OPERATING PROFIT	**1-9 2006**	**151**	**53**	**448**	**679**	**197**	**20**	**1,547**
	1-9 2005	**108**	**35**	**413**	**531**	**151**	**-39**	**1,200**
Provisions for risks *and charges*	1-9 2006	4	-1	1	-4	0	-6	-6
	1-9 2005	-45	0	17	6	1	2	-19
Goodwill impairment	1-9 2006	-8	0	0	0	0	0	-8
	1-9 2005	0	0	0	0	0	0	0
Net writedowns of loans	1-9 2006	-245	0	-51	-97	1	0	-392
	1-9 2005	-161	1	-101	-100	9	-1	-353

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
A-1010 Vienna

phone +43 (0)5 05 05 58853
fax +43(0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

in EUR m		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATE DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Net income from investments	1-9 2006	4	-1	8	678	8	17	713
	1-9 2005	-2	13	126	122	19	5	283
PROFIT BEFORE TAX	**1-9 2006**	**-95**	**52**	**406**	**1,255**	**206**	**30**	**1,854**
	1-9 2005	**-101**	**49**	**456**	**559**	**181**	**-32**	**1,111**
Income tax	1-9 2006	24	-12	-91	-118	-36	18	-215
	1-9 2005	24	-12	-123	-90	-32	24	-208
NET PROFIT FOR THE PERIOD	**1-9 2006**	**-71**	**39**	**315**	**1,137**	**170**	**49**	**1,639**
	1-9 2005	**-76**	**37**	**332**	**469**	**149**	**-8**	**903**
Risk-weighted assets	1-9 2006	16,401	436	31,490	25,942	3,258	2,588	80,115
(average, Austrian Banking Act)	1-9 2005	15,995	505	31,048	20,600	5,126	3,457	76,731
Equity allocated (average)	1-9 2006	1,182	160	2,455	3,690	309	157	7,953
	1-9 2005	1,147	149	2,301	3,270	359	-25	7,199
Return on equity before tax in %	*1-9 2006*	*-10.7*	*42.9*	*22.0*	*45.4*	*88.9*	*n.m.*	*31.1*
	1-9 2005	*-11.7*	*43.7*	*26.4*	*22.8*	*67.2*	*n.m.*	*20.6*
Return on equity after tax	*1-9 2006*	*-8.0*	*32.8*	*17.1*	*41.1*	*73.5*	*n.m.*	*27.5*
before deduction of minority interests in %	*1-9 2005*	*-8.9*	*33.4*	*19.3*	*19.1*	*55.4*	*n.m.*	*16.7*
Cost/income ratio in %	*1-9 2006*	*84.2*	*58.1*	*41.9*	*51.6*	*36.4*	*n.m.*	*57.6*
	1-9 2005	*88.5*	*63.5*	*43.2*	*52.7*	*28.9*	*n.m.*	*61.8*
Risk/earnings ratio in %	*1-9 2006*	*42.0*	*n.m.*	*10.9*	*12.0*	*n.m.*	*n.m.*	*19.5*
	1-9 2005	*27.5*	*n.m.*	*21.4*	*14.8*	*n.m.*	*n.m.*	*18.7*

n.m. = not meaningful

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
A-1010 Vienna

phone +43 (0)5 05 05 58853
fax +43(0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com



Member of UniCredit Group

Balance sheet of Bank Austria Creditanstalt at 30 September 2006

Assets	30 Sept. 2006 in EUR m	31 Dec. 2005 in EUR m	Change in EUR m	Change in %
Cash and balances with central banks	3,484	3,855	-371	-9.6
Trading assets	16,299	17,665	-1,366	-7.7
Loans and advances to, and placements with, banks	24,225	26,384	-2,160	-8.2
Loans and advances to customers	80,267	86,404	-6,137	-7.1
- Loan loss provisions	-2,741	-3,232	491	-15.2
Investments	16,370	18,172	-1,802	-9.9
Property and equipment	816	1.097	-281	-25.6
Intangible assets	1,034	1,358	-324	-23.8
Other assets	2,819	3,956	-1,137	-28.7
Non-current assets classified as held for sale	13,972	3,221	10,751	333.8
Total assets	**156,544**	**158,879**	**-2,336**	**-1.5**

Liabilities and shareholders' equity	30 Sept. 2006 in EUR m	31 Dec. 2005 in EUR m	Change in EUR m	Change in %
Amounts owed to banks	39,279	44,279	-5,000	-11.3
Amounts owed to customers	54,315	61,863	-7,548	-12.2
Liabilities evidenced by certificates	21,977	22,703	-726	-3.2
Trading liabilities	6,242	6,807	-565	-8.3
Provisions	4,729	4,753	-24	-0.5
Other liabilities	2,704	3,671	-966	-26.3
Subordinated capital	5,175	5,400	-224	-4.2
Liabilities directly associated with non-current assets classified as held for sale	13,504	1,884	11,620	616.9
Shareholders' equity	8,619	7,521	1,098	14.6
of which: minority interests	684	650	34	5.2
Total liabilities and shareholders' equity	**156,544**	**158,879**	**-2,336**	**-1.5**

Press Release

20.11.2006

Environment for Bond Markets Remains Constructive

- **Slight slowdown in growth next year**
- **European Central Bank should raise the key interest rate to 3.75% in the first quarter 2007**
- **Euro / US dollar in a sideways movement, Japanese yen expected to firm up**

The global economy is showing strong growth for the fourth consecutive year. The key question for the financial markets now boils down to how pronounced the economic downturn will be next year. According to Gerhard Winzer, major markets interest rates and currency analyst at CA IB "the economy should have a 'soft' landing next year. The precursory economic indicators are only slightly weaker, there has been a marked fall in the price of oil since the record high in August, and there is little danger of sharp rises in key interest rates which would strangle the economy."

The surprisingly solid economic growth in the euro zone is remarkable. Gross domestic product is expected to grow by 2.6% this year and should only fall off slightly to 2% next year. At the same time inflation is at an elevated level this year at 2.2% p.a, and next year will only decrease slightly to 2.0%. Furthermore, ample liquidity is accompanied by strong monetary and lending growth. This means that the monetary policy of the European Central Bank is still too expansive. The ECB will raise the key interest rate from 3.25% at present to 3.50% in December and 3.75% in the first quarter.

End of Interest Rate Hikes in the USA

In contrast to the euro zone, the cycle of interest rate hikes in the USA has come to an end. In view of slower economic growth (2006: 3.2%, 2007: 2.1%) and falling inflation (2006: 3.4%, 2007: 2.7%), it is only a matter of time until the key interest rate (currently 5.25%) is lowered. By the end of 2007 it will probably be at 4.75%.

The dominant investment theme on the capital markets is carry trades: Money borrowed at low interest rates is invested at a higher interest rate. There is consequently strong demand for high interest currencies (e.g. Brazilian real, Australian dollar), spread products (i.e. emerging markets and corporate bonds) and steep yield curves (e.g. yen curve).

Positive Scenario for Bonds

The environment for bond markets remains constructive The only slightly weaker pace of economic growth, efforts by the central banks to combat inflation risks, surplus capital and low volatility will continue to keep reference yields in the USA and the euro zone low over the entire spectrum of maturities. This implies persistently flat yield curves. Raising key interest rates in the EMU to above 3.75% could even lead to a temporary inverted curve structure, i.e. long-term yields could fall below short term yields.

The yield on 10-year German bonds should hover at around 4.00%, while the yield on 10-year US treasury bonds will probably move within a range of 4.50% and 5.00% The outlook for spread products is also cautiously optimistic, although there an increased risk of a correction.

Exchange Rate Outlook

On the currency markets, the US dollar will probably move sideways against the euro (around 1.28). However, the risk of a weaker US dollar remains. Contrary to forecasts, the US economy could experience a strong economic downturn. In this case, fears would emerge again about the US ability to finance its current account deficit.

The yen is undervalued against both the euro and the US dollar. However, at present there is no stimulus that could trigger a strengthening of the yen. In the short term, the emphasis placed on inflationary risks by central bankers at the ECB and the Fed, as well as the recently rather weak Japanese economic indicators are keeping the yen on the weak side. However,

by the end of 2007, the yen will probably have firmed up against both the dollar and the euro (to 113 and 145 respectively).

The same applies to the Swiss franc. As long as the appetite for risky investments remains strong and the European Central Bank continues to raise key interest rates, the Swiss franc will remain weak against the euro (between 1.59 and 1.60). In the medium term, however, it will probably strengthen somewhat.

Enquiries: Bank Austria Creditanstalt International Markets
Veronika Fischer-Rief, Tel.: 050505 Ext. 82833, e-mail: veronika.fischer-rief@ba-ca.com



Press Release

15.11.2006

BA-CA Business Indictor: Moving briskly into the new year

Economic activity supported by consumer sentiment
Industry and exports surging again; sentiment hits 16-year peak
Economic growth in 2007 will be better than expected, but at 2.4 per cent it will fall short of 2006's growth of 3.2 per cent

In October, the business indicator of Bank Austria Creditanstalt (BA-CA) once again rose, moving from 4.0 to 4.2. According to Marianne Kager, chief economist at BA-CA, one explanation for the rise in the indicator was that "business sentiment hit a level in October that has not been seen in the last 16 years." In addition to this, sentiment on Austria's export markets in Europe has also improved again. "Business sentiment on Austria's European export markets is better than it has been in the last 25 years," noted BA-CA economist Stefan Bruckbauer.

In conjunction with this, Austrian consumer confidence has also steadily risen, encouraged by the improvement on the labour market, and although consumer sentiment is not at record levels currently, it is still well higher than the average level seen in recent years. On the whole, the economic analysts at BA-CA see this as resulting in a modest improvement in overall growth conditions in the fourth quarter, and thus the slowdown in growth forecast compared to the strong third quarter will be less significant than originally thought: GDP growth in the fourth quarter is now projected at 2.5 per cent, vis-à-vis the rate of 3.6 per cent in the third quarter (compared to the same quarter of the previous year, annualised). As Bruckbauer noted, "The somewhat stronger performance in the fourth quarter has also led us to boost our growth prognosis for 2006 from 3.1 per cent to 3.2 per cent."

Upswing continues into the next year
According to Kager, the renewed improvement in sentiment and the promising outlook for the fourth quarter will also help form a good basis for a relatively pleasing start to 2007. While economic growth will slow down tangibly compared to 2006, due in part to various restrictive measures being implemented on Austria's export markets (e.g. VAT hike in Germany), higher interest rates and the deceleration of the U.S. economy, it now appears that the drop-off in growth will be less severe than originally projected. "The prospect of a less significant downturn in early 2007 means that growth will be stronger in 2007 as a whole, and we now forecast a rate of 2.4 per cent," continued Kager. This will mean that Austria's economy will once again enjoy growth rates above the long-term trend in 2007, albeit to a considerably lesser extent than in 2006.

In conclusion, Bruckbauer pointed out that, "On the whole, the economic outlook we have been forecasting for quite some time remains intact. We continue to expect a slowdown due to less robust economic performance at the global level in 2007." Investment growth will also be dampened by these developments. At the same time, however, due to the improvement on the labour market, consumption demand should take up some of this slack, but not all of it. According to BA-CA's economists, the downside risks in 2007 are mainly related to the development of economic activity at global level, but these risks have not increased.

Charts

Enquiries: Bank Austria Creditanstalt Press Office
Peter N. Thier, Tel: +43 (0)5 05 05 52371; e-mail: peter.thier@ba-ca.com

Press Release

15.11.2006

South East Europe booming

- **Introduction of euro boosts business in Slovenia**
- **Bulgaria and Romania benefit from imminent EU accession**

Amidst a positive international economic environment, Central and Eastern Europe will be able to build on the economic successes of previous years again in 2006. South East Europe is especially notable because of its outstanding growth rates. The reasons for the strong upward trend are clear: growing consumer demand, robust investment and sound growth in exports are supporting countries in South East Europe in particular. With average economic growth of over 6 per cent, 2006 is ending on a very positive note in this region. The winners of 2006 include future EU members, Romania and Bulgaria.

This is the main outcome of the CEE Quarterly report, the new publication from UniCredit New Europe Research, analysing macroeconomic developments in the region.

On the edge of the euro-zone
In Slovenia, which will be the first CEE country to introduce the euro in 2007, the economic boom stems from buoyant investment which increased year-on-year by 7.6 per cent in the first half of 2006.

"In Slovenia, sustained strong domestic demand has prompted us to upgrade our forecasts for 2006 and 2007. We now anticipate the economy will grow by 4.7 per cent this year," explained Debora Revoltella, Chief Economist for Eastern Europe at the UniCredit Group. However, industry is also operating at full speed as a result of robust demand from abroad, and in the first eight months of 2006 increased on average by 7 per cent compared to the previous year.

Slovenia will also be able to maintain this pace of economic growth in the coming year. The introduction of the euro in 2007 is set to bring with it advantages for exports. The government's privatisation plans should also provide an additional boost. Real GDP growth is therefore forecast to stand at 4.3 per cent in 2007. Higher energy prices and the introduction of the euro are, however, also likely to push prices moderately upwards. After 2.5 per cent average in 2006, a consumer price rise to 2.9 per cent is expected in the coming year.

EU accession supports economic trend
The growth forecasts for Bulgaria and Romania, which will join the EU at the start of 2007, are also positive. In Romania, the sharp rise in gross domestic product in the first half of 2006 was attributable to strong consumption and investment. The economy is expanding by an annual average of 7.2 per cent in real terms in 2006 as a result of lively households demand, reconstruction work following the flood disaster and strong direct investment.

The present upward trend in the economy is also reflected in the improved labour market. The rate of unemployment fell in September to 5 per cent. Nevertheless, the slowdown in inflation continued in 2006 and even reduced to 5.5 per cent in September, its lowest level for 16 years. In Romania, the key growth driver will remain robust investment activity. The increase inflow of funds from foreign direct investment as well as EU subsidies will ensure sustainable development.

With growth of 6.6 per cent in real terms in the second quarter of 2006, Bulgaria recorded its strongest economic growth since the start of the transition phase. An increase in GDP of 5.7 per cent is forecasted for the full year in 2006. Public finances are on a sound footing. Thanks to a strict fiscal policy, the state budget will close 2006 with a record surplus of over 3 per cent of GDP.

The high trading deficit and ongoing strong inflationary pressures remain weak points. Bulgaria will continue to benefit from strong domestic demand as well as from its

international image as a low-wage country. Labour-intensive sectors, such as the electronic industry and utilities, could profit in particular from Bulgaria joining the EU.

The strict controls by the EU Commission and associated potential sanctions should ensure the implementation of the necessary reforms in the next three years. "The catching-up process is worthwhile in any case for both countries. Optimistically, the next step could be the introduction of the euro in Bulgaria in 2010 and possibly in Romania shortly thereafter," summarised Debora Revoltella.

Enquiries: Bank Austria Creditanstalt, International Press Relations
Silvia Stefan, Tel: +43 (0)5 05 05 57126, e-mail: silvia.stefan@ba-ca.com

Bank Austria Creditanstalt

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Press Release

14.11.2006

Bank Austria Creditanstalt Job Notice: Heinz Gruber in charge of sales at BA-CA Leasing

Heinz Gruber (40) is the head of sales at Bank Austria Creditanstalt Leasing (BA-CA Leasing). In this position, Mr. Gruber is responsible for cross-division regional sales in all of Austria's provinces, for product development and for BA-CA Leasing's channel and construction management throughout Austria.

Heinz Gruber, originally from Kufstein, completed his studies in business administration at the University of Innsbruck. He began his professional career in 1985 at the credit department of Sparkasse Kufstein. In 1989, Mr. Gruber moved to LB-Leasing Innsbruck, where he was active in corporate leasing in Tyrol and Vorarlberg. After completing his studies, in 1993 he became head of vehicle and equipment leasing at Raiffeisen Leasing Vienna, where he was also responsible for cross-border leasing and international sales financing. He was later granted full commercial authority at Raiffeisen Leasing and was made managing director of Raiffeisen Leasing Fleet Management. In 1999, Mr. Gruber assumed responsibility for the management of Leasfinanz, where he was in charge of vehicle and equipment leasing in the markets Austria, Hungary and the Czech Republic, as well as for cross-border leasing. Mr. Gruber lives together with his partner and has a daughter.

Enquiries: Bank Austria Creditanstalt Press Office
Peter N. Thier, Tel: +43 (0)5 05 52371
e-mail: peter.thier@ba-ca.com

Press Release

14.11.2006

Results for the first nine months of 2006: Bank Austria Creditanstalt on track to achieve record results in 2006

- **Net income after taxes and minority interests up by 86 per cent to EUR 1.5 billion**
- **Adjusted for one-off effects, profits rose by 37 per cent**
- **CEE business is driving BA-CA's growth**

Bank Austria Creditanstalt (BA-CA) significantly improved its results in the first nine months of 2006 compared with the same period of the previous year. Net income after taxes and minority interests rose by 86 per cent to EUR 1.5 billion (first nine months of 2005: EUR 824 million); contributions to the increase also came from one-off effects such as the capital gain on the sale of Splitska banka. Adjusted for one-off effects, net income after taxes and minority interests rose by 37 per cent to EUR 912 million (adjusted figure 2005: EUR 665 million). The adjusted return on equity (ROE) after taxes improved to 17.5 per cent (2005: 13.2 per cent). The cost/income ratio declined to 57.5 per cent (2005: 61.1 per cent).

BA-CA's operating performance further improved significantly in 2006: gross operating profit achieved by the Central Eastern Europe (CEE) business segment increased by 27.9 per cent to EUR 679 million (2005: EUR 531 million). Gross operating profit from Austrian customer business rose by 17.3 per cent to EUR 652 million (2005: EUR 556 million).

Results for the third quarter of 2006 show the following picture: adjusted for one-off effects such as capital gains or a change in risk standards, BA-CA's net income after taxes and minority interests for the third quarter of 2006 amounted to EUR 281 million. The adjusted figure for the third quarter of 2005 was EUR 212 million.

Erich Hampel, Chairman of BA-CA's Managing Board: "We are on track to exceed the record results achieved in the previous year – even without one-off effects. Especially business in CEE is developing very favourably. Integration in UniCredit Group is making BA-CA significantly stronger."

Items in the income statement

Net interest income generated by BA-CA in the first nine months of 2006 was EUR 2,052 million, up by 6.6 per cent on the same period of the previous year (2005: EUR 1,925 million). The net charge for losses on loans and advances increased by 24.2 per cent to EUR 392 million (2005: EUR 316 million). The increase was mainly due to the application of stricter risk standards in BA-CA's Retail Division. Net interest income after losses on loans and advances rose by 3.1 per cent to EUR 1,660 million (2005: EUR 1,609 million).

Net fee and commission income and the net trading result developed very favourably: net fee and commission income reached EUR 1,283 million, an increase of 22.5 per cent over the previous year (2005: EUR 1,047 million). The net trading result rose by 51.3 per cent to EUR 282 million (2005: EUR 186 million). General administrative expenses increased by 8.7 per cent to EUR 2,083 million (2005: EUR 1,917 million) as a result of exchange rate effects, growth in CEE and changes in the group of consolidated companies.

Operating profit was EUR 1,147 million, an increase of 26.8 per cent over the previous year's figure of EUR 905 million. Net income from investments amounted to EUR 719 million (2005: EUR 269 million); this includes the capital gain of EUR 684 million on the sale of Splitska banka, a Croatian bank which was sold to comply with merger control requirements.

Net income before taxes reached EUR 1,854 million, an increase of 66.9 per cent over the previous year (2005: EUR 1,111 million). Net income after taxes and minority interests was EUR 1,533 million, up by 86 per cent on the previous year (2005: EUR 824 million).

These results have the following effects on key financial data:

- The return on equity (ROE) after taxes rose to 28 per cent (2005: 16.4 per cent). Adjusted for one-off effects, the ROE after taxes was 17.5 per cent.
- The cost/income ratio improved from 61.1 per cent to 57.5 per cent.
- Earnings per share increased from EUR 5.61 to EUR 10.43. Adjusted for one-off effects, earnings per share were EUR 6.20.
- The Tier 1 capital ratio was 7.7 per cent – after 8.3 per cent at year-end 2005.

Business segment results [1)]

In the third quarter of 2006, BA-CA adjusted its business segments to the UniCredit Group structure. BA-CA divides its results into five business segments: Central Eastern Europe (CEE), Retail Division, Private Banking & Asset Management, Corporate Division and Markets & Investment Banking. The bank also shows results for its Corporate Center.

These are the main changes: within Austrian customer business, the newly created Private Banking & Asset Management segment covers business with high net worth individuals served by Schoellerbank and BANKPRIVAT. Business with large corporates and institutional real estate customers is now included in the Corporate business segment. Corporate customers which generate a turnover of more than EUR three million or make strong use of international services and corporate finance products are also included in the Corporate business segment. Small business customers with a turnover of less than EUR three million are covered by the Retail business segment.

In addition to Austria, the region of Central and Eastern Europe (CEE) is the core market of BA-CA. Within UniCredit Group, Bank Austria Creditanstalt is responsible for activities in these markets. UniCredit Group operates by far the largest banking network in the CEE region. Some 64,500 employees in 17 countries serve 24 million customers in 3,000 branches.

Net profit after taxes in the **CEE business segment** was EUR 1,137 million. Adjusted for the capital gain on the sale of Splitska banka, net profit was EUR 460 million (2005 adjusted: EUR 346 million). The ROE after tax was 41.1 per cent (2005: 19.1 per cent). The cost/income ratio declined from 52.7 per cent to 51.6 per cent.

Bank Austria Creditanstalt further enhanced its operating performance in Austrian customer business. Operating profit rose by 17.3 per cent to EUR 652 million (2005: EUR 556 million).

The improvement is also reflected in the **Retail business segment**: operating profit increased by 39.8 per cent, from EUR 108 million to EUR 151 million. However, the bottom line shows a net loss after tax of EUR 71 million (2005: a net loss of EUR 76 million). The cost/income ratio was 84.2 per cent (2005: 88.5 per cent).

This result is due to three factors: the application of higher credit risk standards mentioned earlier; the difficulties currently experienced in the area of small business customers, which are now included in the Retail Division; and the transfer of business with high net worth individuals to the new Private Banking & Asset Management Division. For 2007, BA-CA expects to achieve a significant improvement in results in the Retail business segment.

The new **Private Banking & Asset Management business segment**, which also includes the results of BA-CA's private banking units Schoellerbank and BANKPRIVAT, achieved a net profit after tax of EUR 39 million, a figure that is 5 per cent higher than in the previous year (2005: EUR 37 million). The return on equity after tax reached 32.8 per cent (2005: 33.4 per cent). The cost/income ratio was 58.1 per cent (2005: 63.5 per cent).

Net profit after tax generated by the **Corporate business segment** was EUR 315 million, down by five per cent on the previous year (2005 adjusted: EUR 258 million). The return on equity after tax was 17.1 per cent (2005: 19.3 per cent). The cost/income ratio was 41.9 per cent (2005: 43.2 per cent).

The **Markets & Investment Banking business segment** generated a net profit after tax of EUR 170 million, which was 14 per cent higher than in the previous year (2005: EUR 149 million). The return on equity after tax was 73.5 per cent (2005: 55.4 per cent). The cost/income ratio was 36.4 per cent (2005: 28.9 per cent).

BA-CA's **Corporate Center** recorded a net profit after tax of EUR 49 million (2005: a net loss of EUR 8 million).

Balance sheet

As at 30 September 2006, Bank Austria Creditanstalt's total assets amounted to EUR 157 billion (31 December 2005: EUR 159 billion). The decrease of 1.5 per cent compared with the year-end 2005 figure was mainly due to the sale of Splitska banka. In 2007, the group of consolidated companies of BA-CA will continue to change significantly as BA-CA will take over UniCredit's CEE units in Bulgaria, Croatia, the Czech Republic, Romania, Slovakia and Turkey as well as HypoVereinsbank's units in Russia and in the three Baltic countries. The closing of the sale of shares in the Polish Bank BPH to UniCredit took place on 3 November 2006. In the balance sheet at 30 September 2006, Bank BPH is included in the items "Non-current assets classified as held for sale" and "Liabilities directly associated with non-current assets classified as held for sale". The declines in the various items of the balance sheet resulted from this form of presentation.

On the assets side of the balance sheet, trading assets declined by 7.7 per cent to EUR 16.3 billion (2005: EUR 17.7 billion). Loans and advances to, and placements with, banks amounted to EUR 24.2 billion, down by 8.2 per cent from the year-end 2005 figure (2005: EUR 26.4 billion). Loans and advances to customers declined by 7.1 per cent to EUR 80.3 billion (2005: EUR 86.4 billion). Investments totalled EUR 16.4 billion, a decrease of 9.9 per cent (2005: EUR 18.2 billion).

On the liabilities side, amounts owed to banks fell by 11.3 per cent to EUR 39.3 billion (2005: EUR 44.3 billion). Amounts owed to customers were EUR 54.3 billion, 12.2 per cent lower than at the end of the previous year (2005: EUR 61.9 billion). Liabilities evidenced by certificates declined by 3.2 per cent to EUR 22 billion (2005: EUR 22.7 billion). Shareholders' equity (including minority interests) increased by 14.6 per cent to EUR 8.6 billion (2005: EUR 7.5 billion). Thus BA-CA has by far the strongest capital base of any bank in Austria.

As at 30 September 2006, staff numbers in the BA-CA Group totalled 31,722, an increase of 436 over the previous year (30 September 2005: 31,286 employees).

1) New income statement format for segment reporting. Figures are not directly comparable with published figures for the previous year. To facilitate a comparison, the comparative figures for 2005 used in the text and in the tables have been adjusted to the new format.

Enquiries:
Bank Austria Creditanstalt Press Office
Martin Hehemann, Tel: +43 (0)5 05 05 57007; e-mail: martin.hehemann@ba-ca.com
Peter N. Thier, Tel: +43 (0)5 05 05 52371; e-mail: peter.thier@ba-ca.com

Income statement of Bank Austria Creditanstalt for the first nine months of 2006

	1 Jan.- 30 Sept. 2006 in EUR m	1 Jan.- 30 Sept. 2005 in EUR m	Change in EUR m	Change in %
Net interest income	2,052	1,925	127	6.6
Losses on loans and advances	-392	-316	-77	24.2
Net interest income after losses on loans and advances	1,660	1,609	51	3.1
Net fee and commission income	1,283	1,047	236	22.5
Net trading result	282	186	96	51,3
General administrative expenses	-2,083	-1,917	-167	8.7
Balance of other operating income and expenses	5	-22	27	
Operating profit	**1,147**	**905**	**242**	**26.8**
Net income from investments	719	269	450	> 100
Goodwill impairment	-8	0	-8	> -100

Allocation to provisions for restructuring costs	0	-60	60	
Balance of other income and expenses	-4	-3	-1	23.0
Net income before taxes	**1,854**	**1,111**	**744**	**66.9**
Taxes on income	-215	-208	-7	3.6
Net income	1,639	903	736	81.5
Minority interests	-107	-79	-28	35.1
Net income after taxes and minority interests	**1,533**	**824**	**708**	**86.0**

Income statement of Bank Austria Creditanstalt by quarter

	Q3 2006 in EUR m	**Q2 2006 in EUR m**	**Q1 2006 in EUR m**	**Q4 2005 in EUR m**	**Q3 2005 in EUR m**
Net interest income	719	690	643	686	643
Losses on loans and advances	-198	-84	-110	-179	-108
Net interest income after losses on loans and advances	522	606	533	507	536
Net fee and commission income	412	455	416	410	381
Net trading result	43	87	152	51	68
General administrative expenses	-692	-699	-693	-705	-646
Balance of other operating income and expenses	8	0	-3	-27	-7
Operating profit	**293**	**449**	**405**	**237**	**332**
Net income from investments	14	688	17	13	229
Goodwill impairment	0	-8	0	-4	0
Allocation to provisions for restructuring costs	0	0	0	-48	-60
Balance of other income and expenses	-2	-1	-1	-8	-1
Net income before taxes	**305**	**1,128**	**421**	**190**	**500**
Taxes on income	-51	-84	-80	-18	-92
Net income	254	1,044	341	172	409
Minority interests	-37	-36	-34	-32	-38
Net income after taxes and minority interests	**217**	**1,008**	**308**	**140**	**371**

Business segments

Balance sheet of Bank Austria Creditanstalt at 30 September 2006

Assets	30 Sept. 2006 in EUR m	31 Dec. 2005 in EUR m	Change in EUR m	Change in %
Cash and balances with central banks	3,484	3,855	-371	-9.6
Trading assets	16,299	17,665	-1,366	-7.7
Loans and advances to, and placements with, banks	24,225	26,384	-2,160	-8.2
Loans and advances to customers	80,267	86,404	-6,137	-7.1
- Loan loss provisions	-2,741	-3,232	491	-15.2
Investments	16,370	18,172	-1,802	-9.9
Property and equipment	816	1.097	-281	-25.6
Intangible assets	1,034	1,358	-324	-23.8
Other assets	2,819	3,956	-1,137	-28.7
Non-current assets classified as held for sale	13,972	3,221	10,751	333.8
Total assets	**156,544**	**158,879**	**-2,336**	**-1.5**

Liabilities and shareholders' equity	30 Sept. 2006 in EUR m	31 Dec. 2005 in EUR m	Change in EUR m	Change in %
Amounts owed to banks	39,279	44,279	-5,000	-11.3
Amounts owed to customers	54,315	61,863	-7,548	-12.2
Liabilities evidenced by certificates	21,977	22,703	-726	-3.2
Trading liabilities	6,242	6,807	-565	-8.3
Provisions	4,729	4,753	-24	-0.5
Other liabilities	2,704	3,671	-966	-26.3
Subordinated capital	5,175	5,400	-224	-4.2
Liabilities directly associated with non-current assets classified as held for sale	13,504	1,884	11,620	616.9
Shareholders' equity	8,619	7,521	1,098	14.6
of which: minority interests	684	650	34	5.2
Total liabilities and shareholders' equity	**156,544**	**158,879**	**-2,336**	**-1.5**

Press Release

13.11.2006

"Writing for CEE" 2006 Prize Winners Announced

- **Šefik Dautbegovic, Bosnia, wins the prize for his text "My Country – Which Road to Europe?"**

The journalism prize "Writing for CEE" 2006 was awarded to Bosnian journalist Šefik Dautbegovic. The award ceremony for the annual prize sponsored by Bank Austria Creditanstalt (BA-CA) and APA – Austrian Press Agency took place on Thursday evening in Vienna. Dautbegovic, a journalist at the Sarajevo daily Oslobodjenje, was present to accept the EUR 5,000 prize for his article "My Country – on Which Road to Europe".

Šefik Dautbegovic was born in Prozor in 1948 and has worked for Oslobodjenje and other media since 1973. The award-winning text chosen by the seven-member jury was read out at the ceremony by the actor Fritz von Friedl. The text is a subtle and ironic analysis of the search for a path from the Bosnian capital Sarajevo to Europe, toward European integration. However, there are obstacles to the search, the reasons for which are to be found in the peculiar post-war circumstances of the Balkan country. Gustáv Murín (Bratislava), Janina Dragostinova (Sofia) and Hans von der Brelie (Lyon) received commendations.

Dautbegovic said he regretted that the different ethnic groups in his country were still "pulling in three directions". In a reference to the educational system in Bosnia-Herzegovina he said, "We cannot integrate into Europe with separate school systems." He also took a jibe at Bosnian politicians, saying "there are more Audis in Bosnia than there are motorway miles."

The award ceremony also remembered a tragic event: The murder of the Russian journalist Anna Politkovskaya who was shot at her home in Moscow on 7 November.
This year's key note speaker Susanne Scholl, for many years head of the Austrian Broadcasting Corporation (ORF) office in Moscow, spoke about her experiences in Russia and praised Anna Politkovskaya as a journalist "who had watched events with her heart and mind, and made her judgements without regard to the possible wishes or desires of those about whom she wrote".

The members of the jury for 2006 were the Czech communications scientist Milan Smid, the Slovak publicist Michael Berko, the Slovenian writer Joze Hudecek, the Polish journalist Igor Janke, the Hungarian radio journalist Julia Varadi, the international spokeswoman of BA-CA, Ildiko Füredi-Kolarik, and APA foreign affairs boss Ambros Kindel. There were around 60 entries from 12 countries in 2006.

In 2005 the "Writing for CEE" prize was awarded to the Bulgarian journalist Diana Ivanova. In 2004 it went to the foreign affairs editor of the Prague newspaper Lidove Noviny, Lubos Palata. The German journalist Stefan Jacobs received a commendation.

"Writing for CEE" will be awarded again in 2007 Information und entry forms can be obtained from http://www.apa.at/cee-award.

Enquiries: Bank Austria Creditanstalt, International Press Relations
Ildiko Füredi-Kolarik, Tel: +43-50505-56102
e-mail: ildiko.fueredi-kolarik@ba-ca.com

Further information is also available at: http://www.apa.at/cee-award - Journalism Prize



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Press Release

09.11.2006

New brand architecture of UniCredit Group in CEE

With the integration of HVB Group, including Bank Austria Creditanstalt and its subsidiaries in Central and Eastern Europe (CEE), UniCredit Group has reached new dimensions: it operates by far the leading banking network in the region with about 3,000 branches in 17 CEE countries. The Group is now adapting its brand architecture to this new dimension. The CEE brands will be closely linked to the umbrella brand "UniCredit Group" to emphasize the strength and the opportunities the network offers to its customers. Therefore most of the CEE banks will operate under the new brand name "UniCredit Bank".

The current process of integrating the subsidiaries in Central and Eastern Europe offers a good opportunity to standardise the "brandscape" in the region. This ensures a consistent Group image and clear recognition of the brands of the various banks. "With this decision we use the strength of the umbrella brand of UniCredit Group, which is among the leading banks in Europe," says Erich Hampel, responsible for the CEE Division in the UniCredit Group Management Committee and CEO of Bank Austria Creditanstalt.

The new name "UniCredit Bank" establishes a direct link with UniCredit Group, one of the top banks in Europe with 35 million customers. The brand decision enables the subsidiaries in Central and Eastern Europe to use the Group's strengths for their activities. In the Czech Republic, in Estonia, Hungary, Latvia, Lithuania, Serbia, Slovakia and Ukraine, the banks will be renamed "UniCredit Bank".

In countries with strong local brands, UniCredit Group uses the existent brand equity and applies a combination of local brand and umbrella brand. The subsidiary in Bulgaria will operate under the name of "UniCredit Bulbank" and the name of the bank in Romania will be "UniCredit Tiriac Bank". In Croatia the brand name of Zagrebacka banka, the clear market leader in Croatia, will be retained. In Turkey the "Yapi Kredi" brand has recently been redesigned. In Poland, Russia, Slovenia and Bosnia-Herzegovina the branding decisions are yet to be made. The rebranding is planned to take place in the course of 2007.

UniCredit Group is one of the largest European banks and is represented in 20 core markets with 7,000 branches serving 35 million customers. Within the Group, BA-CA is responsible for banking activities in Central and Eastern Europe[1]. With its 3,000 branches in 17 countries, the Group operates the largest banking network in the region and offers its customers all financial services as a "one-stop-shop" – from account maintenance to leasing and from asset management to investment banking services.

1 Except Poland's Markets Division, which is managed directly by UniCredit Group

Requests:
Ildiko Füredi-Kolarik
Bank Austria Creditanstalt, International Press Relations
Tel: +43-50505-56102, e-mail: ildiko.fueredi-kolarik@ba-ca.com

Press Release

07.11.2006

Capital Invest Becomes Pioneer Investments Austria

- **As of tomorrow new company name, new fund names come into force on 8 February 2007**
- **Vienna is the competence centre for guaranteed products, CEE and Austria funds**
- **Group-internal reorganisation strengthens portfolio**

The starting signal has been given for Pioneer Investments Austria: Tomorrow, Capital Investment, the capital investment company of Bank Austria Creditanstalt (BA-CA) Group will officially change its name to Pioneer Investments Austria. Parallel to this, new designations will be successively introduced for the retail investment funds, with the addition "Capital Invest" in the fund names being replaced by "Pioneer Funds Austria-". Unlike the company name, the new fund names will only finally come into effect in three months time, i.e. on 8 February 2007. "This 'rebranding' will enable us to utilise the brand strength of the renowned global investment company. I expect this to give a boost to our market presence in Austria", said Helmut Sobotka, Chairman of the Management Board of Pioneer Investments Austria.

The name change will have no consequences for fund investors. The funds will still be classified as Austrian funds and will be subject to the Austrian Investment Fund Act. Neither will the fund focus or investment principles be affected, historic data such as calculated values will be preserved in full. The range of products for institutional investors will also remain unchanged. "We will probably bring the first real Pioneer product onto the market in November", said Werner Kretschmer, BA-CA director for Private Banking and Asset Management, announcing the launch of a new fund.

Globally present Pioneer Investments was founded in Boston in 1928 and it is the third-oldest investment company in the USA. It employs some 2,300 people worldwide and operates in 22 countries. At the end of 2005 it managed assets totalling approximately EUR 216 billion. In 2000 the Pioneer Group was taken over by the UniCredit Group.

The predecessor of Pioneer Investments Austria was founded in 1956 by Creditanstalt as Österreichische Investment Gesellschaft (ÖIG). It is thus the oldest capital investment company in Austria. In 1998 ÖIG was merged with the capital investment fund of Bank Austria to form Capital Invest, which currently manages total assets of EUR 26 billion. "Our fund management is significantly expanding its international expertise. With an additional 66 Pioneer Funds, we are immediately increasing the portfolio of our own funds significantly," said Werner Kretschmer from BA-CA's Management Board.

Number 2 among Austrian Capital Investment Companies by 2010

With a market share of 15.8 per cent, Pioneer Investments Austria is currently the 3rd ranking capital investment company in Austria, and aims to become the Number 2 by 2010. "This goal is absolutely feasible. We offer our customers a unique combination of global and local investment expertise, and we are taking over a well-established, international brand", said Helmut Sobotka. In the first three quarters of 2006 the Austrian market as a whole has grown by just under 5 per cent, with Pioneer Investments Austria growing by 6.6 per cent in the same period.

Reorganisation within the Group

As envisaged in the new "Bank of Regions" agreement, BA-CA will transfer Pioneer Investments Austria to the Pioneer Group within the group by the middle of 2007. The Pioneer Group is UniCredit's product factory for investments. Vienna will act as a local investment centre within this network besides Munich, Milan, Warsaw and Prague. As such, it will implement the global investment strategies, augmenting them with local specialist expertise. In accordance with this, Pioneer Investment Austria will be the competence centre for guaranteed products, CEE and Austria funds.

The purpose of this reorganisation is to simplify Group structure and corporate governance at the UniCredit Group so that the individual business units have a clear responsibility and focus on their respective core markets, and to improve control of business areas in order meet business targets. While global responsibility for investment funds will rest with the Pioneer Group, BA-CA will be responsible for the business in Central and Eastern Europe (CEE) within the UniCredit Group. Together with the UniCredit Group it now operates the largest international banking network in Central and Eastern Europe with 3,000 branches. Over 60,000 employees serve some 24 million customers.

Enquiries: Capital Invest - Marketing, PR & New Media
Andreas Nurscher, Phone 331 73-2200
e-mail: andreas.nurscher@capitalinvest.at

Bank Austria Creditanstalt - Press Relations Austria
Tiemon Kiesenhofer, Phone 05 05 05-52819
e-mail: tiemon.kiesenhofer@ba-ca.com



Press Release

07.11.2006

Bank Austria Creditanstalt Job Notice: Martin Frank Appointed Head of Sales Corporate Customers

Bank Austria Creditanstalt (BA-CA) has placed its Austrian corporate customer relations under a new management. Martin Frank, 49, has recently been appointed head of the Corporate Customers and Public Sector department. As head of this department, which is organised in 13 Regional Centres and at the Vienna-based "City of Vienna and Public Sector", Frank is responsible for some 18,000 BA-CA customers. BA-CA has approximately 200 customer relationship managers serving these customers.

By establishing these new Regional Centres for customers with annual revenues in excess of EUR 3 million, BA-CA has been able to concentrate its increasingly complex corporate customer services. The bank is thus able to offer its customers a special service tailored to the particular needs of medium-sized companies, providing optimal support for companies in the growing cross-border business segment or which are expanding abroad. Customer shares of up to 85 per cent make BA-CA the clear market leader. Forty five of every 100 small companies are BA-CA customers. Among medium-sized companies the figure is 61 out of 100 and among large companies 85 out of 100.

Martin Frank was born in Vienna and joined the Creditanstalt in 1983 after gaining a doctorate in law in Vienna and a Master of Law in the USA. In 1981 he moved to New York as General Manager for BA-CA. In 2003 he took over the newly created department Corporate Finance & Public Sector. Frank is married and has three children.

Enquiries: Bank Austria Creditanstalt press office
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 EXT 52819;
e-mail: tiemon.kiesenhofer@ba-ca.com

Upon request we will be pleased to send a photograph of Martin Frank

Press Release

06.11.2006

One in five persons in CEE puts money aside for their retirement

- **Czechs, Slovaks and Slovenes are most active in saving *money* for their old age**
- **Increasing need for special pension products**
- **70% of people under 29 have not yet thought about investments**

In the countries of Central and Eastern Europe[1], almost half of the active population has started or is considering investing in an additional private pension on top of the state pension. One in five persons in CEE already holds an investment product. This trend shows the scepticism towards the state pension system: on average, only 10 per cent of the working population assumes that the state pension will be sufficient to cover daily expenses after retirement. On the other hand, half of the working population has not yet thought about additional investments for their retirement.

These are some of the results of market research recently conducted in the CEE countries by Fessel&GfK, SMG_KRC, RmPLUS, TNS MODUS on behalf of Bank Austria Creditanstalt (BA-CA), a member of UniCredit Group.

"The gap between the population's scepticism towards state pensions and the number of people with an investment product for retirement shows the potential in the CEE region. The importance of professional advisory services and tailor-made, state-of-the-art products in this area will further increase. For banking networks such as UniCredit Group, this is a huge opportunity," says Andrea Moneta, BA-CA Managing Board Member responsible for CEE.

Overall, 20 per cent of the CEE population invests in retirement products. For comparison, in Austria already 60 percent of the population already started an additional privately financed pension and 30 per cent thought about such an investment. In the following CEE EU member countries, on average one in three persons has started investing for their future: 36 per cent of the active population in the Czech Republic, 34 per cent in Slovenia, 32 per cent in Slovakia, and 31 per cent in Hungary. Poland is the only CEE EU country lagging far behind the others, with 8 per cent of the active population investing in private pensions.

In the South-East European countries, the proportion of people holding investment products for private pensions is lower than the overall CEE average of 20 per cent, with 10 per cent in Bulgaria, 7 per cent in Bosnia-Herzegovina and Romania, and 5 per cent in Serbia. The only exception here is Croatia, where 21 per cent of the population already use investment products.

In CEE, people between 30 and 39 are the most active in terms of investments for an additional pension. Overall, almost 60 per cent of this age group have already started saving for their retirement or are thinking about it. Younger people below 29 are at the other end of the scale: a majority of them, approximately 70 per cent, have not yet thought about any investments. "The interesting factor is: this young age group is the one which is most insecure about its financial situation after retirement. Almost one in four persons under 29 does not know whether the state pension will be sufficient for living. On the other hand, this is the age group which is the least active in making provision for their future," says Martin Mayr, CEE market research expert at BA-CA. In Austria, with 12 per cent the insecurity of this younger age group is by far smaller.

"It will be a task for the banks to make young people aware of this gap and provide them with the right products. The "twens" have a huge advantage: due to the longer saving period, they would have to make far lower investments to receive sufficient additional payments from private pension sources. The earlier they start saving, the more they can profit later on", says Andrea Moneta.

"Special pension products" are in demand
47 per cent of the active population in the CEE countries that considers or has already started investing in a private pension chooses various "special pension products" (in Austria: 52 per cent). These are products which are clearly linked to the aim of "retirement planning" like

pension funds, company pensions and pension insurance contracts. At 28 per cent, life insurance contracts are the second most attractive alternative for pension savings (in Austria:significantly higher with 44 per cent). About 27 per cent of the population intends to use "classical" saving products for investing money for their future (in Austria: 30 per cent). Some country-specific differences between product preferences can be observed: building society contracts are among the most preferred products for pension savings in the Czech Republic (30 per cent), Croatia (15 per cent) and Slovakia (14 per cent). Securities and investment funds in general (not specific pension funds) are used more frequently in Slovenia (13 per cent), Poland (11 per cent) and Slovakia (10 per cent). Serbians and Romanians often invest in real estate (18 and 13 per cent, respectively). In Austria, nearly one out of four uses building society savings (24 per cent).

Bosnians, Romanians and Slovakians tend to prefer savings products (BiH: 52 per cent, SK: 39 per cent, RO: 35 per cent). Life insurance contracts are favoured especially in Slovenia (47 per cent), Croatia (44 per cent) and Slovakia (39 per cent), followed by Serbia and Bosnia-Herzegovina with 34 per cent.

Amounts for possible investments still small

At present, the population in the CEE countries can invest relatively small amounts into a private pension. On average, people plan to save around 22 euros per month. In comparison, people in Austria are able to save 153 euros per month. "This gap highlights the potentials for pension products in CEE region. For the coming years we are estimating a significant growth in terms of wealth in the CEE countries. And pension products will be a growth driver of the household's financial assets, with an annual increase of 19 per cent", says Andrea Moneta.

Slovenes and Croatians intend to make the highest investments, with an average amount of 36 euros. Serbia and Poland rank second, with an average amount of 27 euros in savings per month. Hungary and Bosnia are around the average of 22 euros, closely followed by the Czech Republic with 21.3 euros and Slovakia with 18 euros per month. One possible explanation for the lower levels in the Czech Republic and Slovakia is that the idea of saving for a pension has already reached middle and lower income classes, where people can afford smaller investment amounts only. In Romania and Bulgaria, the average savings potential is the lowest with 17.5 euros and 15.9 euros, respectively.

"Following the forthcoming EU enlargement, I expect Romania and Bulgaria to catch up quickly. In general, income increases and wealth gains in all CEE countries will result in higher savings ratios. Already today, people in CEE are looking for specialised savings and pension products. Accompanied by an income increase, demand for advisory services in the area of asset management will rise considerably," says Martin Mayr.

As a market leader in many CEE countries, UniCredit Group offers various pension products, as asset manager or distributor. In general, the banks of the Group are able to provide a full range of long-term retirement products: with own pension funds companies, in cooperation with insurance partners, as well as leveraging on Pioneer Asset Management's mandatory funds which can be used as long-term investments. "Due to the growing demand and the large potential, the topic of retirement planning will increasingly gain in importance. With tailor-made products and high-quality advisory services, we want to be close to our customers' needs and offer the best possible services for all age groups," says Andrea Moneta.

UniCredit Group operates by far the leading banking network in CEE. In terms of revenues and total assets, the Group is twice as strong as the nearest competitor in the region. The Group's banking network comprises 17 countries in CEE; 65,000 employees serve 24 million customers in 3,000 branches. Within the Group, Bank Austria Creditanstalt is responsible for managing the banking activities in the CEE region[2].

1 Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Poland, Romania, Serbia, Slovakia, Slovenia

2 Except Poland's Markets Division, which is steered directly by UniCredit Group.

Requests:

Ildiko Füredi-Kolarik
Bank Austria Creditanstalt, International Press Relations
Tel: +43-50505-56102, e-mail: ildiko.fueredi-kolarik@ba-ca.com



Press Release

03.11.2006

Further step in restructuring the CEE business taken

- **BA-CA sells Bank BPH to UniCredit Group**
- **BA-CA is the hub for the CEE business**

Bank Austria Creditanstalt (BA-CA) has finalised the sale of Bank BPH, its Polish subsidiary, to UniCredit Group. The closing took place on 3 November 2006. The transaction was approved by the Austrian Financial Market Authority (FMA).

The transfer of Bank BPH to UniCredit is a further step in restructuring the Group's activities in Central and Eastern Europe. As next step UniCredit will transfer to BA-CA its banking subsidiaries in the Czech Republic (Zivnostenska banka), Slovakia (UniBanka), Croatia (Zagrebacka banka), Romania (UniCredit Romania) and Bulgaria (Bulbank), as well as its equity interest in the unit in Turkey. Furthermore HypoVereinsbank (HVB) will transfer to BA-CA its activities in Russia and the Baltic countries. This will strengthen BA-CA's position on a sustainable basis.

Within the Group, BA-CA is responsible for banking activities in Central and Eastern Europe (except Poland's Markets Division, which is steered directly by UniCredit Group).
UniCredit Group operates the largest international banking network in the region: more than 64,000 employees serve about 24 million customers in 3,000 branches.

Enquiries: Bank Austria Creditanstalt Press Office
Ildiko Füredi-Kolarik, Tel. +43 (0)50505 56102
E-mail: ildiko.fueredi@ba-ca.com

Press Release

30.10.2006

BA-CA Purchasing Managers' Index in October: Rising Employment and Sales Prices Confirm Strong Level of Industrial Activity

- **High backlog of orders ensures strong second half-year**
- **Growth will remain above 10 per cent in the next few months**

"Austrian industry also reported strong growth in October," said Marianne Kager, chief economist at Bank Austria Creditanstalt (BA-CA), summing up the result of the BA-CA Purchasing Managers' Index for October. Although the BA-CA PMI dipped slightly to 58.0 compared to 58.2 in September, it remained at a very high level. "The second half-year will probably be one of the most dynamic in recent years for Austrian industry," said Stefan Bruckbauer from BA-CA.

Purchasing managers once again reported a slight acceleration in production growth for October compared to September, with the reading rising from 57.3 to 58.2. This strong growth in industry thus follows a sharp rise in incoming orders in recent months. In October the indicator for incoming order growth was very high at 58.1, despite a slight decline compared to September (59.0). The same is true of the intake of foreign orders, which continued to grow extremely dynamically, although it was not possible to maintain the brisk pace reported in September. In keeping with the slight decrease in incoming orders and sharp increase in production, the assessment of total orders fell slightly from 59.5 to 57.9. According to Kager, "Austrian industry is still well supplied with orders even if order growth weakens slightly". The BA-CA economists do not therefore anticipate any slowdown in industrial production. In the closing months of the year, growth could even rise noticeably above 10 per cent.

This high level of industrial activity also led to a further increase in the level of employment in industry, even if the pace of employment growth is slowing down somewhat. However, at 55.2, the relevant index remains well above the 50 mark, albeit slightly lower than in September (57.5). Nevertheless, this reading is still the third highest since the BA-CA launched its PMI in 1998. "Austrian industry will once again be unable to meet this strong demand in autumn with existing resources, as a result of which employment will continue to rise accordingly," said Bruckbauer. Purchase quantities as reported by managers also continue to show strong growth, with the index rising from 57.7 to 58.8. The downside of this trend is the sharp increase in prices, the reading for which remained extremely high in October at 70.0. However, strong demand is increasingly allowing Austrian industrial companies to raise their sales prices. At 56.6 this indicator even reached its previous record level again. "Due to strong demand, Austrian industry can increasingly pass on some of its higher costs in the form of higher sales prices," said Bruckbauer. In 2007 the BA-CA economists are expecting the pace of industrial production to decrease somewhat as a result of developments in the most important sales markets, although Austrian industry is not yet feeling any signs of this.

Note: PMI figures above the 50.0 mark indicate growth in the manufacturing sector compared to the previous month; readings below the 50.0 mark indicate contraction. The greater the divergence from 50.0, the greater the change signalled. This report contains the original data from the monthly survey among purchasing managers of industrial companies in Austria. The survey is sponsored by Bank Austria Creditanstalt and has been carried out by NTC Research under the auspices of ÖPWZ, the Austrian Productivity and Efficiency Centre, since October 1998.

charts

Enquiries: Bank Austria Creditanstalt Economics Department
Stefan Bruckbauer, Tel. +43 (0)5 05 05 EXT. 41951
E-Mail: economic.research@ba-ca.com



Drucken

Press Release

27.10.2006

BA-CA Savings Barometer: For the first time saving for retirement becomes the Number 1 reason for saving in Austria

....

- **World Savings Day: 2 million Austrians expected in the banks on 31 October**
- **Each Austrian saves EUR 183 every month**
- **Capital guaranty is the most important savings aspect for Austrian savers**

For the first time, saving for retirement has become the Number 1 reason for Austrians' saving. Saving for retirement and the future was cited by 76.4% of all those asked about their reasons for saving and investing. 76% of all Austrians save to have "something put by for emergencies". "Children" was the third most frequently cited reason, with 63% of the population marking this answer. These results were obtained from the BA-CA Savings Barometer, a representative survey conducted by the market research institute FESSEL-GfK on behalf of Bank Austria Creditanstalt (BA-CA).

"The majority of Austrians have already recognised the dangers of the pension gap. In recent years, saving for retirement has become an important reason for people investing", says BA-CA Managing Board member Werner Kretschmer, head of Asset Management & Private Banking. "However", the investment expert continues, "the survey shows that some 1.8 million Austrians have not made any provision for their retirement yet."

2 million Austrians wish to visit their banks on 31 October
According to their own statements, 19% of Austrians will "definitely" visit their bank branch on this year's 81st World Saving Day. 6% "have resolved to do so". This equates to around 2 million Austrians, which is 400,000 more than in the previous year anyway. Accompanying children or grandchildren as well as "tradition" is cited as the most frequent reason (by 24%). 22% go for the gifts and 11% have resolved to "cultivate personal contact with their bank" or engage in some "networking" on World Saving Day.

Each Austrian saves EUR 183 every month
In any case Austrians save their money enthusiastically. Statistically speaking, each and every Austrian, from infants to grandparents, will save EUR 183 per month (1) in 2006", says BA-CA economist Stefan Bruckbauer. This represents a savings rate of 11.7% of net income, and is EUR 6 higher than in the previous year. The BA-CA economists have therefore revised the forecast downwards slightly compared with the July survey. In 2005, the figures were EUR 177 and 11.7% respectively.

The majority of Austrians' monthly savings of EUR 183 is placed in bank deposits (EUR 45 or 24%; this includes savings deposits, savings certificates and current accounts). EUR 43 (representing 25%) is invested in life insurance. EUR 32 or 17% of savings goes into funds. For statistical purposes, the category life insurance and funds also includes pension-related savings products.

The BA-CA Savings Barometer (which has now been conducted for the sixth time) also asked about criteria for investing. The most important aspect was a capital guaranty (26%), followed by quick access to savings (19%) and the stability of the company (15%).

"This comes as no surprise to us and merely confirms the current boom we're seeing in guaranty products", says Mr Kretschmer. In 2005, BA-CA sold a volume of about EUR 1 billion, an increase of 240% compared with 2004. Savings deposits, on the other hand, saw growth of around 3% to EUR 18.1 billion. As Mr Kretschmer notes, "Guaranty funds are increasingly replacing savings deposit accounts because they cover the satisfy customers' most important needs: guaranteed capital with excellent earnings potential ".

Savings deposit accounts continue to be the most favoured form of investment, but

securities are catching up
Currently, 55% of those surveyed said they would invest EUR 1,000 in a savings deposit account. In 2005, this figure was only 49%. Securities are already in second place when it comes to the types of preferred savings products, as 18% of respondents would choose this option (up from 12% in 2005). Deposits with building societies, life insurance and real estate all lost ground compared with the previous year's results.
For higher amounts of savings (e.g. EUR 10,000) a similar change was observed: 34% of those surveyed in 2005 said that a savings deposit account was the best form of investment, compared with 38% in 2006. Again, securities came in second place with 32% favouring this form of savings in 2006 versus 25% in 2005). With regard to an on-going investment of EUR 100 per month, savings deposit accounts continue to be the most popular form of savings, followed by deposits with building societies and saving towards a pension.

BA-CA Savings Tips:
For amounts around EUR 1,000 BA-CA recommends a savings deposit account or savings certificate as the best option. It is currently offering the KünstlerSparbuch created by Oswald Oberhuber, which bears a fixed rate of interest of 3.5% for 19 months. For savings amounts of EUR 10,000, Austria's largest bank recommends investment in a guaranty bond or a guaranty fund. From November, it will offer a new issuDevelopment of financial savings in 2006 (excluding exchange rate changes); Source: OeNB, Statistik Austria, BA-CAe of its R.I.CH.-Garantie. For an on-going investment of around EUR 100 per month, a good option is the VorsorgePlus-Pension, a state-sponsored old-age savings plan offered by BA-CA. A future bonus of EUR 65 paid as an incentive to anybody investing in this product.

Did you know? World Savings Day is celebrating its 81st birthday in Austria this year
World Savings Day was initiated on 27 October 1924 at the 1st International Congress of Savings Banks in Milan – at a time in which saving had hit an all-time low after the dreadful experiences suffered during years of runaway inflation. It took place for the first time in Austria on 31 October 1925. By contrast, the concept of the piggy bank is far older. Excavations at Billeben in Northern Thuringia have revealed that the piggy bank first appeared in the 13th century. Sayings such as "happy as a pig" or the idea of a pig as a symbol of good luck also appeared in the middle ages.

The expression "to put something by" goes back to the middle ages too. "By" is used here to designate a space in the canopy of a four poster bed where rich people previously hid their savings. A secret compartment was often provided in one of the canopy's joists for this purpose.
(Source: www.wikipedia.de)

(1) Development of financial savings in 2006 (excluding exchange rate changes); Source: OeNB, Statistik Austria, BA-CA

Inquiries: Bank Austria Creditanstalt Press Office Austria
Peter N. Thier, Tel. +43 (0)5 05 05 DW 52371;
E-Mail: peter.thier@ba-ca.com

Press Release

24.10.2006

Bank Austria Creditanstalt Job Notice: Gerhard Deschkan Appointed Head of Strategic Risk Management

Gerhard Deschkan (39) has been appointed head of strategic risk management at Bank Austria Creditanstalt (BA-CA). He has succeeded Jürgen Kullnigg (45), who has become head of the "Credit Operations Area" *within* the UniCredit Group. The Strategic Risk Management division is responsible for developing models and methods to *calculate*, and ultimately minimise, credit, market and operational risks for the bank.

Gerhard Deschkan holds a doctorate in social sciences and economics. He started his career at the BA-CA Group in 1992, subsequently spending a year in New York. After several years as a controller, market and credit risk manager, Deschkan was appointed head of Operational and Overall Bank Risk in 2000. Most recently, he headed up the Operational Risk and Methodology Development unit within the Strategic Risk Management division, where he played a major role in developing the structures for measuring and managing operational risks and further developing the internal models for market and credit risks. Gerhard Deschkan was also a driving force behind the establishment of the Christian Doppler Laboratory at the Vienna University of Technology. This laboratory gives students the opportunity to research new risk models within the scope of their studies. Gerhard Deschkan, who is from Vienna, lives with his partner and has a daughter.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Peter N. Thier, Tel. +43 (0)5 05 05 EXT 52371
E-mail: peter.thier@ba-ca.com

Press Release

27.10.2006

Mediacom wins UniCredit Group media pitch

Mediacom was selected as UniCredit Group's sole media agency. The agency won the international pitch for media planning and media buying conducted by the UniCredit Group. Mediacom was already the media agency of Bank Austria Creditanstalt (BA-CA) in Austria and in Central and Eastern Europe.

The target of the pitch was to optimise UniCredit Group's media strategy and planning activites as well as to realise the best practices and economics of scale groupwide. Starting from 1 January 2007 Mediacom will manage the media planning and media buying activities in all European countries where the Group operates.

The pitch process – based on the scoring system – has been managed jointly by UniCredit Group's communication and purchasing team composed of representatives from Austria, Germany, Italy, Poland, Pioneer Investments and the company's CEE Division. The audit consultancy Fairbrother Lenz Eley accompanied the pitch.

Enquiries: Bank Austria Creditanstalt Media Relations Austria
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 DW 52819
E-mail: tiemon.kiesenhofer@ba-ca.com



Press Release

24.10.2006

Erich Hampel will become the new chairman of the board of trustees of "Immobilien Privatstiftung" and of "B & C Privatstiftung"

Erich Hampel, Chairman of the Managing Board of Bank Austria Creditanstalt, will take over, in both foundations, the function of Gerhard Randa, who retired as a bank executive with effect from 30 September 2006 and on that occasion resigned from his function as chairman of "B&C Privatstiftung" and of "Immobilien Privatstiftung". This change ensures continuity in the management of the foundations.

Gerhard Randa was a member of the board of trustees of Immobilien Privatstiftung, a foundation established in 1999, from 2001 onwards and a member of the board of trustees of B&C Privatstiftung since the foundation was established at the end of 2000. Following the unexpected death of Wolfgang Houska, the first chairman of both foundations, Gerhard Randa was chairman of the board of trustees of both foundations from June 2005.

A brief review shows Gerhard Randa's successful activity: real estate not used for banking operations as well as equity interests in industrial companies (including Lenzing, Semperit and Porr) not forming part of the bank's core business were sold to the holding companies wholly-owned by the foundations, which were established by Bank Austria and Creditanstalt in 1999 and 2000.

Immobilien Privatstiftung is now starting the "Wien Mitte" project, a large-scale construction project reconciling the interests of all those involved after years of intensive preparations. Since the foundation was established, the value of its real estate holdings has increased by almost 10%, despite various sales of real estate made according to plan. At B & C Privatstiftung, efforts to enhance the overall value of equity holdings have been successful. Especially Lenzing and Semperit are very well positioned for competing internationally, they are operating on a global scale and pursue long-term strategies which are reflected in sustained good results and attractive share prices, also when compared with other companies in their respective industries.

Since the establishment of B & C Holding GmbH, the wholly-owned subsidiary of B & C Privatstiftung, its equity capital has risen by significantly over 300 million euros, an increase of almost 50 per cent. Dividend payments made to BA-CA by the subsidiaries of the two foundations since 1999 and 2000, respectively, have totalled around 186 million euros.

Gerhard Randa, who was Chief Executive Officer of BA-CA for many years, will continue to be available to BA-CA in an advisory capacity.

For more information: Bank Austria Creditanstalt Press Department, Austria
Peter N. Thier, Tel. +43 (0)5 05 05 Ext: 52371
E-mail: peter.thier@ba-ca.com



Press Release

23.10.2006

BA-CA Real Invest to Sell Portfolio in Prague and Warsaw

- **Seven office buildings at top locations up for sale to international buyers**
- **Bidding process met with broad approval from fund investors**

BA-CA Real Invest will be selling a package of seven business properties in Prague and Warsaw at the beginning of 2007. Some of the buildings are assets in closed real estate funds, and some held by the company itself. BA-CA Real Invest decided to sell these properties to take advantage of the current boom in demand for properties in Central and Eastern Europe (CEE) among international investors. "Real estate yields in CEE are reaching western European levels. Achieving above-average selling prices depends greatly on acting at the right time," said Karl Derfler, managing director of BA-CA Real Invest. The bidding process is being managed by the renowned real estate consultancy CB Richard Ellis. The fund investors granted their approval for the sale before the process was initiated.

The cities of Prague and Warsaw are among the fastest-growing business centres in the dynamic region of Central and Eastern Europe. The business properties being sold by BA-CA Real Invest are all located in the city centre or in other important business districts. Five properties are from the closed real estate funds "Prague I", "Prague II" and "Prague and Warsaw", and two are held directly by BA-CA Real Invest. In total, this portfolio comprises roughly 63,000 square metres of utilisable floor space and annual rental revenues of around 12 million euros. "Through their integration in the European Union, Prague and Warsaw have become a 'must' for many international investors. Our package is one of the most interesting in all of CEE," said Karl Derfler.

This has also led to overwhelming demand for the Real Invest properties package. BA-CA Real Invest is currently concluding its negotiations with seven investors.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 ext. 52819
E-mail: tiemon.kiesenhofer@ba-ca.com



Press Release

20.10.2006

Austrians invest 153 euros a month in saving for their old age

- **1.8 million Austrians have made no pension provision yet**
- **BA-CA will now contribute 65 euros when a new VorsorgePlus pension is arranged**
- **They will also raffle three life long private pensions**

Providing for one's old age is becoming ever more important as a reason for saving. Those Austrians who invest in a private pension save, so they tell us, on average 153 euros per month towards their old age pension. This has emerged from a representative survey carried out by the opinion research institute FESSEL-GfK on behalf of Bank Austria Creditanstalt (BA-CA). Nevertheless some 1.8 million Austrians have not made any provision yet. BA-CA advises people to invest in a government subsidised pension plan as early as possible to bridge the pensions gap. BA-CA is promoting the plan by offering its own pension subsidy with immediate effect.

BA-CA will subsidise those willing to invest in their pensions by offering its own pension bonus with immediate effect and is also raffling three life long private pensions. Anybody who arranges a VorsorgePlus pension before the end of the year will receive a 65 euro pension bonus irrespective of the term or the level of contributions. Anybody who visits a BA-CA branch to discuss his/her pension requirements will be eligible to participate in the raffle.

A thirty year old with a monthly income of 2,000 euros has to expect a pension gap of around a third of his/her final salary. This difference can be cut in half with a VorsorgePlus pension entailing monthly savings of 172 euros. The VorsorgePlus pension is a version of the government subsidised pension scheme and offers an annual, government subsidy of between 8.5 and 13.5 per cent. The level of the subsidy will be reset every year. For 2006, the subsidy was set at 8.5 per cent and the maximum amount on which the subsidy was payable at 2,066 euros. The term may be determined individually and stands at between 15 and 25 years. Shorter terms of up to 11 years are also possible for late starters aged between 51 and 54.

At the end of the term the client may choose between extending the pension plan for a further period in which he/she will continue to receive a subsidy, a pension payment that is free of income tax from his/her 40th birthday at the earliest and a one-off payment. However, if he/she opts for the one-off payment, the earnings will be taxed retrospectively at 25 per cent and 50 per cent of the government subsidies received will have to be repaid. The capital contributions and the government subsidies are guaranteed if the private pension is drawn. The VorsorgePlus pension is available for as little as 30 euros a month. Your capital is also guaranteed in the event of your death and, if you wish, to can take out an insurance policy to ensure contributions continue to be paid if you are unable to work for a long period.

The pension gap calculator on the BA-CA website allows you to work out how large the difference is between your final salary and your pension.

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Enquiries: Bank Austria Creditanstalt Austrian Press Office
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 ext. 52819
E-mail: tiemon.kiesenhofer@ba-ca.com

Press Release

18.10.2006

Sectoral Report of Bank Austria Creditanstalt Economics Department:
Austrian automobile trade feeling the pinch

- **Turnover down in 2005 by almost 2 percent to below EUR 17 billion**
- **Market saturation and the declining need for replacing cars are subduing growth in new vehicle demand in the long run to under 1 percent p.a.**
- **Competition in vehicle trading on the rise**
- **Cars priced relatively favourably, but upkeep costly: consumer spending on vehicles rising**

The Austrian automobile trade has little growth potential to fall back on. This is revealed by the latest sectoral report published by the economic researchers at Bank Austria Creditanstalt (BA-CA). After new car sales in Austria peaked temporarily in 1992 with 320,000 new passenger cars registered, by 2005 this figure had fallen to 308,000. New car registrations in 2005 fell by 1.1 percent in comparison to the previous year, while by August 2006 a decline of a further 0.5 percent had been recorded. Although the demand for used cars has been more balanced in the long run, the record number of used cars changing owner in 1999 amounting to 774,000 has not been surpassed. In 2005 a total of 711,000 used cars changed owner, corresponding to a fall of 0.7 percent, while there was no change in the first half of 2006.

This weak demand is fuelling competition and dampening sales in the automobile trade: average sales growth of 4 percent in the second half of the 1990s shrivelled to roughly 1 percent from 2000 to 2005. In 2005 the wholesale and retail sales of automobiles fell by almost 2 percent. "Demand for new and used cars in Austria is not set to rise much in the future either. This is due primarily to the high market saturation", according to Günter Wolf at the BA-CA Economics Department. The motorisation rate currently totals 506 passenger cars for 1,000 inhabitants and is therefore just over the Western-European average and close to the record figure of 550 passenger cars in Germany. Demand is also being subdued by the increasing quality of vehicles and the falling annual mileage. This in turn reduces the replacement need while the average age of cars is rising: in 2005 it totalled 8.9 years, up from 8.3 years a decade ago. In the short term the automobile trade is also suffering from high fuel prices and the frequent fluctuations in income caused by economic conditions.

In Austria, EUR 17 billion is generated from new and used car trading, EUR 4 billion from service activities and EUR 3 billion from the spare parts business. The market is divided up between roughly 1,900 brand dealerships and 1,400 independent, principally used-car, dealers, with 3,500 workshops and 1,000 spare part traders. Many brand dealers have disappeared from the market or been taken over by competitors, particularly since the beginning of the Block Exemption Regulation (BER) reform in 2003. According to BA-CA economist Günter Wolf: "Predatory pricing in the automobile trade will not wane over the coming years, thanks to the persistently weak demand, the sales drives still on the horizon and the generally precarious income positions of the dealers. After 2010 competition will presumably increase further, when the BER disappears completely, as planned, and the automobile market is fully liberalised just like most of the product markets in the EU."

Despite the relatively weak growth of passenger car demand, the car is gaining in status with consumers: 15 percent of their consumer spending is invested in buying and maintaining their private vehicles, up from 13.8 percent in 2000. Per month an average Austrian household spends EUR 174 on the car purchase, but a further EUR 206 on repairs, spare parts, taxes, insurance and fuel. If we take into account the rather "consumer friendly" development of car prices in recent years, not least thanks to competition and price pressures throughout the industry, the additional spending for buying passenger cars can be attributed to the growing demand for more powerful passenger vehicles and better equipped diesel cars. While fuel costs grew by 14 percent between 2000 and 2005, and the costs for car repairs and services increased by 16 percent, the price of cars rose only by 7 percent. By contrast, consumer prices increased by a total of 11 percent.

Enquiries: Bank Austria Creditanstalt Press Department, Austria
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 Ext: 52819
E-mail: tiemon.kiesenhofer@ba-ca.com

Press Release

17.10.2006

BA-CA Business Indicator: Business Indicator Rises Again Due to External Demand

- **40 percent of the recovery since the recession attributable to foreign trade**
- **China 2006 no. 1 export nation – Austria holds approximately 1 per cent of the market**
- **Poorer economic conditions in 2007 will cut almost 1 per cent off the growth rate in Austria**

The business indicator of Bank Austria Creditanstalt (BA-CA) rose from 3.6 to 4.0 in September. "Somewhat surprisingly foreign demand increased again in September," says Marianne Kager, chief economist at BA-CA. At the same time, however, industry sentiment in Austria and consumer confidence both improved, almost pushing the BA-CA business indicator back to the record level seen in 2000.

In the second half of the year, the Austrian economy is continuing its recovery from the recession which started in 2001 and according to BA-CA economists GDP is now outstripping the long-term trend. Growth rates of 3 per cent and more in recent months have ensured that the dent caused by the recession has been overcome.

According to an analysis by BA-CA economists, the recovery was mainly due to foreign demand. Exports rose much more sharply than other elements of demand and were also more dynamic than imports. "Overall, the Austrian economy has grown by 7.6 per cent since the turnaround in summer 2003 and almost 3 percentage points of this growth was attributable to the stronger momentum of exports compared to imports," continues Kager. This also led to a state of equilibrium in the balance of trade, which this time, unlike 2002, was attributable to strong exports. In keeping with this positive picture, industry is currently posting growth rates of 10 per cent and employment levels in industry have risen again for the first time since 2001.

Since the recovery started in 2003 Austria has seen exports rise by more than 30 per cent, only slightly behind the level of the increase in the volume of world trade. Austria's share of the world market thus remained almost unchanged, while the EU and the USA suffered clear declines at the expense of Asia, and above all, the oil exporting nations. According to the BA-CA analysis China advanced to become the largest export nation in the world in 2006, pushing the USA into 2nd place and Germany into 3rd place. Austria holds 26th place.

"China is now the number one in terms of exports and has a market share of 9 per cent. Twenty years ago it was a modest 1.6 per cent and 11th place," notes Stefan Bruckbauer from BA-CA. The USA has fallen from 1st place, with its share of the global export market shrinking from 11.3 to 8.9 per cent. Germany has also dropped one place falling to number 3, but remains only slightly behind the USA. Other winners in the global export rankings of the last twenty years are Korea, which advanced from 17th to 10th place, Thailand (+ 22 places) and India (+ 15 places). However, despite its size, India remains in 24th place, slightly ahead of Austria. In the last 20 years, Austria has dropped 20 places, but has been able to retain its 1 per cent share of the world market. "Unlike many of the old industrial nations in Europe or the USA, Austria has not lost any of its share of the world market," says Bruckbauer.

Most of Austria's export success is attributable to machinery and vehicles. "Since 2003 Austrian exports have risen by 30 per cent, and our analyses show that more than 1/3 of this increase or 11.2 percentage points was due to machinery and vehicles," says Bruckbauer.

At the same time, however, this success in foreign trade means that Austria is highly dependent upon the health of the international economy. In the opinion of the BA-CA experts, it has become evident here that the mood in the most important export markets has topped out. "The general scenario for the Austrian economy in 2007 will turn out to be considerably

poorer than in 2006, which will result in an overall reduction in the growth rate of almost 1 percentage point," says Kager.

Even if instead of merely supporting growth as in previous years, consumer demand makes a substantial contribution to growth in 2007, weaker exports and weaker investment will lead to economic growth of only 2 per cent in 2007. In 2006 1 percentage point of growth was attributable to consumption, investments and the trade balance, however, BA-CA economists believe that only consumer demand will make such a large contribution in 2007. The contribution made by investments will be halved, while net exports, dampened by higher imports will make virtually no contribution to growth.

On the whole however, BA-CA economists expect that GDP will remain slightly above the trend, but for the time being, there is no sign of the strong momentum experienced in recent quarters. Despite this, however, BA-CA economists expect the level of employment to rise once more in 2007 and unemployment to fall slightly. This trend will be supported by low inflation. The BA-CA economists do not expect a sharp downturn in global economic activity.

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Enquiries: Bank Austria Creditanstalt Economics Department and Market Analysis
Stefan Bruckbauer, Tel. 05 05 05 EXT 41951
E-mail: stefan.bruckbauer@ba-ca.com

Press Release

05.10.2006

Bulgarian Dimova wins "Eastern European Literature Award"

- **BA-CA/UniCredit Group, KulturKontakt, and Wieser Verlag distribute first CEE literature award**
- **Second ex aequo are Romanian Lazarescu and Czech Zonová**

Her novel "Maikite" (The Mothers) has earned Bulgarian Teodora Dimova the „Eastern European Literature Award" which includes prize money of 7,500 Euro. Created in 2005 on the initiative of Bank Austria Creditanstalt (BA-CA), a member of UniCredit Group, the award is conferred for the first time this year in cooperation with KulturKontakt Austria and Wieser Publishing House. In future, the award will be distributed on a bi-annual basis. In the run-up, ten national juries evaluated some 500 works and selected 20 publications for nomination. An international jury chaired by Jiri Gruša, President of the international P.E.N. Club, finally chose the ten best authors and texts.

Born in Sofia in 1960, award winner Teodora Dimova has already published a number of books and plays. She has received several national literature awards and ranks as one of Bulgaria's up-and-coming writers. Coming in second were (ex aequo) Romanian writer Florin Lazarescu with his story "Trimisul nostru special" ("Our Special Correspondent") along with Czech Anna Zonová and her novel "Za trest a za odménu" („As Punishment and as Reward"). In 2007, these three works will be available in Wieser Publishing House's bilingual book series „EditionZwei", which is published in cooperation with BA-CA and KulturKontakt Austria. The winner and Florin Lazarescu will be presented to the media and public at this year's Frankfurt Book Fair.

"Being the largest banking group in Eastern Europe, UniCredit Group does not only engage in economic cooperation but also actively sponsor cultural exchange with CEE countries. With this first international Eastern European literature award, we present the regions' literary talents to a wider audience. We are proud to thus contribute to the growing together of Europe," says Erich Hampel, Chairman of BA-CA's Managing Board and member of the

Management Committee of UniCreditGroup. Within UniCredit Group, BA-CA is responsible for handling business in Central and Eastern Europe.

Ranked fourth to tenth, respectively, the international jury has chosen the following authors: Boris Dežulovic/Croatia, Mirza Fehimovic/Bosnia-Herzegovina, Tamás Jónás/Hungary, Márius Kopcsay/Slovakia, Srdan Valjarevic/Serbia, Maja Vidmar/Slovenia, and Mariusz Wilk/Poland. They will all receive a one-month scholarship visit in Vienna under the "Writers in Residence" program of KulturKontakt Austria. "With this invitation to Vienna, we intend to provide authors with an opportunity to get to know Austria from a different perspective and locally gain new inspiration for their literary work. We thus intend to initiate a stepped-up dialog between our countries ", says Kurt Wagner, Director of KulturKontakt Austria. KulturKontakt is one of Austria's leading institutions in the field of cultural interchange between East and West.

By presenting the ten winning works and authors, the "Eastern European Literature Award" is the first initiative to offer a comprehensive summary of current literary activity in this region. "The aim behind this prize is to promote the works of Eastern European authors in the German-speaking world", says publisher and Eastern European literature specialist Lojze Wieser. "Thus, we intend to draw attention to the many literary voices of this region." Wieser publishers' book program is marked by a strong commitment to translating the texts of writers from Central and Eastern as well as Southeastern Europe. What's more, since 2002, its book series EditionZwei presents books by Eastern European authors both in German and their respective original language.

At the „Bulgaria Days in Vienna", which are organized by BA-CA in cooperation with the Bulgarian Embassy, award winner Teodora Dimova will join the presentation of the anthology

"Young Theatre from Bulgaria", a collection featuring her play "Serpent's Milk". The presentation takes place at the Theater Drachengasse on 9 October 2006, at 8.000 pm. This event has been staged by KulturKontakt Austria; admission is free.

Bank Austria Creditanstalt is Austria's largest bank and as a member of UniCredit Group, it is responsible for business in Central and Eastern Europe. With its 3,000 branches in 18 countries and 17 million customers, UniCredit Group operates the largest banking network in CEE. www.ba-ca.com, www.unicreditgroup.eu

KulturKontakt Austria (KKA) ranks as one of Austria's largest competence centers for cultural education, cultural mediation, cultural dialog, and educational cooperation with Central, Eastern, and Southeastern Europe. www.KulturKontakt.or.at

Since its founding in 1987, Wieser Publishing House has focused on European literature and, above all, has specialized in Central and Eastern European authors. 250 of the 700 titles it has published so far are translations - chiefly from Eastern Europe. An additional 90 volumes have appeared in Slovenian. The 100 volumes of Wieser's „Europa erlesen" ("Reading Europe") series take readers on a journey to Europe's cities and regions. www.wieser-verlag.com

For further information please contact:

Bank Austria Creditanstalt, Public Relations
Katja Erlach, phone +43 (0) 5 05 05 56839,
katja.erlach@BA-CA.com

Wieser Verlag
Lojze Wieser, phone +43 (0) 664 1802964

KulturKontakt Austria
Annemarie Türk, phone +43 (0) 523 87 65 44,
annemarie.tuerk@KulturKontakt.or.at

Press Release

4.10.2006

Phishing: BA-CA sets a transfer limit for OnlineB@nking

- **New EUR 1,500 limit can be individually altered by the customer**
- **Lower limits, transfers to the customer's own account and securities orders unaffected**
- **Preventative measure intended to further reduce the "chances" of phishing fraudsters**

By tomorrow Bank Austria Creditanstalt (BA-CA) introduces a EUR 1,500 limit for online banking transfers in an effort to protect its OnlineB@nking customers. This limit is a BA-CA recommendation and does not apply to transfers to the customer's own account (e.g. payments to or from ErfolgsCard savings accounts) and securities orders. Any lower transfer limits in place will of course retain their validity.

OnlineB@nking customers can alter the new transfer limit at any time if necessary by using an iTAN in the personal "default settings".

This new measure is part of BA-CA's response to the wave of phishing mail attacks in August when the online accounts of almost 250 OnlineB@nking customers had to be temporarily blocked. Thanks to timely notification of BA-CA (OnlineB@nking hotline 05 05 05 - 26100) no losses were incurred by the customers.

At the end of September BA-CA had approximately 480,000 OnlineB@nking customers. In our experience, more than 90 per cent of all OnlineB@nking transfers are for amounts of less than EUR 1,500.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 EXT 52819;
E-mail: tiemon.kiesenhofer@ba-ca.com

Press Release

02.10.2006

BA-CA a full member on the Warsaw Stock Exchange

Bank Austria Creditanstalt (BA-CA) has become a full member on the equity and the derivatives market on the Warsaw Stock Exchange. A direct line has been set up between the trading floors of BA-CA in Vienna and the Warsaw Stock Exchange, thus enabling Austrian and international clients to efficiently trade in Polish equities. The connection has been switched on this morning.

"We noticed that there is increasing demand of institutional investors and brokers in Polish equities. By setting up this direct connection between Vienna and Warsaw we are following our clients' needs", explained Martin Rauchenwald, Head of Equities at UniCredit Markets and Investment Banking and Member of the Managing Board of CA IB International Markets AG. 11 traders at BA-CA successfully passed the admission tests required by the Warsaw Stock Exchange and are ready to trade in Polish equities as of today.

"We have remarked an increasing interest in our market from foreign investors. The decision of BA-CA regarding the direct membership of the WSE is an evidence of this statement. We are strengthened in our conviction that the Warsaw Exchange may play a role of a region leader. We strongly believe that presence of such a superb partner like BA-CA in Warsaw will attract new investors to invest in our market and to participate actively in IPOs. Polish IPO market is currently one of the most successful ones in Europe. This year I expect around 30-40 debuts in total and among them foreign ones. The Warsaw Stock Exchange is becoming an important source of financing for enterprises in the region.", Mr Ludwik Sobolewski, President & CEO of the WSE said.

About the Warsaw Stock Exchange

The Warsaw Stock Exchange was established in April 1991. Since then, the Exchange has become an important element of the Polish economy and a large financial centre of CEE.

Trading on the Warsaw Stock Exchange is fully electronic. The Warsaw Stock Exchange offers both cash and derivative products under one roof. Current WSE product list includes: shares, bonds, subscription rights, allotment certificates, investment certificates, index, currency and stock futures, index and stock options. Today, nearly 270 companies are listed on the WSE, with the market capitalisation of EUR 95 billion. In terms of index futures contracts volumes, WSE is the fourth most active market in Europe.

Thirty-five brokerage houses have the WSE membership status Ten of them there are foreign remote members, which operate on the market without physical presence in Poland.
Real-time information on the WSE quotes is available from major international data vendors like Reuters, Bloomberg, Moneyline, Financial Times, Telekurs, Thompson Financial as well as FinInfo.
The WSE may already be considered as an international market. Foreign investors account for approximately one third of the Exchange's equity turnover and constitute an important shareholder group in WSE-listed companies. The biggest companies in the region decided to list on the WSE.

Enquiries: Bank Austria Creditanstalt International Markets
Veronika Fischer-Rief, Tel. +43 (0)5 05 05-82833;
E-Mail: veronika.fischer-rief@ba-ca.com

Warsaw Stock Exchange
Beata Kacprzyk, Tel. +48 22 537 7766
E-mail: beata.kacprzyk@wse.com.pl

Member of UniCredit Group

Bank Austria Creditanstalt

Banking for success.

Interim Report at 30 September 2006

Bank Austria Creditanstalt at a Glance

Bank Austria Creditanstalt shares – key data	1 Jan.–30 Sept. 2006	2005	Change
Share price at end of period	€ 105.50	€ 93.99	12.2 %
High/low (intraday)	€ 113.84/€ 90.34	€ 104.25/€ 62.01	
Earnings per share in accordance with IFRSs (annualised)	€ 13.90	€ 6.56	111.9 %
Price/earnings ratio (end of period)	7.6	14.3	
Total shareholder return (incl. dividend)	14.9 %	43.6 %	
Market capitalisation (end of period)	€ 15.5 bn	€ 13.8 bn	12.2 %
Average daily turnover in Bank Austria Creditanstalt shares on the Vienna Stock Exchange (single counting)	31,500 shares	221,000 shares	

Income statement figures (in € m)	1 Jan.–30 Sept. 2006	1 Jan.–30 Sept. 2005	Change
Net interest income after losses on loans and advances	1,660	1,609	3.1 %
Net fee and commission income	1,283	1,047	22.5 %
Net trading result	282	186	51.3 %
General administrative expenses	2,083	1,917	8.7 %
Operating profit	1,147	905	26.8 %
Net income before taxes	1,854	1,111	66.9 %
Consolidated net income	1,533	824	86.0 %

Volume figures (in € m)	30 Sept. 2006	31 Dec. 2005	Change
Total assets	156,544	158,879	–1.5 %
Loans and advances to customers	80,267	86,404	–7.1 %
Primary funds	81,467	89,965	–9.4 %
Shareholders' equity (excluding minority interests)	7,935	6,871	15.5 %
Risk-weighted assets (banking book)	80,971	75,263	7.6 %

Key performance indicators (in %)	1 Jan.–30 Sept. 2006	2005	1 Jan.–30 Sept. 2005
Return on equity after taxes (ROE)	28.0	14.3	16.4
Return on assets (ROA)	1.28	0.63	0.73
CEE contribution to net income before taxes	67.7	54.1	47.4
Cost/income ratio	57.5	61.6	61.1
Net interest income/avg. risk-weighted assets (banking book)	3.53	3.53	3.48
Risk/earnings ratio	19.1	18.9	16.4
Provisioning charge/avg. risk-weighted assets (banking book)	0.67	0.67	0.57
Total capital ratio (end of period)	10.8	12.2	11.6
Tier 1 capital ratio (end of period)	7.7	8.3	7.6

Staff	30 Sept. 2006	30 Sept. 2005	Change
Bank Austria Creditanstalt (full-time equivalent)	31,722	31,286	1.4 %
Austria (BA-CA AG and subsidiaries supporting core banking business)	9,932	10,149	–2.1 %
CEE and other subsidiaries	21,790	21,137	3.1 %
of which: Poland	10,140	10,033	1.1 %

Offices	30 Sept. 2006	30 Sept. 2005	Change
Bank Austria Creditanstalt	1,570	1,521	3.2 %
Austria	391	400	–2.3 %
CEE countries and rest of world	1,179	1,121	5.2 %
of which: Poland	515	504	2.2 %

The income statement for the first nine months of 2006 includes the one-off capital gain on the sale of HVB Splitska banka.

To our shareholders,
customers and business partners



***Erich Hampel,** Chairman of the Managing Board of Bank Austria Creditanstalt AG*
Member of the Management Committee of UniCredit Group

Ladies and Gentlemen,

Bank Austria Creditanstalt remained on course in the third quarter of 2006 and is again on track to achieve a strong performance in the year as a whole. While results for the past three months did not, and were not expected to, match the outstanding performance of the two preceding quarters, the profit for the first nine months reached € 1,533 m, a level that is about 60 % higher than for 2005 as a whole. This figure includes the capital gain of € 684 m on the sale of HVB Splitska banka; the Croatian bank was sold to comply with merger control requirements. However, even if one-off effects in 2006 and in the previous year are excluded, the underlying trend shows that profit rose by 37 % to € 912 m. Our CEE subsidiaries contributed about 45 % to this total, and the contribution from Austrian customer business was about one-third; Markets & Investment Banking accounted for 17 %, achieving a record performance in the year to date.

Integration in UniCredit Group is proceeding as planned. A focal area in the third quarter was the adjustment of our business segments to UniCredit Group's divisional structure, which is explained in this interim report. This involves more than just a redefinition of segments: we are thereby creating the conditions required for unlocking earnings and cost synergies by applying best practice in the Group, employing productive capacity in the best possible way and using our network – to enhance our performance capabilities and customer benefits. In Markets & Investment Banking and in Private Banking & Asset Management, cross-regional cooperation and division of labour offer advantages which we aim to use quickly. At the beginning of November, Capital Invest was renamed Pioneer Investments Austria. We are placing this subsidiary in the production network of one of the leading providers in the international investment industry with about € 240 bn in assets under management. In Austrian customer business we are combining customer groups in different ways depending on customer needs and service intensity.

Bank Austria Creditanstalt is in the process of assuming the holding company function for CEE. This is proceeding according to plan, as are preparations for mergers in various countries. After the sale of HVB Splitska banka, we completed the sale of Bank BPH to UniCredit on 3 November 2006. This transaction will result in a capital gain in the fourth quarter of 2006, which we will use – in line with our strategy – for organic growth and further acquisitions.

At present, BA-CA generates a return on equity of 17.5 % (ROE after taxes, based on adjusted results for the first nine months of 2006). Its cost/income ratio is 57.5 %. This means that we have significantly exceeded the medium-term targets which we set ourselves three years ago, on the occasion of the initial public offering of BA-CA shares. We can only continue the successful course, pursue our strategy and enhance the value of our bank if we think and act on an international scale – if we are at least as international as our customers. Integration in UniCredit Group offers us a unique opportunity in this respect.

Yours sincerely,

Erich Hampel

Banking Environment

▷ The strong performance of economies in the Far East, led by China, is supporting the unusually sustained and dynamic growth of the **world economy**. In the third quarter of 2006, growth thus remained robust. Trends in the US economy and in the euro area continue to be characterised by a cyclical lag reflected in divergent monetary policies. In the **US**, as excessively high real estate prices are being adjusted, investment in residential construction has dropped sharply and GDP growth has weakened significantly. This contrasts with the upswing in the **euro area**, which was driven by industrial exports and gained momentum. As capacity utilisation levels rose, investment in equipment increased and the labour market improved, as did consumer sentiment most recently. For the euro area we expect growth of 2.8 % for 2006, the highest rate in many years. One of the factors now helping to improve sentiment is the trend in **crude oil prices**, which reached a high of 83 USD/bl in August and subsequently fell to around 60 USD/bl. This development and pressure on prices and wages resulting from emerging markets competition curbed inflationary expectations.

Global economic growth remains strong

▷ **Interest rate movements** reflected this scenario: US markets expected the upward movement to end and have started to speculate about the timing for the first interest rate reduction. The ECB, on the other hand, reversed its expansionary monetary policy step by step by further raising its key interest rate. Long-term yields declined globally. As a result, the euro yield curve flattened markedly. In the course of the third quarter, the 10-year benchmark yield declined from about 4.10 % to 3.70 % whereas the yield on 3-month money rose from 3.00 % to over 3.40 %, and most recently to a level of 3.50 %. The maturity spread between long-term yields and money markets, which widened until May to exceed 1 percentage point, narrowed again to well below one half of a percentage point, with an impact on income from maturity transformation and on the scope for lending terms. Earnings and the financial position of **companies** continued to improve: in the third quarter, stock markets made up for the setback experienced in May/June 2006; most recently they significantly exceeded their pre-slump levels. Following an increase around the middle of the year, CDS spreads declined. The high-yield sector, including emerging markets bonds, clearly outperformed the benchmarks most recently.

Flattening yield curve

Yield curve flattens in third quarter



% p.a.
4.00
3.75
3.50
3.25
3.00
2.75
2.50
June 2006
September 2006
March 2006
Year-end 2005
3mo
1
2
3
5
7
8
9
10y

Money market and remaining periods to maturity of Austrian bonds

▷ In **Austria**, real GDP is estimated to be almost 3 % above the level of the third quarter of 2005. We now expect Austria to achieve economic growth of 3.1 % in 2006, which is once again higher than the EU average. The dynamic growth of investments (plant and machinery, and construction), in particular, exceeded expectations. While the growth rate of consumption also accelerated, it continued to grow at a below-average rate on account of structural factors (demographic developments, pension reform etc.); the savings ratio remained at a high level. The favourable economic conditions prompted stronger demand for corporate loans. With a most recent growth rate of 7.7 %, these grew more strongly than personal loans (5.7 %). In this context, the ample liquidity of the corporate sector curbed demand for working capital loans, while loans to finance both current and strategic investments grew more rapidly. The number of business insolvencies fell slightly over the previous year, with insolvency liabilities remaining more or less unchanged. Private insolvencies and related insolvency liabilities have been rising significantly since 2002, and this trend was also apparent in the first nine months of 2006.

Austria and CEE: external factors boost domestic demand

In **Central and Eastern Europe** (CEE-11) economic growth reached an estimated 6.1 %, more than double the figure for the EU-15. Overall, the upswing was balanced across the region, driven by strong export demand and robust increases in investment and consumption. However, as inflationary pressure rose again and budget consolidation measures have so far been only moderately successful, the third quarter started to see a tightening of monetary policies. Thus interest rates are rising again in CEE, too. The structural catching-up process in the banking sector continued in the form of a strong expansion of loans and deposits, based on accelerated real and nominal growth. Most CEE currencies offset the temporary weakness seen in May/June. On a nine-month average, which is used for translating the income statement figures of our CEE subsidiaries, the Czech crown (+ 5.4 %) and the Polish zloty (+ 3.8 %) appreciated the strongest, followed by the Slovak crown. Only the Hungarian forint depreciated from the previous year's level (– 7.1 %).

▷ Upward trend in operating performance continues in Q3 2006. Nevertheless, on account of special effects (mainly in connection with the sale of HVB Splitska banka), net income before taxes of € 305 m falls short of the excellent results for the first two quarters. Operating revenues slightly below the figure for the second quarter because of lower net fee and commission income and weaker net trading result. Further one-off adjustment of € 79 m in provisioning charge for loans to private customers.

▷ Record performance in the first nine months: consolidated net income up by 86 % to € 1,533 m. Even adjusted for one-off effects, strong profit growth of 37 % to € 912 m, ROE after taxes 28.0 % (after 16.4 %); on an adjusted basis, 17.5 % after 13.2 %. Earnings per share € 13.9 (adjusted figure: € 8.27).

▷ Revenue growth of 15 %: net interest income up by 7 %, mainly due to expansion in CEE, otherwise holding up well despite interest rate cycle. Net fee and commission income (up by 23 %) rose strongly across all regions and segments; net trading result for the first nine months of 2006 (€ 282 m) significantly higher than for 2005 as a whole.

▷ Costs remain under control despite business expansion. Slight decline in Austrian customer business, increase in CEE lower than revenue growth. Cost/income ratio reduced to 57.5 %, down by 3.6 percentage points from a year earlier.

▷ Increase in net charge for losses on loans and advances due to one-off adjustment in Austrian customer business (€ 79 m), stable provisioning charge in CEE. Risk/earnings ratio up from 16.4 % to 19.1 % (with one-off effect accounting for 3.8 percentage points).

▷ Integration in UniCredit Group fully under way:
Business segments redefined to reflect divisional structure of UniCredit Group. Previous SMEs Austria business segment divided up between the newly defined Retail Division and Corporate Division, leading to a loss before tax in the new Retail Division. First steps towards assuming the holding company function for CEE (except Poland and Ukraine) successfully completed.

Bank Austria Creditanstalt in the Third Quarter of 2006

Third quarter results achieved by Bank Austria Creditanstalt met the bank's performance expectations although the figures were lower than the exceptionally good results for the first and second quarters, reflecting various special and one-off effects. Consolidated net income was € 217 m, after € 1,008 m in the second quarter, a figure that included the capital gain of € 684 m on the sale of HVB Splitska banka d.d., Split. Operating profit, which does not include this one-off effect, reached € 293 m in the third quarter, after € 449 m in Q2. As general administrative expenses remained stable, the decline in operating profit was due to lower revenues and, above all, to an increase in the net charge for losses on loans and advances in the Retail Division.

Operating revenues (including the balance of other operating income and expenses) totalled € 1,183 m, down by € 49 m or 4 % on the preceding quarter. While net interest income continued to grow (+ 4 %), net fee and commission income fell short of the figure for the second quarter (– 9 %), which represented a record performance based on successful placement activities in mutual fund business and on commission income from large-volume M&A transactions. At € 43 m, the net trading result was lower than the exceptionally high figure for the first quarter (€ 152 m) and the above-average performance of the second quarter (€ 87 m). The income statement for the third quarter no longer included the results of the highly profitable Splitska banka. On the basis of results for the first six months, this reduced revenues by over € 30 m and profits by between € 15 m and € 20 m.

The **net charge for losses on loans and advances** was € 198 m, an increase of € 113 m over the second quarter; of the total figure, € 79 m did not represent a current provisioning charge but a one-off allocation to loan loss provisions – a one-off effect which will relieve the future burden of current provisioning. In the same way as the first such adjustment in the 2005 financial statements, this measure reflects a basic change in the practice of retail lending business. With the introduction of quantitative methods ahead of Basel II, which

Net income before taxes by quarter



1,128
€ m
600
550
500
450
400
350
300
250
200
150
100
50
0
500
305
190
204
223
227
204
280
331
306
332
421
444
384
adjusted1)
adjusted2)
adjusted3)
adjusted4)
Q1 Q2 Q3 Q4
2004
Q1 Q2 Q3 Q4
2005
Q1 Q2 Q3
2006

1) One-off effects in Q3 2005: Investkredit: € 130 m, Banca Tiriac: € 123 m, provisions for restructuring costs: – € 60 m
2) One-off effects in Q4 2005: provisioning charge: – € 70 m, general administrative expenses/ UniCredit: – € 25 m, provisions for restructuring costs: – € 48 m
3) One-off effects in Q2 2006: capital gain of € 684 m on sale of HVB Splitska banka after deconsolidation effects
4) One-off effects in Q3 2006: provisioning charge: – € 79 m

has already reached an advanced stage in the Corporate Division, the bank can calculate expected risk in retail customer business with increasing accuracy. More refined retail scoring helps the bank to identify problem loans at an earlier stage. In addition, default criteria and the transfer to the special accounts management unit are defined in stricter terms. Of the total amount of € 79 m, € 43 m related to the increase in flat-rate provisions made for loan restructuring and write-offs of low-volume loans to retail customers, and € 19 m was accounted for by higher provisioning rates for doubtful loans exceeding € 50,000 against which specific provisions have been made. Most of the remaining amount related to losses caused by fraud in transactions for which sales partners acted as intermediaries. In the third quarter, the risk/earnings ratio rose to 27.5 %; without the one-off increase in the provisioning charge, the risk/earnings ratio would have been 16.5 % (see table).

Without the one-off effect in the second quarter (Splitska banka) and the above-mentioned increase in the provisioning charge in the third quarter, **consolidated net income** declined by 11 % to € 281 m from Q2 to Q3. Annualised earnings per share in the third quarter were € 5.92, or € 7.62 when adjusted for the one-off effect. The ROE after taxes for the third quarter was 11.2 %, the adjusted ROE figure was 15.9 % – thus the return on equity in the weaker third quarter was still significantly higher than for 2005 as a whole (14.3 %).

Key data

	Q1 05 actual	Q2 05 actual	Q3 05 adj.*)	Q4 05 adj.*)	Q1 06 actual	Q2 06 adj.*)	Q3 06 adj.*)
Earnings per share (annualised, in €)	5.63	6.71	5.77	6.76	8.37	8.81	7.62
ROE before taxes (in %)	16.1	18.5	16.4	17.6	22.3	22.3	19.9
ROE after taxes (in %)	12.7	14.8	12.3	14.3	17.9	18.6	15.9
Cost/income ratio (in %)	64.1	59.9	59.5	60.8	57.3	56.7	58.5
Risk/earnings ratio (in %)	18.5	14.3	16.7	15.8	17.1	12.2	16.5

Development of Bank Austria Creditanstalt in the First Nine Months of 2006

Bank Austria Creditanstalt's results for the third quarter of 2006 met average expectations, thus strongly supporting the excellent trend experienced in the first half of the year. This means that BA-CA is on track to achieve exceptional full-year results. **Consolidated net income** (excluding minority interests) for the first nine months of 2006 was € 1,533 m, an increase of 86 % over the same period of the previous year and about 60 % more than in 2005 as a whole. This figure includes the capital gain on the sale of HVB Splitska banka, which was effected to comply with merger control requirements; on the other hand, the income statement no longer includes HVB Splitska banka's results from the third quarter onwards. Moreover, the above-mentioned one-off effect (increase in the net charge for losses on loans and advances) has an impact on results. Without the one-off effects in 2006 and 2005*), consolidated net income rose by 37 % to € 912 m. Profit from ordinary activities before taxes was € 1,854 m, up by 67 % on the previous year; the adjusted figure was € 1,249 m, an increase of 36 % over the previous year.

Both core markets, Austria and CEE, contributed to the improvement in results. As various one-off effects distort the overall picture, the improvement can only be seen from an analysis of adjusted figures: CEE accounted for 47 % of the adjusted net income before taxes, the three Austrian customer business segments contributed 37 %, and the contribution from Markets & Investment Banking (MIB; previously referred to as International Markets or INM) was just under 20 %. Of the increase over the previous year, 44 % came from CEE, 30 % from Austrian customer business, 8 % from MIB, and the remainder from the Corporate Center. Overall, the bank shows a balanced development, despite all the differences between mature and high-growth markets.

Operating profit (€ 1,147 m) increased by € 242 m or 27 % (without the 35 % adjustment in the net charge for losses on loans and advances). This improvement in operating performance resulted from good revenue growth, while the increase in costs was moderate. **Operating revenues** (including other operating income) rose by € 485 m or 15 %; within the total figure, **net interest income** grew by 7 %, contributing € 127 m to the overall increase in absolute terms. Almost all of the

*) One-off effects 2005/2006:
One-off effects Q3/05: Investkredit: € 130 m, Banca Tiriac: € 123 m, provisions for restructuring costs – € 60 m;
One-off effects Q4/05: provisioning charge: – € 70 m, general administrative expenses/UniCredit: – € 25 m, provisions for restructuring costs: – € 48 m
One-off effects Q2/06: capital gain of € 684 m on sale of Splitska banka after deconsolidation effects
One-off effects Q3/06: provisioning charge – € 79 m

growth in net interest income resulted from expansion in CEE, while net interest income in the other business segments stagnated at the previous year's level. In Austria, the deterioration in funding terms, i.e. narrower margins on lending business, was offset by a more favourable development on the deposits side. **Net fee and commission income** accounted for the largest portion of revenue growth, rising by 23 % or € 236 m; this increase was supported by all business segments, with CEE contributing more than the three Austrian customer business segments, and MIB's customer business also making a contribution. The strongest factor was the 40 % increase in commission income from securities and custodian business; commission income from commercial business (payment transactions and lending business) as well as other fee-based business and advisory services (including, as in previous years, derivative products for customers) also continued to make good progress. The **net trading result** exceeded the very strong performance of the previous year by more than one half (up by € 96 m), rising to € 282 m (2005 as a whole: € 237 m). In each of the past five years, the net trading result exceeded € 220 m, thus proving to be a stable source of revenue.

Costs remained under control. In the three Austrian customer business segments, BA-CA reduced general administrative expenses also in absolute terms. This development reflects the restructuring programme in the partial segment comprising small and medium-sized businesses, where the cost/income ratio is declining (64.8 % after 68.6 %). In the CEE growth market, costs rose by 22 % (with a slightly lower increase recorded at the level of subsidiaries); risk-weighted assets in CEE increased by an average of 26 % and revenues grew by 25 %. The cost/income ratio in the CEE business segment declined (51.6 % after 52.7 %) and was still significantly lower than the average for the bank as a whole (57.5 % after 61.1 %).

The **net charge for losses on loans and advances** (direct write-offs and net allocations to provisions) rose by € 77 m or 24 % to € 392 m; all of this increase was due to the above-mentioned one-off increase of € 79 m in the provisioning charge for Austrian retail customer business. In the CEE business segment, the net charge for losses on loans and advances was more or less unchanged. As a proportion of the rising net interest income (risk/earnings ratio) it declined from 14.8 % to 12.0 %. In the three Austrian customer business segments, the risk/earnings ratio was 27.9 % (including the one-off effect) or 20.4 % (excluding the one-off effect); this compares with 24.5 % in the previous year. These figures reflect divergent trends: in business with large corporates, which benefited from favourable economic developments, we reduced the provisioning charge to acceptable levels through our risk-adjusted lending policy and active credit portfolio management; in business with retail customers (small businesses and private customers) we are making adjustments with a view to reducing the current cost of risk in the future, working out and restructuring existing loans in line with the new methodologies required by Basel II. The risk/earnings ratio for the entire bank thus rose from 16.4 % to 19.1 %, with the one-off effect accounting for 3.8 percentage points.

The **income statement** for January to September 2006 shows operating profit at € 1,147 m (up by 27 % on the previous year) and net income from investments amounting to € 719 m, a figure which includes the capital gain of € 684 m on the sale of HVB Splitska banka. The comparative figure for the previous year (€ 269 m) also included one-off income (gains on the exchange of shares in connection with Banca Tiriac and capital gains on the sale of Investkredit shares). After deduction of taxes and minority interests (primarily in the profits of the Polish subsidiary Bank BPH), consolidated net income was € 1,533 m.

Earnings per share annualised on the basis of the first nine months are € 13.90, after € 7.48 in the previous year. Adjusted for the above-mentioned one-off effects, earnings per share would be € 8.27 after € 6.03. The **return on equity** (ROE after taxes) in the first nine months of 2006 was 28.0 %, well above the previous year's level (16.4 %); the adjusted figure shows an improvement in the ROE after taxes to 17.5 % (up from 13.2 %).

As income statement figures in foreign currencies are translated at average exchange rates for the period, exchange rate effects are not significant in assessing the overall performance. At the level of net income before taxes for the first nine months of 2006, exchange rate effects – including hedging transactions – amounted to € 15 m compared with the previous year; this represented 0.8 % of net income before taxes and 2.0 % of the change in net income before taxes.

The above-mentioned one-off effects make it more difficult to interpret BA-CA's results; this difficulty will become even more pronounced in the coming quarters in view of the forthcoming large transfers of shareholdings. Apart from the effects of large-volume capital transactions (and of risk management), changes in the group of consolidated companies also had an impact on the income statement, with additions and disposals at different dates partly offsetting each other. In addition to the overall figures, the analysis of performance trends over time should therefore start at lower levels of aggregation.

Integration in the Divisional Structure of UniCredit Group

Managing a large and complex group of companies like UniCredit requires clear governance principles and a uniform divisional business model. This is necessary to meet the ambitious financial targets while enhancing customer benefits, ahead of the emergence of a European financial market without borders. The business model is based on specific customer needs, which are the activity-related criterion of segmentation. The objective is to avoid blurred lines of responsibility and matrix problems by ensuring transparency and accountability. Above all, earnings and cost synergies are to be unlocked by using best practice across the Group, optimising production capacity and enhancing efficiency by eliminating overlap. The structure also takes account of diverse cultural identities and legal requirements.

because a number of SME customers, more specifically small business customers, can best be served through an "industrial" approach which takes account of the large number of low-volume transactions and standard requirements in day-to-day business. On the other hand, a growing number of medium-sized companies now uses products and services which were previously developed and reserved for large corporates. The criteria for serving customers in the Corporate Division are an annual turnover of at least € 3 m or international business of a significant size – i.e. Cross-border Client Group (CBCG) customers – or the use of trade finance or corporate finance products or financial derivatives.

According to these criteria, some 17,000 customers with a total financing volume of € 18 bn and investments (including securities) totalling € 27 bn which were previously included in the SMEs Austria segment – and accounted for over two-thirds of that segment's operating revenues – have been allo-


Previous business segments
Private Customers Austria
SMEs Austria
Large Corp. & Real Estate
International Markets
CEE
UniCredit HVB
New structure of segments
Retail
PB&AM
Corporate
MIB
CEE

BA-CA has so far taken a similar approach to the segmentation of its business – not only at the level of business segments defined for segment reporting, but also at lower levels, with defined customer segments and needs-oriented segments forming the basis of service models applied in sales and product development. The main changes relate to the definition and combination of these segments to form divisions corresponding to those of UniCredit Group, and close cooperation of local units within the divisions.

The **reallocation of customer segments** and product competencies proceeds along four lines (see the figures in the chart):

❶ At the beginning of 2005 we set up the SMEs Austria business segment to enhance profitability in the problem area comprising small and medium-sized businesses. The related "SME plus" programme is making good progress and will be completed (see the Retail Division section on page 10 of this interim report). The SMEs Austria segment is now divided up between the Retail Division and the Corporate Division. This is done to establish a uniform structure within UniCredit Group and also

cated to the Corporate Division. The remaining 70,000 customers with a total business volume of over € 4 bn on the assets side and almost € 4.5 bn on the liabilities side, but accounting for only one-third of operating revenues, have been transferred to the Retail Division.

❷ In line with the definition of UniCredit's Private Banking & Asset Management (PB&AM) Division, Capital Invest – now Pioneer Investments Austria – and AMG as well as the profitable top customer segment (served by BANK*PRIVAT* and Schoellerbank) have been transferred from the Retail Division to PB&AM (for details see the following section of this interim report). PB&AM covers both asset gathering (with a focus on customer service) and asset management (with a focus on production) activities.

→ There is only little change in the total volume of Austrian customer business (the three old segments as compared with the three new segments). The new segmentation leads to a loss recorded in the Retail Division; this means that there is a need for more intensive restructuring efforts.

❸ The line between the Corporate Division and the Markets & Investment Banking Division (MIB), in which financial market activities are combined, will be more clearly drawn: with effect from the beginning of next year, responsibility for CA IB Corporate Finance and specific investment banking products will be transferred from the Corporate Division to MIB. At the same time the methods and parameters used for revenue sharing will be newly defined.

❹ The strongest impact on the income statement, and on BA-CA's role within UniCredit Group, will result from Group-internal transfers as BA-CA assumes the holding company function for CEE (including Turkey and Russia, but without Poland and Ukraine), which were explained in the Interim Report at 30 June 2006.

Development of Business Segments in the First Nine Months of 2006

Retail Division

€ m	1–9 2006	1–9 2005	Change	
Net interest income	584	586	−2	0 %
Net non-interest income	373	360	13	4 %
Total revenues [1]	957	946	10	1 %
Operating expenses	−806	−838	32	−4 %
Net writedowns of loans	−245	−161	−84	52 %
Loss before tax [2]	**−95**	**−101**	**6**	**−6 %**
... share of BA-CA total	*−5 %*	*−9 %*		
Equity – share of BA-CA total	*15 %*	*16 %*		
ROE before tax	−10.7 %	−11.7 %		
Cost/income ratio	84.2 %	88.5 %		
Risk/earnings ratio	42.0 %	27.5 %		

1) Net interest income, net commission income, net trading, hedging and fair value income, net other income/expenses
2) Profit/loss from ordinary activities before tax

The footnotes apply to all tables in this section of the interim report.

In line with UniCredit Group's divisional structure, the new segmentation of Austrian customer business no longer reflects the traditional approach of distinguishing between private customers and small businesses. Instead, it focuses on customers' needs. According to this "industrial" logic, private customers and small businesses are grouped into a single segment.

The new Retail Division business segment is no longer comparable with the previous Private Customers Austria segment, even though full continuity in sales activities is ensured: from now on, top customers will be served by the Private Banking and Asset Management (PB & AM) Division. Asset management as a production function is also transferred to PB & AM. Business with private customers and relationships with small businesses, a group of customers previously included in the SMEs Austria segment and characterised by below-average profitability for the bank, are now combined. The SMEs Austria segment had been set up with the specific objective of enhancing profitability in business with small and medium-sized companies. Moreover, the new Retail Division bears almost all of the cost burden resulting from sales activities at branches. This effect is further amplified by the new cost allocation method, under which so-called "residual costs" are no longer apportioned on the basis of the segment result before residual costs, but in proportion to direct and indirect costs. Finally, as small businesses are still characterised by a high proportion of lending business, their inclusion in the Retail Division now leads to a high risk/earnings ratio. Equity allocated to the Retail Division was 15 % of the total for the bank, and risk-weighted assets were 20 % of the figure for the bank as a whole. On this basis the Retail Division generated about 26 % of the bank's total revenues, while accounting for 38 % of general administrative expenses and (adjusted for one-off effects) 53 % of the provisioning charge. This led to a loss before tax.

It is clear where steps need to be taken to enhance profitability in the newly defined business segment – and thus in Austrian customer business as a whole. The customer segments combined within the Retail Division show similar characteristics: a low volume of business with each individual customer adds up to a significant overall volume, and these customer segments are also very similar to each other in terms of service intensity and product policy. Here we see considerable potential for this business area in the future, even in the overbanked Austrian market. Creating transparency was required as a first step to use the potential immediately. Restructuring programmes launched in the past – including the "SME plus" programme, which we initiated at the beginning of 2006 – are important steps to achieve the ultimate objective.

The **income statement** of the new business segment for the first nine months shows that these measures are already beginning to have a positive impact. Despite strong competition, revenues rose slightly, by 1 % to € 957 m.

Net interest income almost matched the previous year's level. However, this reflects significant changes which partly offset each other: supported by successful campaigns, lending volume continued to increase, by 9 % in the partial segment comprising private customers and by 1 % in the small business sector. Risk-weighted assets rose by 3 %. However, as market interest rates, and thus funding costs, were significantly higher, the pressure on margins increased again in the course of the first nine months. Most recently, margins on lending business fell to a multi-year low. This development was offset by business on the deposits side, an effect that is typical of this phase of the interest rate cycle. Savings and time deposits rose strongly across all customer segments, and margins on liabilities-side business developed favourably despite rising customer deposit rates. **Net**

commission income made a substantial contribution to results, rising by € 32 m or 9 % to € 389 m, mainly supported by securities business. This development primarily reflects successful placement of our structured investment products, which are tailored to meet customers' needs, and cross-selling efforts targeted at small businesses. Among fee-based services, income from account maintenance for private customers improved slightly. The focus on electronic banking services and derivatives for small businesses shows satisfactory results.

Operating expenses in the Retail Division (€ 806 m) were reduced by € 32 m or 4 % compared with the previous year. A contribution to this improvement came from the "SME plus" programme (see below); in connection with its implementation, a part of the provision for restructuring costs made in the previous year was released. While the cost/income ratio is still unacceptably high, at 84.2 % after 88.5 % in the previous year, the trend points in the right direction.

The improvement over the previous year was affected by the one-off increase of € 79 m in the **provisioning charge** (explained in the section "Bank Austria Creditanstalt in the Third Quarter of 2006") as a result of improved methods of credit risk management for low-volume loans (increase of flat-rate provisions and of provisioning rates for doubtful loans against which specific provisions have been made, and loan restructuring and write-offs). Thus net writedowns of loans rose by more than one half (+ 52 %) to € 245 m. Without this effect, the provisioning charge would have increased by a modest 3 % to € 166 m, and the risk/earnings ratio would have risen by 1 percentage point to 28.5 %. This is to be seen against the background of a continued increase in insolvencies of private individuals (up by 15 % on the previous year). Due to a more favourable economic trend, the increase in private insolvencies has recently slowed somewhat.

For the first nine months of 2006 the Retail Division recorded a **loss before tax** of € 95 m, after a loss before tax of € 101 m in the previous year. Adjusted for one-off effects (– € 79 m for writedowns of loans in the third quarter of 2006 and a provision of € 60 m in the third quarter of 2005), the loss was € 16 m, down from a loss of € 41 m for the first nine months of 2005.

Implementation of the "SME plus" project started at the beginning of the year with a view to **restoring profitability** in the previous SMEs Austria segment, which comprised many of the business customers now included in the Retail Division. The project has made very good progress and will be completed as planned. It focuses on three areas: first, with the "immediate action programme" started at the beginning of 2006, and using a case-by-case approach, we have already put a large number of customer relationships on a sustainable basis. Jointly with the individual customers, we analyse the business volume and potential of the entire customer relationship, using our FinanzCheck product; as a next step we jointly define the optimal service intensity via the sales channels preferred by customers. For example, in current business, a better use of credit facilities, the use of leasing and alternative financing methods, liquidity management and the use of deferred payment terms, discounts, etc. are in the mutual interest of the bank and its customer. Cross-selling activities aim at meeting business customers' personal banking needs, especially via retirement planning products. Second, in connection with the above efforts, we are gradually replacing manual work involved in day-to-day business with electronic settlement (also via our BusinessNet services). Third, we are carrying out an end-to-end review of our internal processes, from payment transactions to the entire credit process chain. This work is mainly performed by Organisation/IT, BA-CA Administration Services – our subsidiary specialising in settlement and back-office activities – and credit risk management specialists; one of the focal areas is the introduction of automated monitoring systems. Following the successful launch of "ErfolgsKredit", the first standardised and automated "instant loan" product for private customers, a similar product for companies will be introduced soon.

Private Banking and Asset Management (PB & AM)

€ m	1–9 2006	1–9 2005	Change	
Net interest income	10	10	0	4 %
Net non-interest income	116	86	30	35 %
Total revenues	126	96	30	31 %
Operating expenses	–73	–61	–12	20 %
Net writedowns of loans	0	1	0	–31 %
Profit before tax	**52**	**49**	**3**	**6 %**
... share of BA-CA total	*3 %*	*4 %*		
Equity – share of BA-CA total	*2 %*	*2 %*		
ROE before tax	42.9 %	43.7 %		
Cost/income ratio	58.1 %	63.5 %		
Risk/earnings ratio	n. m.*)	n. m.*)		

*) not meaningful

The Private Banking and Asset Management (PB & AM) Division has been set up by combining the relevant operations previously included in Private Customers Austria into a separate business segment. Like the other divisions, PB & AM is part of the cross-regional network of the respective UniCredit Division organised along the same lines. In this sector of banking operations, the network advantages of a wide perimeter, specialisation effects and economies of scale in production are obvious. Private banking and asset management activities will be closely linked, both locally and internationally, through a common investment process, coordinated product design, shared advisory platforms and uniform risk management. The newly

created business segment enables us to operate with the standing of a global provider and a dynamic and innovative approach, and to gain market share.

The Private Banking and Asset Management Division consists primarily of separate units. **Schoellerbank**, as an independent sales channel with its own brand name, specialises in serving up-market private customers. With assets under management of well over € 5 bn, 370 employees and 13 branch offices throughout Austria, Schoellerbank offers the complete range of private banking products and services in Austria, with a focus on high net worth individuals, corporate and institutional customers. **BANK*PRIVAT***, one of the leading private banking institutions in the top segment of the market in Austria, will continue to operate under its independent brand name. BANK*PRIVAT* is a strong sales channel, with assets under management of € 4.6 bn, 85 employees and 16 relationship managers in Regional Offices. The complete transfer of the related customer group of BA-CA – high net worth individuals with investments exceeding € 1 m and private foundations – is currently taking place as part of the "Fit for TopClients" project. Supported by a contest in the BA-CA branch network, the purpose of the project is to make the target group aware of the added value resulting from personalised relationship management.

On 8 November 2006, Capital Invest was renamed **Pioneer Investments Austria**. The company remains an independent mutual fund company under Austrian law and will use its unchanged core competencies to serve local needs. Within the Pioneer Group, global investment centres in Boston, Dublin and Singapore, and local investment centres in Milan, Hamburg, Munich, Prague, Warsaw and Vienna, will be responsible for fund products in their respective areas. Pioneer Investments Austria as a provider of mutual funds will contribute those product groups in which it has gained special expertise (e.g. equity and bond funds focusing on Austria and CEE; guarantee funds) and it can now use its expertise on a larger scale. Funds for major investors will continue to be managed out of Vienna. **Asset Management GmbH (AMG)** will continue to act as a specialist provider of asset management services, brokerage and structured products, serving as an important producer and service provider for the other divisions (sales support and information, product management including tax aspects and launch of specialised products).

The **income statement** of the subsidiaries previously included in the Private Customers Austria segment and now combined within the new PB&AM business segment shows a favourable trend: total revenues for the first nine months of 2006 rose by 31 % to € 126 m, with all business areas contributing to this increase. Particularly strong contributions to revenue growth came from sales of structured products, especially in the first quarter but also in the more difficult second quarter of 2006, while sales in the third quarter were marked by a stronger preference for traditional interest-bearing types of investment, reflecting seasonal and cyclical influences. Operating expenses (€ 73 m) increased by 20 %, a significantly lower rate than that of revenue growth. Thus the cost/income ratio was reduced by 5.4 percentage points, to 58.1 %, compared with the previous year. Operating profit for the first nine months exceeded the comparative figure for the previous year by more than one half. In interpreting the income statement, it should be noted that BANK*PRIVAT* was for the most part not yet included in the figures for the first nine months of the previous year. Without BANK*PRIVAT*, revenues would have increased by 13 %, costs by 4 % and operating profit by 32 %. Net income from investments declined by € 14 m, a decrease mainly reflecting the capital gain on the sale of Schoellerbank's Investkredit shares. Nevertheless, profit before tax was € 52 m, 6 % higher than in the previous year. The ROE before tax in the PB&AM segment reached 42.9 %.

Corporate Division

€ m	1–9 2006	1–9 2005	Change	
Net interest income	467	473	–6	–1 %
Net non-interest income	304	255	49	19 %
Total revenues	771	728	43	6 %
Operating expenses	–323	–315	–9	3 %
Net writedowns of loans	–51	–101	50	–50 %
Profit before tax	**406**	**456**	**–50**	**–11 %**
... share of BA-CA total	*22 %*	*41 %*		
Equity – share of BA-CA total	*31 %*	*32 %*		
ROE before tax	22.0 %	26.4 %		
Cost/income ratio	41.9 %	43.2 %		
Risk/earnings ratio	10.9 %	21.4 %		

The Corporate Division business segment comprises the previous Large Corporates and Real Estate segment and medium-sized companies from the previous SMEs Austria segment which generate annual turnover of more than € 3 m, meet specific criteria of international activities or use modern corporate finance and risk management products. This means that the business segment is geared to meeting the needs of companies operating internationally; differentiated service approaches are used for companies of different sizes.

The newly defined business segment has been set up as a basis for close international cooperation within the UniCredit Corporate Division. It is in corporate banking business that the advantages of a cross-regional network of regional divisions organised along the same lines are easy to see – a bank must be at least as international as its corporate customers are. The new structure benefits from network advantages, resulting especially from the successful Cross-border Client Group (CBCG) approach, and uses economies of scale arising from shared expertise. This covers a wide range of services from trade finance and cash management, leasing and commercial

real estate financing, to corporate finance and M&A. Given the bank's high market share, BA-CA's Corporate Division pursues a revenue-focused growth strategy. With risk-adjusted pricing in lending business ahead of Basel II, and by offering advisory services and products to strengthen companies' capital resources, we have already improved our business structure – and that of our customers – in a sustainable manner.

A close look at the **income statement** of the newly defined Corporate Division reveals an upward trend that is steady compared with the previous year. **Total revenues** rose by 6 % to € 771 m. All areas and subsidiaries in the Corporate Division contributed to this increase, current business with corporates in the same way as leasing operations and real estate financing as well as advisory services and M&A business. The decline in **net interest income** was exclusively due to lower dividend income, reflecting the disposal of equity interests, especially the sale of Investkredit shares. The fact that **net interest** proper rose slightly is to be seen as a success when viewed against the background of the interest rate cycle, companies' strong liquidity position and the competitive environment in the Austrian market. Lending business showed varying trends depending on the purpose for which loans were extended. As the business sector enjoyed ample liquidity, and due to Group-internal pooling of our customers, demand for working capital facilities did not rise as strongly as was expected given economic developments; instead, loans to finance strategic investment were the main component. However, margins on loans with longer maturities fell to new lows as the yield curve flattened markedly, especially in the third quarter of 2006, and as a result of the large volume of loans to the public sector. This effect was offset on the deposits side, where we recorded higher new volume at improved margins. In the first nine months, revenue growth was mainly supported by **net commission income**, which grew by 22 % to € 272 m. This is not a cyclical phenomenon but reflects the long-term trend away from the loan market towards the capital market. An important contribution came from commission income generated by CA IB Corporate Finance, a company consolidated for the first time, which reached a particularly high level because of a number of large deals concluded in the first nine months. Commission income also rose significantly in the other business areas, including trade finance services, leasing business and derivatives used by companies for interest rate/currency/liquidity risk management, an area in which the bank is the undisputed market leader.

Costs in the Corporate Division remain under control. Operating expenses were 3 % higher than in the previous year, but all of this increase resulted from consolidation of CA IB Corporate Finance. Nevertheless, the cost/income ratio declined from 43.2 % in the previous year to 41.9 % (without CA IB Corporate Finance: 40.8 %).

The quality of results improved significantly as the **provisioning charge** was reduced by half compared with the previous year (from € 101 m to € 51 m). There were two reasons for this: first, companies have steadily improved their balance sheet structure over the past few years, enabling us to release significant amounts of provisions; and second, our successful efforts to reduce our exposure in the large-volume sector through active credit portfolio management via the secondary market and through transactions in the market for credit risk, without an impact on customer relationships. The risk/earnings ratio for the first nine months of 2006 was as low as 10.9 % (previous year: 21.4 %); in business with large corporates, the figure is far lower.

The **income statement** for the first nine months of 2006 includes a one-off effect distorting the comparison with the previous year: in 2005, capital gains on the sale of Investkredit shares (€ 120.9 m) were recorded in this segment. For this reason, net income from investments declined by € 118 m, and therefore profit before tax (€ 406 m) was 11 % lower than in the same period of the previous year, despite a higher operating profit. Without this one-off effect, profit before tax increased by 21 %. Adjusted for all one-off effects in 2006 and 2005 (see footnote on page 6), BA-CA's Corporate Division contributed one-third (32 %) to the bank's overall profits for the first nine months of 2006. The ROE before tax reached 22.0 %, the ROE after tax was 17.1 % (adjusted figures for the previous year: 19.4 % and 12.3 %, respectively).

Central Eastern Europe (CEE)

€ m	1–9 2006	1–9 2005	Change	
Net interest income	810	676	133	20 %
Net non-interest income	591	446	145	33 %
Total revenues	1,401	1,122	279	25 %
Operating expenses	–722	–592	–131	22 %
Net writedowns of loans	–97	–100	3	–3 %
Profit before tax	**1,255**	**559**	**697**	**125 %**
... share of BA-CA total	*68 %*	*50 %*		
Equity – share of BA-CA total	*46 %*	*45 %*		
ROE before tax	45.4 %	22.8 %		
Cost/income ratio	51.6 %	52.7 %		
Risk/earnings ratio	12.0 %	14.8 %		

Our CEE banking subsidiaries continued their upward trend based on expansion and revenue growth while costs and risks remained stable; this trend was seen in all countries without exception. At the same time, the first transfers of operations are beginning to be reflected in the income statement of the CEE business segment. The transfers will be implemented step by step as BA-CA assumes the holding company function for all CEE subsidiaries of UniCredit Group (except Poland and Ukraine). The sale of HVB Splitska banka, which – as reported

on various previous occasions – was effected to comply with merger control requirements and completed on 30 June 2006, led to a capital gain of € 677 m, which is reflected in the segment's net income from investments in the second quarter; the income statement for the third quarter no longer includes a contribution from the highly profitable HVB Splitska banka. For this reason, operating profit (which does not reflect capital gains) declined from Q2 to Q3: in the third quarter of 2006, it was € 220 m, down by 7 % from the preceding quarter, yet 15 % higher than for the third quarter of 2005.

The income statement for the first nine months shows that the strong growth momentum seen in the CEE business segment in previous years continued in 2006. Volume expansion largely reflects organic **growth**, the acquired banks also achieved strong growth already during the integration process. In the first nine months of 2006, average risk-weighted assets (RWA) in the CEE business segment increased by 26 % compared with the previous year, mainly in more advanced countries, where the process of financial intermediation has been under way for a long time. An analysis by region shows that the strongest contribution came from Poland with Bank BPH and RWA growth of 31 % (about three-quarters of the overall increase), followed by the other EU member states (+ 13 %) and South-East Europe (SEE) with 15 %.

In the first nine months of 2006, **revenues** also increased by one quarter over the previous year. The CEE business segment generated revenues of € 1,401 m, accounting for 38 % of BA-CA's total revenues and contributing 54 % or € 279 m to the bank's overall revenue growth. The income statement reflects a balanced pattern of growth, achieved in traditional lending and deposits business, and with a strong expansion recorded in alternative financing instruments, commercial services and increasingly also securities business. Net interest income (up by 20 % on the previous year) and net commission income (up by 34 %) rose in equal measure (by € 133 m and € 127 m, respectively); net trading, hedging and fair value income (+ 24 %) contributed € 21 m to the overall increase. The profile is similar for all country groups.

Operating expenses (general administrative expenses) rose by 22 % to € 722 m. As revenues grew more strongly, the cost/income ratio was 51.6 %, lower than in the previous year (52.7 %) and also lower than for the bank as a whole (57.6 % based on the BOI format). The reasons for cost growth were business expansion, the integration of recently acquired banks, and special expenses in connection with the introduction of the euro in Slovenia. All regions recorded a favourable trend in **net writedowns of loans** in the year to date: the provisioning charge (€ 97 m) was 3 % lower than in the previous year; as a proportion of net interest income (risk/earnings ratio), it was as low as 12.0 % (1 – 9 2005: 14.8 %).

Profit before tax for the first nine months of 2006 was € 1,255 m (up by 125 %). Adjusted for one-off effects resulting from ownership transfers (2006: capital gain/HVB Splitska banka; 2005: gain on the exchange of shares/Banca Tiriac), profit before tax was € 579 m, an increase of 33 % over the previous year; the CEE business segment thus accounted for 46 % of the bank's adjusted overall profits.

Profit before tax of CEE banks (at the level of subsidiaries)

	1 – 9 2006		Change on previous year		
	€ m	Share in %	+/– € m	+/–%	exchange-rate adjusted
Poland (Bank BPH)	300	48	+ 78	+ 35	+ 67 %
New EU members*)	191	31	+ 42	+ 28	+ 28 %
SEE	134	21	+ 46	+ 52	+ 50 %
All subsidiaries	625	100	+ 166	+ 36	+ 33 %

*) New EU members without Poland

The combined profit before tax of the **subsidiaries**, whose separate financial statements do not reflect the impact of the one-off effects, was € 625 m, up by 36 %. Over one-fifth of the € 166 m increase compared with the previous year resulted from changes in the consolidation perimeter. Another € 12 m at the level of subsidiaries was accounted for by exchange rate effects from translating the local income statement figures (after deduction of results from rate hedging transactions, the amount remaining at business segment level was € 7.4 m). This had little impact on the favourable overall picture: at constant exchange rates, the combined profit before tax of the banking subsidiaries grew by 33 %, compared with 36 % at current rates.

Risk-weighted assets and operating profit of CEE subsidiaries



€ bn
24
22
20
18
16
14
12
10
8
€ m
600
400
200
0
209
281
321
493
650
459
625
1–9
1–9
2001
2002
2003
2004
2005
2006
Average risk-weighted assets (right scale)
Operating profit (after provisioning charge)

Markets & Investment Banking (MIB)

€ m	1–9 2006	1–9 2005	Change	
Net interest income	78	119	–41	–35 %
Net non-interest income	232	94	138	147 %
Total revenues	310	213	97	46 %
Operating expenses	–113	–62	–51	83 %
Net writedowns of loans	1	9	–9	–92 %
Profit before tax	**206**	**181**	**25**	**14 %**
... share of BA-CA total	*11 %*	*16 %*		
Equity – share of BA-CA total	*4 %*	*5 %*		
ROE before tax	88.9 %	67.2 %		
Cost/income ratio	36.4 %	28.9 %		
Risk/earnings ratio	n.m.	n.m.		

Markets & Investment Banking (MIB) is BA-CA's business segment within the Markets & Investment Banking Division of UniCredit Group, which combines trading and sales activities across all product classes in international financial markets as well as investment banking operations. Continuing the activities of the previous International Markets (INM) segment, MIB has been part of this network for quite some time. UniCredit's MIB Division operates on the basis of global product lines in several locations, focusing on the markets of Germany, Austria, Italy and CEE including the Polish market; Turkey and Russia are among the particularly promising markets of the future. With the new definition of BA-CA's business segments, the **product competencies** of MIB are rounded off: with effect from the beginning of next year, responsibility for CA IB Corporate Finance and specific investment banking products will be transferred from the Corporate Division to MIB. At the same time the methods and parameters used for revenue sharing will be newly defined.

With the strong performance in the year to date, MIB is on track to achieve excellent results for the year as a whole. Our trading teams generated a record operating profit of € 102 m in the first quarter of 2006; operating profit for the second quarter was a very strong € 46 m although especially the high-risk high-yield and EEMEA segments experienced a sharp, yet temporary, market correction. The third quarter saw a steady upward trend in stock markets, bond markets and the corporate and CDS segments. Money markets (euro area and CEE) adjusted to the trend of rising interest rates, and the major currencies did not experience any upheavals. In the third quarter, MIB again achieved a good operating profit of € 49 m, despite lower volatility.

Profit before tax for the first nine months rose by 14 % to € 206 m. MIB's income statement is characterised by an excellent underlying trend in operating performance – in both revenues and costs. In this context it should be noted that CA IB International Markets, Vienna and London, as well as CA IB Polska were added to the group of consolidated companies as from the beginning of 2006; they contributed 30 % to revenues (first nine months of 2006), 40 % to costs and 20 % to profit before tax (before consolidation adjustments). Finally, the new methods of cost allocation and capital allocation also have an impact on the income statement, which is reflected in absolute levels rather than changes in key data.

In the first nine months of 2006, **total revenues** (€ 310 m) increased by almost one half (46 %) over the previous year's figure. While the shifts among various revenue components (net interest income – 35 %, net trading, hedging and fair value income + 65 %) are due to technical factors, the strong increase of € 19 m in net commission income to € 53 m underlines the successful efforts to step up business with customers.

The second quarter of 2006 saw a large number of new issues in the equity and bond markets; the bank was involved in several capital increases, one major stock market listing each in Austria and in Turkey, as well as a number of corporate bond issues. The third quarter was quieter, also due to seasonal factors: in Vienna, a € 200 m corporate bond for CA Immo, a real estate developer, was successfully placed. On the Warsaw Stock Exchange, CA IB was involved in two IPOs, one for the electronics trading company AB and one for Assecco Slovakia, a software developer. The Austrian-Slovak low-cost airline SkyEurope raised € 56 m on the Vienna Stock Exchange and the Warsaw Stock Exchange through a capital increase arranged by CA IB.

The increase in **operating expenses** is mainly due to the larger group of consolidated companies. The new method used for allocating residual costs (no longer based on the segment result before residual costs, which had a disproportionately strong impact on MIB) relieves cost pressure on MIB, all the more so as cross-subsidising effects have been limited. Under this more accurate cost allocation method, MIB operates with a cost/income ratio of 36.4 % (previous year: 28.9 %; previous figure for INM: almost 50 %), a low level in an international comparison of investment banks.

A 14 % increase in profit before tax and a 14 % decline in equity allocated to the business segment resulted in an increase to 88.9 % in the **ROE before tax**, compared with 67.2 % in the previous year. The extensive trading activities were carried out on the basis of lower risk-weighted assets (banking book and market risk), which were down by 36 % on the previous year. Allocated equity did not move in line with this development as CA IB subsidiaries were included in consolidation, an effect amplified by the new method of capital allocation under which capital allocated to the subsidiaries is their current IAS-based equity capital, instead of a figure calculated in proportion to risk-weighted assets.

BA-CA's Balance Sheet at 30 September 2006

Bank Austria Creditanstalt's balance sheets at year-end 2005 and at 30 September 2006 were characterised by planned sales of subsidiaries: in accordance with IFRS 5, HVB Splitska banka was classified as "held for sale" in the balance sheet at 31 December 2005, and Bank BPH was classified as "held for sale" in the balance sheet at 30 September 2006. As a result, the relevant data for these banks were deducted from the respective balance sheet items and stated in the balance sheet items "Non-current assets classified as held for sale" and "Liabilities directly associated with non-current assets classified as held for sale". As the sale of HVB Splitska banka was completed on 30 June 2006, the relevant items were no longer included in the balance sheet at 30 September 2006. For this reason, **total assets** of Bank Austria Creditanstalt declined by € 2.3 bn or over 1 % to € 156.5 bn compared with year-end 2005. If the item "Non-current assets classified as held for sale" is deducted from the year-end 2005 balance sheet, the resulting increase in total assets as at 30 September 2006 is about 1 %.

Bank BPH was no longer included in the individual items of the balance sheet at 30 September 2006 but was stated in the items "Non-current assets classified as held for sale" and "Liabilities directly associated with non-current assets classified as held for sale". Therefore a comparison with year-end 2005 is not meaningful, especially because of the high volume involved (over € 13 bn on both sides of the balance sheet).

If – for analysis purposes – the relevant figures for Bank BPH are allocated to the individual items in the balance sheet at 30 September 2006, the result shows the following favourable development: on both sides of the balance sheet, the strongest growth was recorded in those items which are directly connected with customer business. At the end of September 2006, loans and advances to customers (€ 89.6 bn) were € 3.2 bn or 4 % higher than at the end of 2005. On the liabilities side, primary funds (i.e. resources entrusted to BA-CA by customers) increased by € 2.4 bn or 3 % compared with year-end 2005.

Pro-forma balance sheet of the Bank Austria Creditanstalt Group at 30 September 2006 including "non-current assets classified as held for sale" and "liabilities directly associated with non-current assets classified as held for sale" compared with the balance sheet at 31 December 2005

ASSETS	30 Sept. 2006 € m	Non-current assets classified as held for sale	30 Sept. 2006 € m Pro forma	31 Dec. 2005 € m	Change in € m	Change in %
Cash and balances with central banks	3,484	427	3,911	3,855	56	1.4
Trading assets	16,299	568	16,867	17,665	−798	−4.5
Loans and advances to, and placements with, banks	24,225	567	24,792	26,384	−1,592	−6.0
Loans and advances to customers	80,267	9,346	89,613	86,404	3,209	3.7
– Loan loss provisions	−2,741	−388	−3,130	−3,232	102	−3.2
Investments	16,370	2,571	18,941	18,172	769	4.2
Property and equipment	816	239	1,054	1,097	−42	−3.9
Intangible assets	1,034	328	1,362	1,358	5	0.3
Other assets	2,819	314	3,133	3,956	−823	−20.8
Non-current assets classified as held for sale	13,972	−13,972	0	3,221	−3,221	−100.0
TOTAL ASSETS	**156,544**	**0**	**156,544**	**158,879**	**−2,336**	**−1.5**

LIABILITIES AND SHAREHOLDERS' EQUITY	30 Sept. 2006 € m	Liabilities directly associated with non-current assets classified as held for sale	30 Sept. 2006 € m Pro forma	31 Dec. 2005 € m	Change in € m	Change in %
Amounts owed to banks	39,279	1,871	41,150	44,279	−3,129	−7.1
Amounts owed to customers	54,315	9,669	63,984	61,863	2,121	3.4
Liabilities evidenced by certificates	21,977	1,260	23,236	22,703	534	2.4
Trading liabilities	6,242	228	6,470	6,807	−337	−4.9
Provisions	4,729	146	4,875	4,753	122	2.6
Other liabilities	2,704	330	3,035	3,671	−636	−17.3
Subordinated capital	5,175	0	5,175	5,400	−224	−4.2
Liabilities directly associated with non-current assets classified as held for sale	13,504	−13,504	0	1,884	−1,884	−100.0
Shareholders' equity	8,619	0	8,619	7,521	1,098	14.6
of which: minority interests	684	0	684	650	34	5.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**156,544**	**0**	**156,544**	**158,879**	**−2,336**	**−1.5**

Interbank business declined: loans and advances to, and placements with, banks decreased by 6 % and amounts owed to banks were 7 % lower. Trading assets and trading liabilities were reduced by 5 %. Other assets and other liabilities, which include positive/negative fair values of hedging instruments, also declined significantly. Overall, customer business gained in importance – and measured by traditional criteria, the balance sheet structure thus improved.

Shareholders' equity (including minority interests) rose by € 1.1 bn or 15 % to € 8.6 bn, mainly as a result of the inclusion of net income (less the dividend paid).

Capital Resources as at 30 September 2006

The assessment basis pursuant to the Austrian Banking Act (banking book) rose by € 5.7 bn (+ 7.6 %) to € 81.0 bn compared with the year-end 2005 figure. The increase resulted mainly from business expansion in Austria. Volume growth at CEE subsidiaries was partly offset by overall negative exchange rate effects as against year-end 2005 and by the sale of HVB Splitska banka. The decrease in net capital resources from € 9.2 bn to € 8.8 bn (– 4.2 %) also resulted from the sale of HVB Splitska banka and from exchange rate effects as well as lower supplementary elements. This resulted in a Tier 1 capital ratio of 7.65 % as at 30 September 2006 (year-end 2005: 8.29 %) and a total capital ratio of 10.83 % (year-end 2005: 12.16 %).

Outlook

▶ The current macroeconomic conditions are conducive for the achievement of good results for the fourth quarter of 2006: after accelerating in the first half of the year, the economic upturn in Europe has become more broadly based and the anticipated increase in VAT in Germany will provide an additional impetus to growth at the beginning of 2007. For this reason we have revised upwards our forecasts for Austria and the CEE countries (see table). Developments on financial markets also suggest that the current trend will continue: investors will make every effort to ensure that the good performance of the stock market seen in the current year so far will also be reflected in final results for the whole of 2006. The ECB will again raise interest rates, a move which will have the usual asymmetric impact on lending and deposits business. Against this background, we expect BA-CA's **operating** performance to be similar to that achieved in the third quarter.

▶ The consolidated financial statements for 2006 will occur in the midst of the ongoing **reorganisation of CEE-related business** within UniCredit Group. According to the implementation plan, from BA-CA's perspective, sales of units will be effected first, followed by acquisitions, probably in the first half of 2007. The current income statement will show large capital gains on the one hand, and losses of income on the other, until the planned takeovers of the CEE subsidiaries of UniCredit and HVB have been completed, and possible acqui-

Changes in balance sheet data from a business perspective
To facilitate the comparison of data, "Non-current assets classified as held for sale" and "Liabilities directly associated with non-current assets classified as held for sale" (business in Poland) in the balance sheet at 30 September 2006 have been apportioned to the respective balance sheet items; in the year-end 2005 balance sheet, Splitska banka has been deducted as it has been sold in the meantime.



Changes on previous year in € bn and in %
Total assets
+1 %
Assets
Loans and advances to, and placements with, banks
–6 %
Loans and advances to customers
+4 %
Trading assets and other assets
–7 %
Liabilities and shareholders' equity
Amounts owed to banks
–7 %
Primary funds
+3 %
Trading liabilities and other liabilities
–9 %
Shareholders' equity
+15 %
–4,000
–3,000
–2,000
–1,000
0
1,000
2,000
3,000
4,000

GDP growth	2005 nominal € bn	2005 real, in % on previous year	2006
Austria	**245.1**	**2.0**	**3.1**
CEE countries:			
Czech Republic	100.0	6.1	6.0
Estonia	11.1	10.5	10.6
Hungary	87.9	4.1	4.0
Latvia	12.7	10.2	10.8
Lithuania	20.6	7.5	7.6
Poland	243.3	3.5	5.4
Slovakia	38.1	6.1	6.6
Slovenia	27.6	4.0	4.7
CEE-8	**541.4**	**4.7**	**5.7**
Bulgaria	21.4	5.5	5.7
Croatia	31.0	4.3	4.2
Romania	79.3	4.1	7.2
Bosnia and Herzegovina	8.0	5.5	5.7
Serbia	21.0	6.3	6.6
SEE	**160.7**	**4.7**	**6.3**
CEE-13	**702.0**	**4.7**	**5.8**
Russia	614.3	6.4	6.5
Ukraine	66.5	2.6	6.0
Turkey	290.6	7.4	5.2
CEE total	**1,673.4**	**7.7**	**8.4**

sitions of any additional companies have been made. Following the sale and deconsolidation of HVB Splitska banka, we completed the Group-internal sale of Bank BPH at the beginning of November. The purchase price for the transfer of BA-CA's equity interest in Bank BPH will from a current perspective be € 4.3 bn, payable in several instalments in the following years. The amount consists of a fixed component (fixed price instalment) and three variable annual instalments (variable price instalments); the latter are determined on the basis of the pro-rata share of results achieved jointly by Bank BPH (or the portion remaining in the Group) and UniCredit's Polish banking subsidiary Bank Pekao in the years 2007 to 2009.

▶ As a result of the sale of Bank BPH, BA-CA's net profit in the fourth quarter will exceed € 1 bn; together with the net profit of about € 1.5 bn for the first three quarters, this will give an exceptionally large net profit for the year. Even without the one-off effects – and although the 2006 income statement will reflect a loss of income as contributions from the highly profitable HVB Splitska banka (for six months) and Bank BPH (for two months) will be missing – we expect operating profit for 2006 as a whole to increase significantly as in the year to date.

The BA-CA Share

As expected, BA-CA shares are no longer moving under their own steam. Following the share price decline in the second quarter, which was mainly due to temporary scepticism about emerging markets exposure, the price of BA-CA shares in mid-summer recovered and moved parallel to the banking industry's benchmark index (and in line with the share prices of other banks operating in Austria and Central and Eastern Europe). In the course of the third quarter, BA-CA shares gained 11.9 %, while the DJ EuroStoxx/Banks rose by 10.1 %.

Approximation to share price level implied in the independent valuation, very low turnover

Subsequent share price movements were determined by discussions ahead of the Extraordinary General Meeting of HVB's shareholders held on 25 October 2006; the most important item on the agenda was the Group-internal sale of BA-CA to UniCredit. On 13 October 2006, the BA-CA share price reached the level of € 109.81 implied in the independent valuation. In line with market trends, the price of BA-CA shares then moved beyond this level, reaching an all-time (intra-day) high of € 115.15 on 27 October 2006. As turnover remained very low even during those weeks (with a daily average of 36 thousand shares in October), the share price level was of little significance. The BA-CA share price did not even closely correlate with the price of UniCredit shares for some time, an indication of erratic factors determining the share price.

The fundamental share price of € 109.81 and the (adjusted) earnings per share of € 8.27 for the first nine months of 2006 gives a price/earnings ratio of 13.3. The comparative figure for banks in the euro area (Datastream index) is 14.4.

BA-CA shares and UniCredit shares


EUR
135
130
125
120
115
110
105
100
95
90
85
80
75
70
65
60
Exchange period
29 August – 18 November
in thousands of shares
800
600
400
200
0
Average for third quarter: 24,500 shares/day
Q1
Q2
Q3
Q4
2005
Q1
Q2
Q3
Q4
2006
BA-CA
Value of 19.92 UniCredit shares
Turnover (smoothened data)

Consolidated Financial Statements

Income statement of the Bank Austria Creditanstalt Group for the first nine months of 2006 compared with the first nine months of 2005

	(Notes)	1 Jan. – 30 Sept. 2006 € m	1 Jan. – 30 Sept. 2005 € m	Change	
				in € m	in %
Interest income		4,547	4,166	381	9.1
Interest expenses		–2,494	–2,240	–254	11.3
Net interest income	(4)	2,052	1,925	127	6.6
Losses on loans and advances	(5)	–392	–316	–77	24.2
Net interest income after losses on loans and advances		**1,660**	**1,609**	**51**	**3.1**
Fee and commission income		1,527	1,272	255	20.0
Fee and commission expenses		–244	–225	–19	8.4
Net fee and commission income	(6)	1,283	1,047	236	22.5
Net trading result	(7)	282	186	96	51.3
General administrative expenses	(8)	–2,083	–1,917	–167	8.7
Balance of other operating income and expenses	(9)	5	–22	27	
Operating profit		**1,147**	**905**	**242**	**26.8**
Net income from investments		719	269	450	> 100
Goodwill impairment		–8	–	–8	> –100
Allocation to provisions for restructuring costs		–	–60	60	
Balance of other income and expenses		–4	–3	–1	23.0
Profit from ordinary activities/ Net income before taxes		**1,854**	**1,111**	**744**	**66.9**
Taxes on income		–215	–208	–7	3.6
Net income		**1,639**	**903**	**736**	**81.5**
Minority interests		–107	–79	–28	35.1
Consolidated net income		**1,533**	**824**	**708**	**86.0**

Key data

	1 Jan. – 30 Sept. 2006	1 Jan. – 30 Sept. 2005
Earnings per share (in €)	10.43	5.61
Return on equity before taxes	31.1 %	20.6 %
Return on equity after taxes	28.0 %	16.4 %
Cost/income ratio	57.5 %	61.1 %
Risk/earnings ratio	19.1 %	16.4 %

Income statement of the Bank Austria Creditanstalt Group by quarter

€ m	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Interest income	1,575	1,545	1,426	1,226	1,417
Interest expenses	–856	–854	–784	–540	–774
Net interest income	719	690	643	686	643
Losses on loans and advances	–198	–84	–110	–179	–108
Net interest income after losses on loans and advances	**522**	**606**	**533**	**507**	**536**
Fee and commission income	492	533	503	490	443
Fee and commission expenses	–79	–78	–86	–80	–62
Net fee and commission income	412	455	416	410	381
Net trading result	43	87	152	51	68
General administrative expenses	–692	–699	–693	–705	–646
Balance of other operating income and expenses	8	–	–3	–27	–7
Operating profit	**293**	**449**	**405**	**237**	**332**
Net income from investments	14	688	17	13	229
Goodwill impairment	–	–8	–	–4	–
Allocation to provisions for restructuring costs	–	–	–	–48	–60
Balance of other income and expenses	–2	–1	–1	–8	–1
Profit from ordinary activities/ Net income before taxes	**305**	**1,128**	**421**	**190**	**500**
Taxes on income	–51	–84	–80	–18	–92
Net income	**254**	**1,044**	**341**	**172**	**409**
Minority interests	–37	–36	–34	–32	–38
Consolidated net income	**217**	**1,008**	**308**	**140**	**371**

Key data

	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Earnings per share (in €)	1.48	6.86	2.09	0.95	2.53
Return on equity before taxes	14.6 %	56.8 %	22.3 %	10.1 %	26.8 %
Return on equity after taxes	11.2 %	55.3 %	17.9 %	8.1 %	21.5 %
Cost/income ratio	58.5 %	56.7 %	57.3 %	62.9 %	59.5 %
Risk/earnings ratio	27.5 %	12.2 %	17.1 %	26.0 %	16.7 %

Balance sheet of the Bank Austria Creditanstalt Group at 30 September 2006 compared with the balance sheets at 31 December 2005 and at 30 September 2005

Assets

	(Notes)	30 Sept. 2006 € m	31 Dec. 2005 € m	Change in € m	Change in %	30 Sept. 2005 € m	Change in € m	Change in %
Cash and balances with central banks	(10)	3,484	3,855	−371	−9.6	4,082	−599	−14.7
Trading assets	(11)	16,299	17,665	−1,366	−7.7	18,864	−2,565	−13.6
Loans and advances to, and placements with, banks	(12)	24,225	26,384	−2,160	−8.2	23,189	1,036	4.5
Loans and advances to customers	(13)	80,267	86,404	−6,137	−7.1	86,742	−6,474	−7.5
− Loan loss provisions	(14)	−2,741	−3,232	491	−15.2	−3,261	519	−15.9
Investments	(15)	16,370	18,172	−1,802	−9.9	19,142	−2,772	−14.5
Property and equipment	(16)	816	1,097	−281	−25.6	1,108	−292	−26.4
Intangible assets	(17)	1,034	1,358	−324	−23.8	1,360	−326	−24.0
Other assets	(18)	2,819	3,956	−1,137	−28.7	4,854	−2,035	−41.9
Non-current assets classified as held for sale	(19)	13,972	3,221	10,751	>100			
TOTAL ASSETS		**156,544**	**158,879**	**−2,336**	**−1.5**	**156,080**	**464**	**0.3**

Liabilities and shareholders' equity

	(Notes)	30 Sept. 2006 € m	31 Dec. 2005 € m	Change in € m	Change in %	30 Sept. 2005 € m	Change in € m	Change in %
Amounts owed to banks	(20)	39,279	44,279	−5,000	−11.3	43,408	−4,129	−9.5
Amounts owed to customers	(21)	54,315	61,863	−7,548	−12.2	61,148	−6,833	−11.2
Liabilities evidenced by certificates	(22)	21,977	22,703	−726	−3.2	19,737	2,240	11.3
Trading liabilities	(23)	6,242	6,807	−565	−8.3	9,866	−3,624	−36.7
Provisions	(24)	4,729	4,753	−24	−0.5	4,205	524	12.5
Other liabilities	(25)	2,704	3,671	−966	−26.3	4,225	−1,521	−36.0
Subordinated capital	(26)	5,175	5,400	−224	−4.2	5,527	−352	−6.4
Liabilities directly associated with non-current assets classified as held for sale	(27)	13,504	1,884	11,620	>100			
Shareholders' equity		8,619	7,521	1,098	14.6	7,965	654	8.2
of which: minority interests		684	650	34	5.2	613	71	11.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**156,544**	**158,879**	**−2,336**	**−1.5**	**156,080**	**464**	**0.3**

Cash flow statement

€ m	1 Jan. – 30 Sept. 2006	1 Jan. – 30 Sept. 2005
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	4,453	2,724
Cash flows from operating activities	77	2,424
Cash flows from investing activities	−17	−1,054
Cash flows from financing activities	−598	−1
Effects of exchange rate changes	−4	−11
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**3,911**	**4,082**

The amount of cash and cash equivalents stated in the cash flow statement includes the cash holdings of non-current assets classified as held for sale.

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€ m	Subscribed capital	Capital reserves[1]	Retained earnings	Foreign currency translation	Reserves in accordance with IAS 39[2]	Obligations similar to retirement benefits IAS 19	Shareholders' equity excl. minority interests	Minority interests	Share-holders' equity
As at 1 January 2005	**1,069**	**2,749**	**3,197**	**–409**	**36**	**–183**	**6,460**	**440**	**6,899**
First-time application effects			–17		17		–	1	1
As at 1 January 2005 after first-time application effects	**1,069**	**2,749**	**3,180**	**–409**	**53**	**–183**	**6,460**	**441**	**6,900**
Capital increase							–		–
Shares in the controlling company		–6					–6		–6
Business combinations									–
Recognised income and expenses			824	86	185		1,095	99	1,194
Dividend paid			–221				–221	–44	–265
Other changes			23				23	117	141
As at 30 September 2005	**1,069**	**2,743**	**3,807**	**–323**	**238**	**–183**	**7,352**	**613**	**7,965**

€ m	Subscribed capital	Capital reserves[1]	Retained earnings	Foreign currency translation	Reserves in accordance with IAS 39[2]	Obligations similar to retirement benefits IAS 19	Shareholders' equity excl. minority interests	Minority interests	Share-holders' equity
As at 1 January 2006	**1,069**	**2,751**	**3,954**	**–293**	**125**	**–734**	**6,871**	**650**	**7,521**
Capital increase							–		–
Changes in the group of consolidated companies								–3	–3
Shares in the controlling company		–3					–3		–3
Business combinations									–
Recognised income and expenses			1,533	–60	–45		1,428	99	1,527
Dividend paid			–368				–368	–62	–429
Other changes			6				6		6
As at 30 September 2006	**1,069**	**2,748**	**5,124**	**–352**	**79**	**–734**	**7,935**	**684**	**8,619**

1) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 2,154 m

2) Reserves in accordance with IAS 39

	1 Jan. 2006	30 Sept. 2006
Cash flow hedge reserve	–111	–169
Available-for-sale reserve	236	248
Total	**125**	**79**

Statement of recognised income and expense

€ m	2006	2005
Gains on assets classified as held for sale (available-for-sale reserve)	35	56
Gains on cash flow hedges (cash flow hedge reserve)	–87	194
Foreign currency translation differences	–15	92
Foreign currency translation relating to assets classified as held for sale	–54	–
Actuarial losses on defined-benefit plans	–	–
Taxes on items directly recognised in or derecognised from equity	8	–50
Recognised directly in equity	**–113**	**291**
Net income	**1,639**	**903**
Total of income and expenses recognised in the reporting period	**1,527**	**1,194**
Shareholders' equity excl. minority interests	1,428	1,095
Minority interests	99	99

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Significant accounting principles

The interim report of the Bank Austria Creditanstalt Group has been prepared in accordance with International Financial Reporting Standards (IFRSs). IAS 34 was applied to the interim report. The interim report covers the first nine months of 2006 (1 January 2006 to 30 September 2006) and compares this period with the same period of the previous year.

(2) Earnings per share

No financial instruments are outstanding which could have a dilutive effect. Therefore basic earnings per share equal diluted earnings per share. For the first nine months of 2006, earnings per share – based on 147,031,740 shares – are € 10.43 (comparative figure for the same period of the previous year: € 5.61). The annualised figures are € 13.90 for the reporting period and € 7.48 for the same period of the previous year (figure for the whole of 2005: € 6.56).

(3) Changes in the group of consolidated companies in 2006

On 1 January 2006, the following subsidiaries and sub-groups were included in the group of consolidated companies:

- CA IB Securities S.A., Warsaw
- BPH Towarzystwo Funduszy Inwestycyjnych S.A., Warsaw
- BPH PBK Zarzadzanie Funduszami Sp.z.o.o., Warsaw
- CA IB Polska S.A., Warsaw
- CA IB Corporate Finance Beratungs Ges.m.b.H., Vienna (sub-group)
- CA IB International Markets AG, Vienna
- CA IB International Markets Ltd., London
- Universale International Realitäten GmbH, Vienna (sub-group)
- Nova banjalucka banka a.d., Banja Luka
  On 30 December 2005, Bank Austria Creditanstalt AG acquired 83.27 % (19,987 shares) of Nova banjalucka banka a.d., Banja Luka, a bank in Bosnia and Herzegovina, which was included in the group of consolidated companies as from 1 January 2006. The purchase price of € 31.3 m was paid in cash. The acquisition resulted in preliminary goodwill of € 24.5 m in the Bank Austria Creditanstalt Group. In the first quarter of 2006, Bank Austria Creditanstalt carried out a BAM 16 m capital increase; Bank Austria Creditanstalt's equity interest thereby rose to 90.9 %.

Furthermore,
- AWT International Trade AG, Vienna (sub-group),

was included in the group of consolidated companies as from 1 April 2006.

On 30 June 2006, Bank Austria Creditanstalt AG sold its 99.75 % interest (4,541,258 shares) in HVB Splitska banka d.d., Split, to Société Générale, a French bank. The sale resulted in a profit of € 684.3 m in the Bank Austria Creditanstalt Group.

On 4 August 2006, the Supervisory Board of Bank Austria Creditanstalt AG adopted a resolution to sell the 71.03 % interest in Bank BPH S.A., Kraków. In the Bank Austria Creditanstalt Group's interim financial statements as at 30 September 2006, Bank BPH S.A., Kraków, is included in the balance sheet items "Non-current assets classified as held for sale" and "Liabilities directly associated with non-current assets classified as held for sale". The results of Bank BPH S.A., Kraków, are reflected in the individual items of the income statement. Bank BPH S.A., Kraków, will be deconsolidated as from the closing of the transaction, which took place at the beginning of November 2006.

Moreover, on 4 August 2006, the Board of Directors of UniCredit S.p.A., Genoa, adopted a resolution to transfer the following UniCredit subsidiaries to the Bank Austria Creditanstalt Group at the beginning of 2007:

- Koç Finansal Hizmetler A.Ş., Turkey
- Bulbank AD, Bulgaria
- UniBanka a.s., Slovakia
- Zagrebačka banka d.d., Croatia
- Živnostenská banka a.s., Czech Republic
- UniCredit Romania S.A., Romania

The merger of HVB Romania S.A., Bucharest, and Banca Comerciala "Ion Tiriac" S.A., Bucharest, to form "HVB Tiriac Bank S.A." was completed on 1 September 2006. The agreements on the purchase of International Moscow Bank, Moscow, and HVB Bank Latvia AS, Riga, were signed with HVB on 9 September 2006. The closing will probably take place around the end of 2006.

Notes to the Income Statement

(4) Net interest income

€ m	1 Jan.– 30 Sept. 2006	1 Jan.– 30 Sept. 2005
Interest income from		
loans and advances and money market transactions	3,597	3,262
bonds and other fixed-income securities	493	465
shares and other variable-yield securities	89	74
subsidiaries	6	29
companies accounted for under the equity method	54	50
investments in other companies	28	27
investment property	16	16
Interest expenses for		
deposits	−1,544	−1,475
liabilities evidenced by certificates	−592	−414
subordinated capital	−200	−207
Results from leasing transactions	105	99
NET INTEREST INCOME	**2,052**	**1,925**

(5) Losses on loans and advances

€ m	1 Jan.– 30 Sept. 2006	1 Jan.– 30 Sept. 2005
Allocations to	671	608
provisions for loans and advances	*658*	*593*
provisions for contingent liabilities	*13*	*15*
Releases from	−274	−302
provisions for loans and advances	*−208*	*−243*
provisions for contingent liabilities	*−66*	*−59*
Recoveries of loans and advances previously written off	−35	−29
Direct write-offs of loans and advances	31	38
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**392**	**316**

(6) Net fee and commission income

€ m	1 Jan.– 30 Sept. 2006	1 Jan.– 30 Sept. 2005
Securities and custodian business	378	267
Foreign trade/payment transactions	690	603
Lending business	139	127
Other services and advisory business	76	50
NET FEE AND COMMISSION INCOME	**1,283**	**1,047**

(7) Net trading result

€ m	1 Jan.– 30 Sept. 2006	1 Jan.– 30 Sept. 2005
Equity-related transactions	118	78
Interest-rate and currency-related transactions	164	109
NET TRADING RESULT	**282**	**186**

(8) General administrative expenses

€ m	1 Jan.– 30 Sept. 2006	1 Jan.– 30 Sept. 2005
Staff costs	1,186	1,082
Wages and salaries	*844*	*740*
Social-security contributions	*182*	*164*
Expenses for retirement benefits and other benefits	*159*	*178*
Other administrative expenses	729	661
Depreciation and amortisation	168	173
on property and equipment	*93*	*76*
on intangible assets excluding goodwill	*75*	*98*
GENERAL ADMINISTRATIVE EXPENSES	**2,083**	**1,917**

(9) Balance of other operating income and expenses

€ m	1 Jan.– 30 Sept. 2006	1 Jan.– 30 Sept. 2005
Other operating income	77	81
Other operating expenses	–72	–102
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**5**	**–22**

Notes to the Balance Sheet

(10) Cash and balances with central banks

€ m	30 Sept. 2006	31 Dec. 2005
Cash and balances with central banks	3,217	3,524
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	266	331
CASH AND BALANCES WITH CENTRAL BANKS	**3,484**	**3,855**

(11) Trading assets

€ m	30 Sept. 2006	31 Dec. 2005
Bonds and other fixed-income securities	**8,412**	**9,403**
Money market paper	65	77
Debt securities	8,347	9,325
issued by public borrowers	*937*	*1,056*
issued by other borrowers	*7,409*	*8,270*
Shares and other variable-yield securities	**1,301**	**1,034**
Shares	561	371
Investment certificates	738	660
Other	2	3
Positive market values of derivative financial instruments	**6,583**	**7,223**
Other trading assets	**4**	**5**
TRADING ASSETS	**16,299**	**17,665**

(12) Loans and advances to, and placements with, banks – breakdown by product

€ m	30 Sept. 2006	31 Dec. 2005
Loans and advances	6,358	6,560
Money market placements	17,867	19,824
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**24,225**	**26,384**

(13) Loans and advances to customers – breakdown by product

€ m	30 Sept. 2006	31 Dec. 2005
Loans to local authorities	3,099	3,482
Real estate finance	7,075	9,809
Current account credits	16,453	17,067
Loans	41,310	44,173
Money market placements	499	504
Other loans and advances	6,083	5,434
Finance lease receivables	5,748	5,934
LOANS AND ADVANCES TO CUSTOMERS	**80,267**	**86,404**

(14) Loan loss provisions

€ m	for loans and advances to, and placements with, banks		for loans and advances to customers		Total	
	30 Sept. 2006	30 Sept. 2005	30 Sept. 2006	30 Sept. 2005	30 Sept. 2006	30 Sept. 2005
At beginning of reporting period after first-time application effects	**26**	**26**	**3,205**	**3,279**	**3,231**	**3,305**
Allocation	–	2	689	630	689	632
Release	–	–1	–207	–242	–208	–243
Use	–10	–2	–473	–406	–483	–407
Exchange differences and other adjustments not reflected in the income statement	–	11	–158	–36	–158	–25
Non-current assets classified as held for sale	–	–	–329	–	–329	–
AT END OF REPORTING PERIOD	**15**	**35**	**2,726**	**3,225**	**2,741**	**3,261**

(15) Investments

€ m	30 Sept. 2006	31 Dec. 2005
Held-to-maturity investments – debt securities	**5,832**	**6,847**
Available-for-sale investments	**8,681**	**8,160**
Shares in unconsolidated subsidiaries	485	748
Shares in other companies	272	162
Other fixed-income securities	4,601	3,913
Shares and other variable-yield securities	3,322	3,337
Fair value option – investments	**409**	**1,963**
Bonds and other fixed-income securities	191	1,738
Shares and other variable-yield securities	218	226
Investments in companies accounted for under the equity method	**1,033**	**987**
of which: goodwill	91	99
Investment property	**415**	**214**
INVESTMENTS	**16,370**	**18,172**

In the first nine months of 2006, the overall positive effect in the Bank Austria Creditanstalt Group's income statement of using the fair value option for investments was € 8 m.

(16) Property and equipment

€ m	30 Sept. 2006	31 Dec. 2005
Land and buildings used for banking operations	521	691
Other land and buildings	56	58
Other property and equipment*)	239	348
PROPERTY AND EQUIPMENT	**816**	**1,097**

*) including leased assets

(17) Intangible assets

€ m	30 Sept. 2006	31 Dec. 2005
Goodwill	825	1,091
Other intangible assets	209	266
INTANGIBLE ASSETS	**1,034**	**1,358**

(18) Other assets

€ m	30 Sept. 2006	31 Dec. 2005
Tax claims	904	1,010
Current taxes	*761*	*53*
Deferred taxes	*144*	*957*
Positive market values of derivative hedging instruments	1,229	2,075
Other assets	565	762
Prepaid expenses	122	110
OTHER ASSETS	**2,819**	**3,956**

(19) Non-current assets classified as held for sale

€ m	30 Sept. 2006	31 Dec. 2005
Cash and balances with central banks	427	598
Trading assets	568	223
Loans and advances to, and placements with, banks	567	171
Loans and advances to customers	9,346	1,913
– Loan loss provisions	–388	–59
Investments	2,571	267
Property and equipment	239	32
Intangible assets	328	50
Other assets	314	26
TOTAL ASSETS	**13,972**	**3,221**

(20) Amounts owed to banks – breakdown by product

€ m	30 Sept. 2006	31 Dec. 2005
Repayable on demand	4,895	6,069
With agreed maturity dates or periods of notice	34,384	38,210
Money market deposits by banks	*22,097*	*25,333*
Other amounts owed to banks	*12,287*	*12,877*
AMOUNTS OWED TO BANKS	**39,279**	**44,279**

(21) Amounts owed to customers – breakdown by product

€ m	30 Sept. 2006	31 Dec. 2005
Savings deposits	18,773	18,102
Other amounts owed to customers	35,542	43,762
Repayable on demand	*19,353*	*23,173*
With agreed maturity dates or periods of notice	*16,189*	*20,589*
AMOUNTS OWED TO CUSTOMERS	**54,315**	**61,863**

(22) Liabilities evidenced by certificates – breakdown by product

€ m	30 Sept. 2006	31 Dec. 2005
Debt securities issued	**19,829**	**21,203**
Mortgage bonds and local-authority bonds	2,158	2,690
Other debt securities issued	17,671	18,514
of which: at fair value through profit or loss	*1,444*	*1,129*
Other liabilities evidenced by certificates	**2,148**	**1,499**
of which: at fair value through profit or loss	*104*	–
LIABILITIES EVIDENCED BY CERTIFICATES	**21,977**	**22,703**

Debt securities issued are liabilities evidenced by listed certificates. Other liabilities evidenced by certificates are securities issues of the Bank Austria Creditanstalt Group which are not listed and certificates of deposit amounting to € 2,148 m. Given the complex structure of embedded derivatives, the Group used the fair value option. A positive revaluation result totalling € 28 m was recognised in the income statement resulting from other debt securities issued with a total volume of € 1,444 m. In the first nine months of 2006, changes in fair values resulting from changes in our own credit rating were + € 5 m.

(23) Trading liabilities

€ m	30 Sept. 2006	31 Dec. 2005
Negative fair values of derivative financial instruments	6,193	6,470
Other trading liabilities	49	337
TRADING LIABILITIES	**6,242**	**6,807**

(24) Provisions

€ m	30 Sept. 2006	31 Dec. 2005
Provisions for retirement benefits and similar obligations	3,672	3,654
Provisions for taxes	555	603
Current taxes	*66*	*62*
Deferred taxes	*489*	*541*
Provisions for restructuring costs	94	112
Provisions for contingent liabilities	185	153
Other provisions for impending losses	222	230
PROVISIONS	**4,729**	**4,753**

(25) Other liabilities

€ m	30 Sept. 2006	31 Dec. 2005
Negative market values of derivative hedging instruments	1,335	1,990
Other amounts payable	1,160	1,537
Deferred income	209	144
OTHER LIABILITIES	**2,704**	**3,671**

(26) Subordinated capital

€ m	30 Sept. 2006	31 Dec. 2005
Subordinated liabilities	3,827	3,893
Supplementary capital	947	1,103
Subordinated capital eligible as Tier 1 capital	401	404
SUBORDINATED CAPITAL	**5,175**	**5,400**

(27) Liabilities directly associated with non-current assets classified as held for sale

€ m	30 Sept. 2006	31 Dec. 2005
Amounts owed to banks	1,871	454
Amounts owed to customers	9,669	1,360
Liabilities evidenced by certificates	1,260	–
Trading liabilities	228	–
Provisions	146	26
Other liabilities	330	43
Subordinated capital	–	–
Shareholders' equity	–	–
of which: minority interests	–	–
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**13,504**	**1,884**

Additional IAS Disclosures

(28) Employees

Full-time equivalents	30 Sept. 2006	30 Sept. 2005
Bank Austria Creditanstalt Group	**31,722**	**31,286**
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business [1]	9,932	10,149
CEE and other subsidiaries [2]	21,790	21,137
of which: Poland	*10,140*	*10,033*

1) Including a non-consolidated subsidiary (as at 30 September 2006).

2) Including the consolidated companies Asset Management GmbH, BA Cayman Islands Ltd., Bank Austria Creditanstalt Leasing Group, Bank Austria Creditanstalt Real Invest GmbH, Capital Invest die KAG der BA-CA Gruppe GmbH, Schoellerbank AG, VISA-SERVICE Kreditkarten AG. Staffing levels in September 2006 also include AWT International Trade AG, CA IB Securities Warsaw, CA IB Corporate Finance Beratungs Ges.mbH, Banking Transaction Services s.r.o., CA IB International Markets Vienna, CA IB Polska SA, Universale International Realitäten.

All data do not include employees on unpaid maternity or paternity leave.

(29) Events after the date of the interim financial statements

After the balance sheet date of the interim report there were no events that are required to be mentioned in this interim report.

(30) Reconciliation of income statement from old to new format

As part of the integration in UniCredit Group, the publication formats are also standardised. For the purposes of this interim report we have only adjusted segment reporting. Therefore we use a "new" income statement format for presenting the segment data. All other formats used in this interim report have not been changed and are used for the last time. For financial reporting on the 2006 financial year, it is planned to adjust the entire Annual Report to a standard Group format.

The following table shows a comparison between the two formats and the sources of changes in presentation.

Selected income statement items € m	"Old format" used by BA-CA		"New format" used by BA-CA		
Net interest income	2,052	–46	2,006	→	–3 Net fee and commission income –22 Net trading result –33 Balance of other operating income and expenses 13 General administrative expenses
Net fee and commission income (new: Net commission income)	1,283	3	1,286	→	3 Net interest income
Net trading result (new: Net trading, hedging and fair value income)	282	32	314	→	22 Net interest income 10 Net income from investments
Balance of other operating income and expenses (new: Net other income/expenses)	5	40	45	→	33 Net interest income 6 Provisions for risks and charges
General administrative expenses (new: Operating expenses)	–2,083	–21	–2,104	→	–13 Net interest income –4 Balance of other income and expenses –4 Net income from investments
Net income from investments	719	–6	713	→	–10 Net trading result 4 General administrative expenses
Balance of other income and expenses	–4	4	0	→	4 General administrative expenses
Provisions for risks and charges	0	–6	–6	→	–6 Balance of other operating income and expenses
Net income before taxes (new: Profit before tax)	**1,854**		**1,854**		
Taxes on income (new: Income tax)	–215		–215		
Minority interests	–107		–107		
Consolidated net income (new: Net profit attributable to BA-CA Group)	**1,533**		**1,533**		

(31) Segment reporting

First nine months of 2006/first nine months of 2005

€ m		Retail Division	Private Banking & Asset Management Division	Corporate Division	Central Eastern Europe Division	Markets & Investment Banking Division	Corporate Center	BA-CA Group
Net interest income	1–9 2006	584	10	467	810	78	57	2,006
	1–9 2005	586	10	473	676	119	29	1,893
Net commission income	1–9 2006	389	97	272	496	53	–22	1,286
	1–9 2005	358	84	224	370	19	–7	1,047
Net trading, hedging and fair value income	1–9 2006	–1	–	2	111	174	29	314
	1–9 2005	2	2	1	90	106	3	202
Net other income/expenses	1–9 2006	–16	19	30	–16	5	22	45
	1–9 2005	1	1	31	–14	–30	9	–3
Net non-interest income	**1–9 2006**	**373**	**116**	**304**	**591**	**232**	**29**	**1,645**
	1–9 2005	**360**	**86**	**255**	**446**	**94**	**5**	**1,246**
TOTAL REVENUES	**1–9 2006**	**957**	**126**	**771**	**1,401**	**310**	**87**	**3,651**
	1–9 2005	**946**	**96**	**728**	**1,122**	**213**	**34**	**3,139**
OPERATING EXPENSES	**1–9 2006**	**–806**	**–73**	**–323**	**–722**	**–113**	**–67**	**–2,104**
	1–9 2005	**–838**	**–61**	**–315**	**–592**	**–62**	**–73**	**–1,939**
OPERATING PROFIT	**1–9 2006**	**151**	**53**	**448**	**679**	**197**	**20**	**1,547**
	1–9 2005	**108**	**35**	**413**	**531**	**151**	**–39**	**1,200**
Provisions for risks and charges	1–9 2006	4	–1	1	–4	–	–6	–6
	1–9 2005	–45	–	17	6	1	2	–19
Goodwill impairment	1–9 2006	–8	–	–	–	–	–	–8
	1–9 2005	–	–	–	–	–	–	–
Net writedowns of loans	1–9 2006	–245	–	–51	–97	1	–	–392
	1–9 2005	–161	1	–101	–100	9	–1	–353
Net income from investments	1–9 2006	4	–1	8	678	8	17	713
	1–9 2005	–2	13	126	122	19	5	283
PROFIT BEFORE TAX	**1–9 2006**	**–95**	**52**	**406**	**1,255**	**206**	**30**	**1,854**
	1–9 2005	**–101**	**49**	**456**	**559**	**181**	**–32**	**1,111**
Income tax	1–9 2006	24	–12	–91	–118	–36	18	–215
	1–9 2005	24	–12	–123	–90	–32	24	–208
NET PROFIT FOR THE PERIOD	**1–9 2006**	**–71**	**39**	**315**	**1,137**	**170**	**49**	**1,639**
	1–9 2005	**–76**	**37**	**332**	**469**	**149**	**–8**	**903**
Risk-weighted assets (average, Austrian Banking Act)	1–9 2006	16,401	436	31,490	25,942	3,258	2,588	80,115
	1–9 2005	15,995	505	31,048	20,600	5,126	3,457	76,731
Equity allocated (average)	1–9 2006	1,182	160	2,455	3,690	309	157	7,953
	1–9 2005	1,147	149	2,301	3,270	359	–25	7,199
Return on equity before tax in %	*1–9 2006*	*–10.7*	*42.9*	*22.0*	*45.4*	*88.9*	*n.m.*)*	*31.1*
	1–9 2005	*–11.7*	*43.7*	*26.4*	*22.8*	*67.2*	*n.m.*)*	*20.6*
Return on equity after tax before deduction of minority interests in %	*1–9 2006*	*–8.0*	*32.8*	*17.1*	*41.1*	*73.5*	*n.m.*)*	*27.5*
	1–9 2005	*–8.9*	*33.4*	*19.3*	*19.1*	*55.4*	*n.m.*)*	*16.7*
Cost/income ratio in %	*1–9 2006*	*84.2*	*58.1*	*41.9*	*51.6*	*36.4*	*n.m.*)*	*57.6*
	1–9 2005	*88.5*	*63.5*	*43.2*	*52.7*	*28.9*	*n.m.*)*	*61.8*
Risk/earnings ratio in %	*1–9 2006*	*42.0*	*n.m.*)*	*10.9*	*12.0*	*n.m.*)*	*n.m.*)*	*19.5*
	1–9 2005	*27.5*	*n.m.*)*	*21.4*	*14.8*	*n.m.*)*	*n.m.*)*	*18.7*

*) not meaningful

Segment reporting by quarter in 2006/2005

€ m		Retail Division	Private Banking & Asset Management Division	Corporate Division	Central Eastern Europe Division	Markets & Investment Banking Division	Corporate Center	BA-CA Group
Net interest income	Q3/2006	196	4	150	274	46	36	707
	Q2/2006	198	3	158	257	17	33	666
	Q1/2006	189	3	159	279	14	−12	633
	Q4/2005	185	4	190	256	31	2	667
	Q3/2005	196	3	153	246	23	11	634
	Q2/2005	198	3	163	225	47	37	674
	Q1/2005	192	3	156	205	48	−19	586
Net commission income	Q3/2006	125	32	77	165	18	−4	413
	Q2/2006	131	33	105	172	27	−9	459
	Q1/2006	133	32	90	159	9	−8	415
	Q4/2005	121	40	79	149	22	−1	410
	Q3/2005	132	31	81	137	6	−5	381
	Q2/2005	109	26	77	118	7	–	336
	Q1/2005	117	27	66	116	6	−1	330
Net trading, hedging and fair value income	Q3/2006	–	–	2	22	20	9	54
	Q2/2006	−1	−1	–	60	45	−11	93
	Q1/2006	−1	–	−1	28	108	31	166
	Q4/2005	2	1	−2	42	12	7	62
	Q3/2005	–	1	–	20	44	8	73
	Q2/2005	–	–	–	32	19	−5	47
	Q1/2005	1	–	–	38	43	–	83
Net other income/expenses	Q3/2006	−8	6	14	−9	2	20	25
	Q2/2006	−1	8	8	−1	2	−3	13
	Q1/2006	−6	5	7	−5	1	5	7
	Q4/2005	−1	−1	10	−9	−3	−8	−13
	Q3/2005	1	–	36	−5	−10	5	27
	Q2/2005	–	–	10	−5	−6	1	–
	Q1/2005	−1	–	−15	−4	−14	3	−31
Net non-interest income	**Q3/2006**	**118**	**38**	**94**	**178**	**40**	**25**	**493**
	Q2/2006	**129**	**40**	**114**	**231**	**74**	**−23**	**565**
	Q1/2006	**126**	**38**	**96**	**182**	**118**	**27**	**588**
	Q4/2005	**123**	**39**	**88**	**182**	**31**	**−2**	**460**
	Q3/2005	**133**	**32**	**117**	**151**	**39**	**8**	**481**
	Q2/2005	**109**	**27**	**87**	**145**	**20**	**−4**	**383**
	Q1/2005	**117**	**28**	**51**	**150**	**35**	**1**	**382**
TOTAL REVENUES	**Q3/2006**	**314**	**42**	**244**	**451**	**87**	**61**	**1,199**
	Q2/2006	**327**	**43**	**272**	**488**	**91**	**10**	**1,232**
	Q1/2006	**316**	**41**	**255**	**461**	**132**	**16**	**1,221**
	Q4/2005	**308**	**42**	**278**	**438**	**61**	**−1**	**1,127**
	Q3/2005	**330**	**35**	**270**	**397**	**63**	**19**	**1,115**
	Q2/2005	**307**	**30**	**250**	**370**	**67**	**33**	**1,057**
	Q1/2005	**309**	**31**	**207**	**354**	**84**	**−18**	**968**
OPERATING EXPENSES	**Q3/2006**	**−267**	**−24**	**−110**	**−231**	**−37**	**−30**	**−699**
	Q2/2006	**−264**	**−25**	**−115**	**−251**	**−45**	**−6**	**−706**
	Q1/2006	**−275**	**−25**	**−98**	**−240**	**−30**	**−31**	**−699**
	Q4/2005	**−310**	**−29**	**−118**	**−236**	**−38**	**12**	**−718**
	Q3/2005	**−278**	**−18**	**−109**	**−206**	**−19**	**−25**	**−654**
	Q2/2005	**−287**	**−21**	**−105**	**−192**	**−24**	**−13**	**−642**
	Q1/2005	**−274**	**−22**	**−101**	**−193**	**−19**	**−35**	**−643**
OPERATING PROFIT	**Q3/2006**	**47**	**18**	**134**	**220**	**49**	**32**	**500**
	Q2/2006	**63**	**19**	**157**	**238**	**46**	**3**	**526**
	Q1/2006	**41**	**16**	**157**	**221**	**102**	**−15**	**522**
	Q4/2005	**−2**	**13**	**160**	**202**	**24**	**11**	**408**
	Q3/2005	**52**	**18**	**162**	**191**	**43**	**−6**	**460**
	Q2/2005	**20**	**9**	**145**	**178**	**43**	**20**	**415**
	Q1/2005	**36**	**9**	**107**	**161**	**65**	**−53**	**325**

€ m		Retail Division	Private Banking & Asset Management Division	Corporate Division	Central Eastern Europe Division	Markets & Investment Banking Division	Corporate Center	BA-CA Group
Provisions for risks and charges	Q3/2006	5	–	–	–5	–	–3	–4
	Q2/2006	–1	–	1	3	–	–3	–
	Q1/2006	–	–1	–	–2	–	–	–2
	Q4/2005	25	–1	27	–8	–	–29	15
	Q3/2005	–60	–	10	–	–	2	–48
	Q2/2005	15	–	8	8	1	–1	31
	Q1/2005	–	–	–	–2	–	1	–1
Goodwill impairment	Q3/2006	–	–	–	–	–	–	–
	Q2/2006	–8	–	–	–	–	–	–8
	Q1/2006	–	–	–	–	–	–	–
	Q4/2005	–4	–	–	–	–	–	–4
	Q3/2005	–	–	–	–	–	–1	–1
	Q2/2005	–	–	–	–	–	–	–
	Q1/2005	–	–	–	–	–	–	–
Net writedowns of loans	Q3/2006	–142	–	–23	–29	–	–3	–197
	Q2/2006	–55	–	–4	–30	1	1	–87
	Q1/2006	–49	–	–23	–38	–	2	–108
	Q4/2005	–203	1	–32	–16	1	–	–250
	Q3/2005	–49	1	–39	–35	–	–1	–123
	Q2/2005	–68	–	–33	–30	9	–	–123
	Q1/2005	–44	–	–29	–34	–	–	–108
Net income from investments	Q3/2006	2	–1	–1	10	2	–7	6
	Q2/2006	–	–	4	670	5	18	698
	Q1/2006	1	–	5	–3	–	6	10
	Q4/2005	1	2	32	4	–	–18	22
	Q3/2005	–4	13	82	125	11	–15	211
	Q2/2005	1	–	–1	–4	2	11	8
	Q1/2005	1	–	45	2	7	10	64
PROFIT BEFORE TAX	**Q3/2006**	**–87**	**17**	**109**	**196**	**51**	**19**	**305**
	Q2/2006	**–1**	**19**	**158**	**880**	**53**	**20**	**1,128**
	Q1/2006	**–6**	**16**	**139**	**179**	**102**	**–8**	**421**
	Q4/2005	**–183**	**15**	**187**	**182**	**25**	**–36**	**190**
	Q3/2005	**–61**	**32**	**215**	**281**	**54**	**–21**	**500**
	Q2/2005	**–33**	**9**	**119**	**151**	**55**	**29**	**331**
	Q1/2005	**–8**	**8**	**122**	**127**	**71**	**–41**	**280**
Income tax	Q3/2006	21	–4	–25	–38	–9	4	–51
	Q2/2006	1	–4	–35	–45	–9	8	–84
	Q1/2006	2	–4	–31	–35	–18	6	–80
	Q4/2005	44	–4	–42	–37	–4	24	–18
	Q3/2005	13	–7	–69	–32	–9	14	–92
	Q2/2005	8	–2	–27	–31	–10	–2	–63
	Q1/2005	3	–2	–27	–26	–13	12	–53
NET PROFIT FOR THE PERIOD	**Q3/2006**	**–67**	**13**	**85**	**158**	**43**	**23**	**254**
	Q2/2006	**–**	**14**	**122**	**836**	**44**	**28**	**1,044**
	Q1/2006	**–4**	**12**	**108**	**144**	**84**	**–2**	**341**
	Q4/2005	**–139**	**11**	**145**	**145**	**21**	**–11**	**172**
	Q3/2005	**–47**	**24**	**146**	**248**	**45**	**–7**	**409**
	Q2/2005	**–24**	**7**	**92**	**120**	**46**	**28**	**268**
	Q1/2005	**–5**	**6**	**95**	**100**	**59**	**–29**	**227**
Risk-weighted assets (average, Austrian Banking Act)	Q3/2006	16,690	404	32,735	25,281	3,206	3,788	82,104
	Q2/2006	16,231	400	30,909	26,739	3,287	2,209	79,776
	Q1/2006	16,282	504	30,827	25,805	3,281	1,768	78,467
	Q4/2005	17,134	492	30,351	24,422	3,379	2,781	78,560
	Q3/2005	16,706	544	30,940	21,704	4,332	3,388	77,614
	Q2/2005	16,026	494	30,906	20,403	5,666	3,466	76,961
	Q1/2005	15,253	478	31,297	19,694	5,380	3,517	75,620

€ m		Retail Division	Private Banking & Asset Management Division	Corporate Division	Central Eastern Europe Division	Markets & Investment Banking Division	Corporate Center	BA-CA Group
Equity allocated (average)	Q3/2006	1,206	170	2,550	3,172	309	960	8,367
	Q2/2006	1,163	148	2,373	3,950	378	−67	7,946
	Q1/2006	1,177	163	2,442	3,948	240	−422	7,548
	Q4/2005	1,241	178	2,442	4,076	237	−612	7,561
	Q3/2005	1,196	155	2,337	3,404	303	70	7,465
	Q2/2005	1,139	148	2,293	3,290	397	−111	7,156
	Q1/2005	1,105	143	2,272	3,115	377	−35	6,976
Return on equity before tax in %	*Q3/2006*	*−29.0*	*40.7*	*17.2*	*24.7*	*66.5*	*n.m.*)*	*14.6*
	Q2/2006	*−0.3*	*50.7*	*26.6*	*89.1*	*55.7*	*n.m.*)*	*56.8*
	Q1/2006	*−2.2*	*38.3*	*22.7*	*18.1*	*170.0*	*n.m.*)*	*22.3*
	Q4/2005	*−58.9*	*33.4*	*30.6*	*17.9*	*42.0*	*n.m.*)*	*10.1*
	Q3/2005	*−20.3*	*82.2*	*36.8*	*33.0*	*71.2*	*n.m.*)*	*26.8*
	Q2/2005	*−11.5*	*23.0*	*20.7*	*18.4*	*55.9*	*n.m.*)*	*18.5*
	Q1/2005	*−2.7*	*23.6*	*21.5*	*16.3*	*75.9*	*n.m.*)*	*16.1*
Return on equity after tax before deduction of minority interests in %	*Q3/2006*	*−22.2*	*31.0*	*13.3*	*19.9*	*55.0*	*n.m.*)*	*12.2*
	Q2/2006	*0.1*	*38.7*	*20.6*	*84.6*	*46.1*	*n.m.*)*	*52.5*
	Q1/2006	*−1.4*	*29.2*	*17.6*	*14.5*	*140.3*	*n.m.*)*	*18.1*
	Q4/2005	*−44.8*	*25.5*	*23.7*	*14.2*	*35.2*	*n.m.*)*	*9.1*
	Q3/2005	*−15.9*	*62.8*	*24.9*	*29.2*	*58.7*	*n.m.*)*	*21.9*
	Q2/2005	*−8.5*	*17.6*	*16.1*	*14.6*	*46.1*	*n.m.*)*	*15.0*
	Q1/2005	*−1.7*	*18.0*	*16.7*	*12.9*	*62.5*	*n.m.*)*	*13.0*
Cost/income ratio in %	*Q3/2006*	*85.0*	*57.0*	*45.0*	*51.3*	*43.2*	*n.m.*)*	*58.3*
	Q2/2006	*80.7*	*57.1*	*42.4*	*51.3*	*49.3*	*n.m.*)*	*57.3*
	Q1/2006	*87.1*	*60.2*	*38.4*	*52.1*	*23.0*	*n.m.*)*	*57.3*
	Q4/2005	*100.6*	*69.3*	*42.3*	*53.9*	*61.5*	*n.m.*)*	*63.8*
	Q3/2005	*84.2*	*50.1*	*40.2*	*51.9*	*30.8*	*n.m.*)*	*58.7*
	Q2/2005	*93.4*	*70.9*	*42.1*	*51.9*	*35.3*	*n.m.*)*	*60.7*
	Q1/2005	*88.4*	*71.7*	*48.5*	*54.5*	*22.4*	*n.m.*)*	*66.4*
Risk/earnings ratio in %	*Q3/2006*	*72.2*	*n.m.*)*	*15.5*	*10.6*	*0.6*	*n.m.*)*	*27.9*
	Q2/2006	*27.8*	*n.m.*)*	*2.6*	*11.7*	*6.2*	*n.m.*)*	*13.0*
	Q1/2006	*25.6*	*n.m.*)*	*14.7*	*13.5*	*–*	*n.m.*)*	*17.1*
	Q4/2005	*109.8*	*n.m.*)*	*17.1*	*6.3*	*2.8*	*n.m.*)*	*37.5*
	Q3/2005	*24.7*	*n.m.*)*	*25.1*	*14.4*	*0.8*	*n.m.*)*	*19.3*
	Q2/2005	*34.6*	*n.m.*)*	*20.4*	*13.5*	*19.8*	*n.m.*)*	*18.2*
	Q1/2005	*23.0*	*n.m.*)*	*18.7*	*16.7*	*–*	*n.m.*)*	*18.4*

*) not meaningful

As part of the standardisation of internal control within UniCredit Group, segment reporting was adapted in the third quarter. For the first time, segment data are presented in a new uniform Group format. The methods of calculation have been adjusted to UniCredit Group standards. In addition, changes have been made in the allocation of customers to the various divisions within BA-CA AG.

Significant changes in perimeter:

The following subsidiaries are allocated to the new Private Banking & Asset Management (PB&AM) Division: BANK*PRIVAT*, Schoellerbank, Asset Management Gesellschaft AMG, and Capital Invest.

The business segments comprising sales in Austria (Private Customers Austria, SMEs Austria, Large Corporates and Real Estate) have been regrouped into the Retail business segment and the Corporate business segment.

In BA-CA AG, the Retail business segment covers all private customers and small business customers up to a turnover of € 3 m.

The previous business segment Large Corporates and Real Estate as well as business with medium-sized companies and customers using specialised products (e.g. derivatives) have been allocated to the Corporate business segment.

Changes in methods:
The interest rate applied to investment of equity allocated to the business segments has been reduced from 5 % to 3.4 %. This rate corresponds to the 3-month EURIBOR plus a margin of the average 5-year UniCredit credit spread. The rate applied to the business segments for investment of equity is determined for one year as part of the budgeting process. As a result of this change, the amount of notional income from investment of capital allocated to the divisions is lower compared with the method used so far, while net interest income in the Corporate Center increases.

Overhead costs have so far been allocated proportionately on the basis of the segment result before overhead costs.

Under the new method, overhead costs are determined for each business segment in the budgeting process and added to direct and indirect costs at a fixed percentage rate for the current financial year. Overhead cost variances to the budgeted figure are allocated to the Corporate Center.

Capital allocated to the Austrian business segments continues to amount to 7 % of risk-weighted assets. In line with international capital market practice, capital allocated to foreign units in the CEE business segment amounts to 10 % of the respective risk equivalents. Capital allocation to subsidiaries reflects the equity capital actually available; equity capital is no longer standardised.

Information pursuant to the Austrian Banking Act

(32) Consolidated capital resources and regulatory capital requirements

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

€ m	30 Sept. 2006	31 Dec. 2005
Core capital (Tier 1)	**6,198**	**6,236**
Paid-in capital	*1,069*	*1,069*
Capital reserve	*2,154*	*2,154*
Revenue reserve	*782*	*786*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,072*	*2,072*
Untaxed reserves	*87*	*87*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*349*	*455*
Fund for general banking risks	*61*	*61*
Less intangible assets	*–376*	*–448*
Supplementary elements (Tier 2)	**3,323**	**3,646**
Undisclosed reserves	–	–
Supplementary capital	*912*	*1,093*
Participation capital	–	–
Revaluation reserve	*81*	*139*
Subordinated capital	*2,330*	*2,414*
Deductions	**–753**	**–730**
Net capital resources (Tier 1 plus Tier 2 minus deductions)	**8,768**	**9,152**
Requirement for the banking book	**6,478**	**6,021**
Assessment basis (banking book – risk-weighted amounts)	**80,971**	**75,263**
Tier 1 capital ratio	7.65 %	8.29 %
Total capital ratio	10.83 %	12.16 %
Available Tier 3	**413**	**286**
Requirement for the trading book and for open foreign exchange positions	271	252
Requirement covered by Tier 3	**271**	**252**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 30 September 2006

€ m Risk weightings	Assets and off-balance sheet positions	Weighted amounts	Capital requirement
0 %	33,653	–	
10 %	1,128	113	9
20 %	7,985	1,597	128
50 %	17,967	8,984	719
100 %	60,673	60,673	4,854
Investment certificates	1,316	459	36
ASSETS	**122,722**	**71,826**	**5,746**
Off-balance sheet positions	42,854	9,111	729
Special off-balance sheet positions	9,957	34	3
BANKING BOOK	**175,533**	**80,971**	**6,478**

Other Information

(33) Contingent liabilities and commitments

€ m	30 Sept. 2006	31 Dec. 2005
Guarantees	11,901	12,540
Acceptances and endorsements	21	21
CONTINGENT LIABILITIES	**11,923**	**12,562**
Liabilities arising from sales with an option to repurchase	24	449
Other commitments	10,945	10,738
COMMITMENTS	**10,969**	**11,187**

End of notes to the consolidated financial statements

Income Statement of our Consolidated Banking Subsidiaries in CEE

in € m

	Poland		Hungary		Czech Rep.[1]		Slovakia	
	1–9 2006	1–9 2005	1–9 2006	1–9 2005	1–9 2006	1–9 2005	1–9 2006	1–9 2005
Net interest income	409.8	362.3	97.8	83.1	95.1	73.5	25.7	22.9
Losses on loans and advances	–51.5	–48.3	–10.2	–9.0	–2.1	–7.0	–3.6	–2.3
Net fee and commission income	253.1	181.0	47.8	42.1	59.0	50.8	11.0	9.9
Net trading result	–0.9	20.4	6.9	15.2	6.8	0.2	2.7	5.6
General administrative expenses	–310.6	–288.1	–71.7	–68.4	–60.5	–59.9	–20.1	–19.9
Balance of other operating income and expenses	–6.5	1.9	0.1	–0.9	–0.3	–0.4	–	–
Operating profit	**293.5**	**229.2**	**70.8**	**62.2**	**98.0**	**57.3**	**15.7**	**16.2**
Net income from investments	7.9	–3.7	–2.7	–	–4.2	1.8	1.5	0.2
Amortisation of goodwill	–	–2.7	–	–	–	–	–	–
Balance of other income and expenses	–1.2	–0.8	–	–	–	–	–	–
Provisions for restructuring costs	–	–	–	–	–	–	–	–
Net income before taxes	**300.2**	**222.0**	**68.2**	**62.2**	**93.8**	**59.1**	**17.2**	**16.4**
Average risk-weighted assets	9,473	7,258	3,072	2,737	4,240	3,565	826	880
Average shareholders' equity	1,648	1,510	443	431	573	469	216	200
Cost/income ratio (in %)	**47.4**	**50.9**	**47.0**	**49.0**	**37.7**	**48.2**	**51.0**	**51.8**
Return on equity before taxes (in %)[7]	**24.4**	**19.7**	**20.6**	**19.3**	**21.9**	**16.9**	**10.6**	**11.0**
Exchange rate (units of local currency per euro)	**3.914**	**4.060**	**265.395**	**247.304**	**28.451**	**30.047**	**37.665**	**38.686**
Appreciation/depreciation against the euro	+4%		–7%		+6%		+3%	

in local currency

	Poland (PLN m)		Hungary (HUF m)		Czech Rep.[1] (CZK m)		Slovakia (SKK m)	
	1–9 2006	1–9 2005	1–9 2006	1–9 2005	1–9 2006	1–9 2005	1–9 2006	1–9 2005
Net interest income	1,604	1,471	25,963	20,558	2,707	2,209	969	887
Losses on loans and advances	–202	–196	–2,700	–2,223	–59	–210	–137	–90
Net fee and commission income	991	735	12,688	10,422	1,678	1,527	416	384
Net trading result	–3	83	1,844	3,757	193	5	103	217
General administrative expenses	–1,216	–1,170	–19,034	–16,915	–1,720	–1,800	–759	–770
Balance of other operating income and expenses	–25	8	31	–214	–10	–11	–	–
Operating profit	**1,149**	**931**	**18,793**	**15,385**	**2,789**	**1,721**	**593**	**627**
Net income from investments	31	–15	–703	–	–120	54	55	6
Amortisation of goodwill	–	–11	–	–	–	–	–	–
Balance of other income and expenses	–5	–3	–	–	–	–	–	–
Provisions for restructuring costs	–	–	–	–	–	–	–	–
Net income before taxes	**1,175**	**901**	**18,090**	**15,385**	**2,669**	**1,775**	**648**	**633**
Average risk-weighted assets	37,076	29,467	815,167	676,830	120,637	107,124	31,104	34,043
Average shareholders' equity	6,451	6,132	117,575	106,642	16,289	14,097	8,153	7,721

1) 1–9 2006 incl. Hypo stavebni / 2) Splitska banka in 2006 only first six months (until sale) / 3) Incl. Banca Tiriac as from September 2005 / 4) Incl. Hebros Bank as from April 2005 / 5) 1–9 2006 incl. Nova banjalucka banka / 6) HVB Bank Serbia and Montenegro consolidated as from Q4 2005 / 7) Based on actual average equity

Slovenia 1–9 2006	Slovenia 1–9 2005	Croatia[2] 1–9 2006	Croatia[2] 1–9 2005	Romania[3] 1–9 2006	Romania[3] 1–9 2005	Bulgaria[4] 1–9 2006	Bulgaria[4] 1–9 2005	Bosnia[5] 1–9 2006	Bosnia[5] 1–9 2005	Serbia[6] 1–9 2006	CEE total 1–9 2006	CEE total 1–9 2005
24.2	21.3	43.2	62.0	45.9	35.4	53.4	42.9	23.3	13.9	21.5	840.1	717.5
−3.4	−2.4	3.2	−7.6	−11.9	−4.9	−10.2	−8.5	−3.0	−2.9	−1.3	−93.9	−92.9
11.0	8.9	16.8	21.7	42.5	20.6	24.0	19.7	13.5	6.9	7.4	486.2	361.6
−0.2	−0.8	3.3	5.0	37.0	3.4	4.4	3.1	0.4	0.2	5.0	65.5	52.4
−20.9	−16.3	−34.3	−47.6	−57.0	−19.8	−43.6	−40.4	−27.0	−14.7	−18.9	−664.7	−575.0
0.7	−0.1	−5.3	−1.5	−2.5	−1.3	0.4	0.3	−0.4	−0.2	−0.1	−13.9	−2.1
11.5	**10.7**	**26.9**	**32.1**	**54.0**	**33.5**	**28.5**	**17.1**	**6.7**	**3.2**	**13.5**	**619.3**	**461.5**
0.3	0.4	–	–	−0.4	1.2	4.8	1.3	–	–	−0.1	7.1	1.1
–	–	–	–	–	–	–	–	–	–	–	–	−2.7
–	–	–	–	–	–	–	–	–	–	–	−1.2	−0.8
–	–	–	–	–	–	0.2	–	–	–	–	0.2	–
11.7	**11.0**	**26.9**	**32.1**	**53.6**	**34.7**	**33.6**	**18.4**	**6.7**	**3.2**	**13.4**	**625.3**	**459.1**
1,033	900		1,894	2,028	964	1,089	835	599	300	890	23,250	19,333
142	116		229	258	99	149	123	71	40	67	3,568	3,217
58.5	**55.4**	**59.1**	**54.5**	**46.4**	**34.1**	**53.0**	**61.2**	**73.6**	**70.5**	**56.2**	**48.2**	**50.9**
11.0	**12.8**		**18.8**	**27.7**	**47.0**	**30.2**	**20.1**	**12.7**	**10.7**	**26.6**	**23.4**	**19.1**
239.573	**239.602**	**7.310**	**7.406**	**3.549**	**3.644**	**1.956**	**1.956**	**1.956**	**1.956**	**85.720**		
0%		**+1%**		**+3%**		**0%**		**0%**				

Slovenia (SIT m) 1–9 2006	Slovenia (SIT m) 1–9 2005	Croatia[2] (HRK m) 1–9 2006	Croatia[2] (HRK m) 1–9 2005	Romania[3] (RON m) 1–9 2006	Romania[3] (RON m) 1–9 2005	Bulgaria[4] (BGN m) 1–9 2006	Bulgaria[4] (BGN m) 1–9 2005	Bosnia[5] (BAM m) 1–9 2006	Bosnia[5] (BAM m) 1–9 2005	Serbia[6] (CSD m) 1–9 2006
5,802	5,100	316	459	163	129	105	84	45	27	1,839
−805	−579	23	−56	−42	−18	−20	−17	−6	−6	−108
2,634	2,131	123	161	151	75	47	39	26	13	633
−49	−193	24	37	131	12	9	6	1	–	425
−5,000	−3,894	−251	−353	−202	−72	−85	−79	−53	−29	−1,622
162	−13	−39	−11	−9	−5	1	1	−1	–	−8
2,743	**2,553**	**197**	**238**	**192**	**122**	**56**	**34**	**13**	**6**	**1,159**
68	89	–	–	−1	4	9	3	–	–	−8
–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	−2
–	–	–	–	–	–	–	–	–	–	–
2,812	**2,642**	**197**	**238**	**190**	**126**	**66**	**36**	**13**	**6**	**1,149**
247,510	215,646		14,027	7,197	3,513	2,131	1,634	1,171	586	76,318
34,102	27,675		1,694	916	360	291	241	139	79	5,781

Financial information relating to subsidiaries corresponds to the financial statements prepared in accordance with IFRSs as used for the consolidated financial statements of the Bank Austria Creditanstalt Group. Rounding differences may occur.

Balance Sheets of our Consolidated Banking Subsidiaries in CEE

in € m

	Poland			Hungary			Czech Rep.[1]			Slovakia			Slovenia		
	30 Sept. 2006	+/–	31 Dec. 2005	30 Sept. 2006	+/–	31 Dec. 2005	30 Sept. 2006	+/–	31 Dec. 2005	30 Sept. 2006	+/–	31 Dec. 2005	30 Sept. 2006	+/–	31 Dec. 2005
Loans to non-banks	9,366	7 %	8,725	2,939	7 %	2,744	3,878	19 %	3,264	1,105	10 %	1,004	1,184	13 %	1,049
Loans and advances to, and placements with, banks	3,234	6 %	3,049	498	–7 %	533	1,226	0 %	1,222	217	27 %	171	248	–25 %	331
Loan loss provisions	–388	–16 %	–464	–37	–11 %	–41	–46	17 %	–39	–21	21 %	–17	–12	–20 %	–15
Investments	2,571	32 %	1,949	663	46 %	454	1,992	105 %	972	205	–14 %	238	164	61 %	102
Other assets	1,687	–3 %	1,736	483	20 %	402	228	–22 %	292	378	–39 %	615	412	–1 %	416
Total assets	**16,470**	**10 %**	**14,995**	**4,546**	**11 %**	**4,091**	**7,278**	**27 %**	**5,711**	**1,884**	**–6 %**	**2,010**	**1,996**	**6 %**	**1,884**
Deposits from non-banks	9,732	1 %	9,664	2,395	8 %	2,211	4,619	39 %	3,312	838	7 %	781	572	–9 %	628
Deposits from banks	2,139	48 %	1,445	1,273	30 %	977	965	–2 %	987	728	–23 %	946	1,246	13 %	1,103
Liabilities evidenced by certificates	2,209	54 %	1,438	206	–9 %	227	800	22 %	655	54	2 %	53	–		–
Other liabilities	767	–4 %	800	242	16 %	209	287	22 %	236	40	89 %	21	32	120 %	15
Shareholders' equity	1,622	–2 %	1,648	429	–8 %	467	607	16 %	522	223	7 %	209	146	5 %	138
Total liabilities and shareholders' equity	**16,470**	**10 %**	**14,995**	**4,546**	**11 %**	**4,091**	**7,278**	**27 %**	**5,711**	**1,884**	**–6 %**	**2,010**	**1,996**	**6 %**	**1,884**
Loan/deposit ratio (customers)	96 %		90 %	123 %		124 %	84 %		99 %	132 %		129 %	207 %		167 %
Loan/deposit ratio (total)	106 %		106 %	94 %		103 %	91 %		104 %	84 %		68 %	79 %		80 %
Employees (full-time equivalent)	10,140	0 %	10,181	1,441	5 %	1,366	1,088	–1 %	1,101	413	–7 %	443	411	5 %	391
Offices	513	2 %	503	64	19 %	54	35	46 %	24	27	0 %	27	13	0 %	13
Exchange rate (units of local currency per euro)	3.971		3.860	273.000		252.870	28.326		29.000	37.385		37.880	239.590		239.500
Appreciation/depreciation against the euro	–3 %			–7 %			+2 %			+1 %			0 %		

in local currency

	Poland (PLN m)			Hungary (HUF m)			Czech Rep.[1] (CZK m)			Slovakia (SKK m)			Slovenia (SIT m)		
	30 Sept. 2006	+/–	31 Dec. 2005	30 Sept. 2006	+/–	31 Dec. 2005	30 Sept. 2006	+/–	31 Dec. 2005	30 Sept. 2006	+/–	31 Dec. 2005	30 Sept. 2006	+/–	31 Dec. 2005
Loans to non-banks	37,194	10 %	33,680	802,365	16 %	693,798	109,841	16 %	94,646	41,315	9 %	38,023	283,671	13 %	251,236
Loans and advances to, and placements with, banks	12,845	9 %	11,770	135,840	1 %	134,666	34,718	–2 %	35,440	8,123	26 %	6,464	59,313	–25 %	79,312
Loan loss provisions	–1,542	–14 %	–1,792	–10,034	–4 %	–10,493	–1,290	14 %	–1,128	–790	20 %	–660	–2,840	–20 %	–3,554
Investments	10,211	36 %	7,522	181,024	58 %	114,909	56,437	100 %	28,180	7,655	–15 %	9,016	39,264	61 %	24,394
Other assets	6,699	0 %	6,700	131,760	30 %	101,550	6,464	–24 %	8,475	14,114	–39 %	23,292	98,724	–1 %	99,715
Total assets	**65,407**	**13 %**	**57,880**	**1,240,955**	**20 %**	**1,034,430**	**206,169**	**24 %**	**165,614**	**70,417**	**–8 %**	**76,134**	**478,132**	**6 %**	**451,103**
Deposits from non-banks	38,650	4 %	37,305	653,772	17 %	559,087	130,844	36 %	96,034	31,339	6 %	29,585	137,041	–9 %	150,294
Deposits from banks	8,496	52 %	5,579	347,524	41 %	246,930	27,342	–4 %	28,617	27,214	–24 %	35,820	298,443	13 %	264,183
Liabilities evidenced by certificates	8,773	58 %	5,549	56,361	–2 %	57,433	22,651	19 %	18,987	2,030	0 %	2,023	–		–
Other liabilities	3,044	–1 %	3,087	66,073	25 %	52,770	8,137	19 %	6,831	1,483	87 %	793	7,694	120 %	3,492
Shareholders' equity	6,443	1 %	6,361	117,225	–1 %	118,210	17,196	14 %	15,145	8,352	6 %	7,913	34,954	5 %	33,135
Total liabilities and shareholders' equity	**65,407**	**13 %**	**57,880**	**1,240,955**	**20 %**	**1,034,430**	**206,169**	**24 %**	**165,614**	**70,417**	**–8 %**	**76,134**	**478,132**	**6 %**	**451,103**

1) Incl. Hypo stavebni as from 1 January 2006 / 2) Splitska banka deconsolidated as at mid-2006 / 3) Incl. Nova banjalucka banka as from 1 January 2006

Croatia[2]			Romania			Bulgaria			Bosnia[3]			Serbia			CEE total		
30 Sept. 2006	+/–	31 Dec. 2005	30 Sept. 2006	+/–	31 Dec. 2005	30 Sept. 2006	+/–	31 Dec. 2005	30 Sept. 2006	+/–	31 Dec. 2005	30 Sept. 2006	+/–	31 Dec. 2005	30 Sept. 2006	+/–	31 Dec. 2005
		1,913	1,370	0 %	1,376	1,085	1 %	1,074	435	37 %	317	350	15 %	304	21,712	0 %	21,769
		173	452	398 %	91	200	–10 %	221	224	4 %	214	212	282 %	56	6,510	7 %	6,059
		–59	–30	43 %	–21	–44	–3 %	–45	–11	157 %	–4	–15	7 %	–14	–605	–16 %	–721
		267	53	–90 %	510	146	–3 %	150	1	578 %	–	7	20 %	6	5,801	25 %	4,648
		899	590	–7 %	633	239	–15 %	281	208	549 %	32	391	119 %	179	4,616	–16 %	5,484
		3,193	**2,435**	**–6 %**	**2,588**	**1,625**	**–3 %**	**1,680**	**856**	**53 %**	**559**	**946**	**79 %**	**529**	**38,035**	**2 %**	**37,239**
		1,360	1,134	–11 %	1,278	1,018	8 %	942	565	68 %	335	291	30 %	224	21,164	2 %	20,735
		1,490	842	–16 %	998	357	–31 %	516	193	22 %	157	519	118 %	239	8,263	–7 %	8,861
		–	–		–	–		–	–		–	–		–	3,270	38 %	2,373
		84	177	108 %	85	80	–36 %	124	25	63 %	15	18	37 %	13	1,667	4 %	1,601
		258	282	24 %	227	170	74 %	98	75	45 %	51	118	121 %	53	3,672	0 %	3,669
		3,193	**2,435**	**–6 %**	**2,588**	**1,625**	**–3 %**	**1,680**	**856**	**53 %**	**559**	**946**	**79 %**	**529**	**38,035**	**2 %**	**37,239**
		141 %	121 %		108 %	107 %		114 %	77 %		94 %	121 %		135 %	103 %		105 %
		73 %	92 %		64 %	93 %		89 %	87 %		108 %	69 %		78 %	96 %		94 %
		1,225	1,631	3 %	1,577	2,295	–4 %	2,401	1,020	127 %	450	593	13 %	527	19,032	–3 %	19,663
		112	80	0 %	80	210	–3 %	217	116	214 %	37	45	7 %	42	1,103	–1 %	1,109
		7.372	3.536		3.680	1.956		1.956	1.956		1.956	81.102		85.870			
			+4 %			0 %			0 %			+6 %					

Croatia[2] (HRK m)			Romania (RON m)			Bulgaria (BGN m)			Bosnia[3] (BAM m)			Serbia (CSD m)		
30 Sept. 2006	+/–	31 Dec. 2005	30 Sept. 2006	+/–	31 Dec. 2005	30 Sept. 2006	+/–	31 Dec. 2005	30 Sept. 2006	+/–	31 Dec. 2005	30 Sept. 2006	+/–	31 Dec. 2005
		14,103	4,846	–4 %	5,065	2,123	1 %	2,100	850	37 %	620	28,420	9 %	26,062
		1,272	1,598	379 %	334	390	–10 %	432	438	4 %	419	17,218	261 %	4,770
		–435	–107	38 %	–78	–87	–3 %	–89	–21	157 %	–8	–1,240	1 %	–1,226
		1,970	186	–90 %	1,875	285	–3 %	294	1	578 %	–	566	13 %	499
		6,624	2,088	–10 %	2,328	467	–15 %	549	408	549 %	63	31,737	107 %	15,350
		23,534	**8,609**	**–10 %**	**9,524**	**3,178**	**–3 %**	**3,286**	**1,675**	**53 %**	**1,094**	**76,701**	**69 %**	**45,456**
		10,028	4,010	–15 %	4,702	1,991	8 %	1,843	1,104	68 %	656	23,566	22 %	19,259
		10,987	2,978	–19 %	3,675	699	–31 %	1,009	377	22 %	308	42,132	106 %	20,493
		–	–		–	–		–	–		–	–		–
		616	626	100 %	313	157	–36 %	243	48	63 %	30	1,451	30 %	1,118
		1,902	996	19 %	834	332	74 %	191	146	45 %	100	9,551	108 %	4,586
		23,534	**8,609**	**–10 %**	**9,524**	**3,178**	**–3 %**	**3,286**	**1,675**	**53 %**	**1,094**	**76,701**	**69 %**	**45,456**

Financial information relating to subsidiaries corresponds to the financial statements prepared in accordance with IFRSs as used for the consolidated financial statements of the Bank Austria Creditanstalt Group. *Rounding differences may occur.*

Investor Relations, Ratings, Financial Calendar

Bank Austria Creditanstalt

Schottengasse 6–8, A-1010 Vienna, Austria

Telephone from abroad: +43 5 05 05-588 53	Telephone within Austria: 05 05 05-588 53
Fax from abroad: +43 5 05 05-588 08	Fax within Austria: 05 05 05-588 08
e-mail: IR@ba-ca.com	Internet: http://ir.ba-ca.com
Gerhard Smoley Tel.: (+43) (0)5 05 05-588 03	e-mail: Gerhard.Smoley@ba-ca.com
Michael Bauer Tel.: (+43) (0)5 05 05-588 09	e-mail: Michael.Bauer@ba-ca.com

Information on the BA-CA share

ISIN	AT0000995006
Number of shares issued	147,031,740
Free float	5.02 %

	Vienna Stock Exchange	Warsaw Stock Exchange
Trading symbol	BACA	BCA
Reuters RIC	BACA.VI	BACA.WA
Bloomberg Ticker Code	BACA AV	BCA PW

Ratings

Ratings	Long-term	Subordinated liabilities	Short-term
Moody's	A2 [1]	A3	P-1
Standard & Poor's	A [2]	A–	A-1 [2]

1) outlook stable (4 Nov. 2005)
2) outlook positive (10 Oct. 2006)

Financial calendar

21 March 2007	**Results for 2006**
3 May 2007	**Annual General Meeting of Bank Austria Creditanstalt**
9 May 2007	**Results for the first three months of 2007**
3 August 2007	**Results for the first six months of 2007**
13 November 2007	**Results for the first nine months of 2007**

Information provided by IR

Annual Report
Online Annual Report: http://annualreport2005.ba-ca.com
Interim reports
Sustainability Report
IR releases
Ad hoc reporting
IR website
Company presentations

All information is available electronically at http://ir.ba-ca.com

Published by

Bank Austria Creditanstalt AG
A-1010 Vienna, Am Hof 2
A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone within Austria: 05 05 05-0
Telephone from abroad: +43 5 05 05-0
Fax within Austria: 05 05 05-56155
Fax from abroad: +43 5 05 05-56155
Internet: www.ba-ca.com
e-mail: info@ba-ca.com
BIC: BKAUATWW
Austrian routing code: 12000
Austrian Register of Firms: FN 150714p
VAT registration number: ATU51507409

Editors
Investor Relations

Photograph
Ursula Künstler and Franz Artmann (Managing Board)

Graphics
Horvath, Leobendorf

Printed by
Holzhausen

The Interim Report is available from
Bank Austria Creditanstalt AG
Public Relations
P.O. Box 22.000
A-1011 Vienna, Austria
Telephone within Austria: 05 05 05-56148
(telephone answering machine)
Telephone from abroad: +43 5 05 05-56148
(telephone answering machine)
Fax within Austria: 05 05 05-56945
Fax from abroad: +43 5 05 05-56945
e-mail: pub@ba-ca.com

24h ServiceLine
Telephone within Austria: 05 05 05-25
Telephone from abroad: +43 5 05 05-25

Notes

This report contains forward-looking statements relating to the future performance of Bank Austria Creditanstalt. These statements reflect estimates which we have made on the basis of all information available to us at present. Should the assumptions underlying forward-looking statements prove incorrect, or should risks materialise to an extent not anticipated, actual results may vary from those expected at present.

"Bank Austria Creditanstalt" (BA-CA) as used in this report refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" as used in this report refers to the parent company.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may occur compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Disclaimer

This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original, which is the authentic version and takes precedence in all legal aspects.

Editorial close of this Interim Report
13 November 2006